

2022 Notice of Annual Meeting and Proxy Statement

American International Group, Inc.

Our purpose is to discover new potential by
reimagining what AIG can do for you.

Our 5 values and how we bring them to life:

Take ownership
- We set clear expectations
- We are proactive
- We are accountable

Set the standard
- We deliver quality — always
- We are client-centric
- We lead the industry

Win together
- We are stronger together
- We are aligned
- We are one team

Be an ally
- We strive for inclusion
- We listen and learn
- We speak with our actions

Do what's right
- We act with integrity
- We lead by example
- We lift up our communities



~70
**Countries and juristictions
with customers served**

Letter from our Chairman & Chief Executive Officer

Dear Fellow Shareholder:

AIG entered 2022 a higher quality organization that is well positioned to continue delivering value to our clients and distribution partners, shareholders, and other stakeholders.

Our outstanding financial results in 2021 reflect the dedication and commitment our AIG colleagues demonstrate every day, particularly while managing through the complexities of the ongoing global pandemic. Over the last few years, we remained focused as we executed on the strategy we outlined to build a portfolio designed for sustainable and improved profitability. While we still have work ahead of us, we have a clear path towards continuous improvement.

I am extremely proud of what our team has accomplished with respect to our strategic, operational, and financial objectives. Noteworthy achievements in 2021 include significantly improved underwriting results in General Insurance, while reducing our overall risk tolerance and protecting AIG's balance sheet, in addition to a pivot to growth; continued meaningful contributions from our Life and Retirement business; considerable progress on our previously announced plan to separate Life and Retirement from AIG, including through the sale of a 9.9% equity stake to Blackstone; and reaching important milestones on AIG 200 to achieve improvement in operational excellence and how we do business across the company.

We ended the year with significant financial flexibility and a strong balance sheet. In 2021, we returned $3.7 billion to shareholders through stock buybacks and dividends and reduced debt outstanding by $4 billion.

Throughout last year, we focused on matters related to diversity, equity, and inclusion, and climate change and sustainability. For example, 50 percent of our executive leadership team is diverse with all members drawing from different experiences and perspectives. In addition, we recently announced new commitments to achieve Net Zero greenhouse gas emissions by 2050, or sooner, with respect to all of AIG's operations, including our global underwriting and investment portfolios.

Thank you for investing in AIG and for your ongoing support as we strive to be a market leader in everything we do.

Sincerely,

Peter Zaffino
Chairman & Chief
Executive Officer



Letter from our Lead Independent Director

Dear Fellow AIG Shareholder:

AIG's Board of Directors is proud of the company's global workforce and the tremendous strides that have been made regarding the company's strategic repositioning, financial performance, and the progress that has been made on AIG's transformational efforts. Under Peter Zaffino's leadership, AIG performed exceptionally well last year and is positioned for long-term profitable growth.

In 2021, the Board oversaw the successful implementation of AIG's Chief Executive Officer succession plan, culminating with Peter stepping into the role on March 1, 2021, and assuming the additional role of Chairman of the Board at the beginning of this year.

On behalf of the Board, I would like to thank Brian Duperreault, who retired as Executive Chair of the Board on December 31, 2021, for his contributions to AIG during his tenure. We also congratulate Brian for his long and distinguished career in the insurance industry.

In recent years, the Board has also focused on director refreshment with a view towards adding skills and experience necessary to provide appropriate oversight and guidance with respect to AIG's strategic priorities. To that end, we were pleased to welcome John Rice as a director earlier this month.

Additionally, the Board thanks directors Christopher Lynch and Amy Schioldager for their service and valuable contributions. Chris and Amy have joined the Board of Directors for AIG's Life and Retirement business and, as a result, will not stand for re-election to the AIG Board. We also thank retiring director John Fitzpatrick for his many contributions to the Board and various committees over the last few years.

I encourage you to read this Proxy Statement and the 2021 Annual Report, and to vote as the Board recommends on the enclosed proposals in advance of AIG's virtual 2022 Annual Meeting of Shareholders on Wednesday, May 11, 2022, at 11:00 a.m. Eastern Time.

Thank you for entrusting your capital with AIG.

Sincerely,

Douglas M. Steenland
Lead Independent Director



The meeting will be held:

11:00 a.m., Eastern Time, on Wednesday, May 11, 2022

Meeting live via the Internet
www.virtualshareholdermeeting.com/AIG2022

Notice of Annual Meeting of Shareholders

American International Group, Inc. (AIG)

March 29, 2022

How to Vote

By Phone
1-800-690-6903
Vote must be received by 11:59 p.m. Eastern Time, May 10, 2022



Online Before the Meeting
www.proxyvote.com
Vote must be received by 11:59 p.m. Eastern Time, May 10, 2022



By Mail
Return your completed proxy card in the prepaid envelope
Vote must be received by 10 a.m. Eastern Time, May 11, 2022



Online During the Meeting
Go to: www.virtualshareholder meeting.com/AIG2022
Vote must be submitted before the polls close during the Annual Meeting



Mailing Date

This Notice of the 2022 Annual Meeting of Shareholders (Annual Meeting) and Proxy Statement, as well as AIG's 2021 Annual Report and proxy card or voting instructions, were either made available to you over the Internet or mailed to you beginning on or about March 29, 2022.

Items of Business

1. Elect the ten director nominees named in the Proxy Statement
2. Approve, on an advisory basis, the 2021 compensation of AIG's named executives
3. Ratify the selection of PricewaterhouseCoopers LLP (PwC) to serve as AIG's independent registered public accounting firm for 2022
4. Vote on the shareholder proposal set forth in this Proxy Statement, if properly presented at the Annual Meeting
5. Transact any other business properly presented at the Annual Meeting

Record Date—March 16, 2022

If you owned shares of AIG common stock at the close of business on the record date, you are entitled to receive this Notice of the Annual Meeting and to vote during the meeting or by proxy

Accessing the Annual Meeting

To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card.

Please carefully review this Proxy Statement for additional information regarding the matters to be acted on during the Annual Meeting.

By order of the Board of Directors,

Rose Marie E. Glazer
Executive Vice President, Chief Human Resource Officer and Corporate Secretary

We have adopted a virtual meeting format for the Annual Meeting to protect the safety and well-being of our shareholders, employees and directors and provide a convenient opportunity for our shareholders to participate from wherever they are located. We believe that the virtual meeting format affords our shareholders an opportunity for meaningful participation, and we have taken steps so that shareholders will be able to attend, vote and submit questions via the Internet.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held virtually via the Internet on May 11, 2022. This 2022 Notice of Annual Meeting and the Proxy Statement as well as AIG's 2021 Annual Report are available free of charge at www.proxyvote.com or in the Investors section of our website at www.aig.com.

Table of Contents

The meeting will be held:

11:00 a.m., Eastern Time, on
Wednesday, May 11, 2022

Meeting live via the Internet
www.virtualshareholdermeeting.com/AIG2022

Proxy Statement Summary

This summary highlights information contained in this Proxy Statement. It does not contain all of the information you should consider in making a voting decision, and you should carefully read the entire Proxy Statement before voting.

Voting Matters and Vote Recommendation

			Board's recommendation	More information
Management Proposals	1.	Elect the ten director nominees named in this Proxy Statement	**FOR each director nominee**	Page 8
	2.	Approve, on an advisory basis, the 2021 compensation of AIG's named executives	**FOR**	Page 44
	3.	Ratify the selection of PwC to serve as AIG's independent registered public accounting firm for 2022	**FOR**	Page 96
Shareholder Proposal	4.	Shareholder proposal to reduce the threshold to call special meetings from 25 percent to 10 percent	**AGAINST**	Page 98

How to Vote

By Phone

1-800-690-6903
Vote must be received by 11:59 pm Eastern Time, May 10, 2022



Online Before the Meeting

www.proxyvote.com
Vote must be received by 11:59 pm Eastern Time, May 10, 2022



By Mail

Return your completed proxy card in prepaid envelope
Vote must be received by 10 am Eastern Time, May 11, 2022



Online During the Meeting

Go to:
www.virtualshareholder meeting.com/AIG2022
Vote must be submitted by the close of polls during the Annual Meeting



What's New

- We reorganized and redesigned our Proxy Statement to improve its transparency and readability
- The Board of Directors (Board) appointed Peter Zaffino, our Chief Executive Officer, to the additional role of Chairman, effective January 1, 2022—see page 19
- AIG committed to achieve Net Zero greenhouse gas (GHG) emissions across our global underwriting and investment portfolios by 2050, or sooner—see page 22

About AIG

AIG is a leading global insurance organization. We provide a wide range of property and casualty insurance, life insurance, retirement solutions and other financial services to customers in approximately 70 countries and jurisdictions. These diverse offerings include products and services that help businesses and individuals protect their assets, manage risks and provide for retirement security.

The mailing address of our principal executive offices is 1271 Avenue of the Americas, Floor 41, New York, New York 10020-1304.

World-Class Insurance Franchises that are among the leaders in their geographies and segments, providing differentiated service and expertise

Breadth of Loyal Customers including millions of clients and policyholders ranging from multi-national Fortune 500 companies to individuals throughout the world

Broad and Long-Standing Distribution Relationships with brokers, agents, advisors, banks and other distributors strengthened through AIG's dedication to quality

Highly Engaged Global Workforce of more than 36,000 colleagues committed to excellence who are providing services in approximately 70 countries and jurisdictions

Balance Sheet Strength and Financial Flexibility as demonstrated by over $65 billion in shareholders' equity and AIG parent company liquidity of $10.7 billion as of December 31, 2021

2022 Priorities

Underwriting Excellence, Pricing Discipline and Clarity of Risk Appetite

Continue to enhance General Insurance portfolio optimization through strength of underwriting framework and guidelines as well as clear communication of risk appetite and rate adequacy. Continue long-standing disciplined approach in our Life and Retirement business with respect to product pricing and features

Separation of Life and Retirement Business from AIG

Continue progress on the separation of the Life and Retirement business from AIG in a manner intended to maximize value for shareholders and other stakeholders and establish two strong, market-leading companies

AIG 200

Continue progress on multi-year effort to support underwriting excellence, modernize our operating infrastructure, enhance user and customer experiences and become a more unified company

Capital Management

Continue to create long-term value for shareholders and other stakeholders by investing in AIG's businesses through organic growth and operational improvements, returning capital to shareholders and reducing debt

Continued Focus on Profitable Growth

Build on the high-quality General Insurance portfolio achieved to date by focusing on targeted growth through continued underwriting discipline, improved retention and new business development

Optimize Risk Management

Optimize risk profile through disciplined underwriting, reinsurance programs and asset-liability management in the investment portfolio

Leadership, Culture and Talent

Maintain focus on attracting, developing and retaining world-class employees. Further promote diversity, equity and inclusion (DEI) at all levels through continued support of robust employee resource and development programs and recruitment strategies

Transparent Environmental, Social and Governance (ESG) Leadership

Continue strategic progress toward supporting a more sustainable, equitable and prosperous future for stakeholders by being an agent of positive change

2021 Highlights

In 2021, AIG delivered strong results in our General Insurance and Life and Retirement businesses while executing on significant strategic imperatives.

Total Shareholder Return (TSR) of 54%, Outperforming the S&P 500 and the S&P 500 Property & Casualty and Life & Health Insurance Indices

Successful Execution of Chief Executive Officer Succession Plan with Mr. Zaffino becoming our Chief Executive Officer on March 1, 2021 and taking on the additional role of Chairman on January 1, 2022

General Insurance Pivot to Profitable Growth through disciplined underwriting, new business development and renewals continues, as demonstrated through strong double-digit net premium written (NPW) growth, improved retention across the portfolio and meaningful improvement in the combined ratio

Continued Solid Contribution from Life and Retirement Along with Significant Separation Progress including completing the sale of a 9.9 percent equity stake in our Life and Retirement business to Blackstone Inc. (Blackstone) and executing on multiple workstreams to operationally separate the business

AIG General Insurance:
3-Year Calendar Year Combined Ratio



3-Year Accident Year Combined Ratio, as Adjusted**



AIG Life and Retirement:
3-Year Adjusted Pre-Tax Income (in millions)



Outstanding 2021 Total Shareholder Return:
New and Existing Shareholders have Validated AIG's Turnaround and Future Potential



---

* 2020 Calendar Year Combined Ratio was impacted by catastrophe losses, net of reinsurance (CATs), including $1.1 billion of COVID-19 related CATs. The COVID-19 related impact on Calendar Year Combined Ratio during 2020 was approximately 4.7 points.

**Accident Year Combined Ratio, as Adjusted is a non-GAAP financial measure. See Appendix A for a reconciliation showing how this metric is calculated from our audited financial statements.

Compensation Highlights

The Compensation and Management Resources Committee (CMRC) oversees AIG's compensation programs, which are designed to reward performance on our strategic priorities and align executive pay with the company's performance. Our 2021 short-term incentive (STI) and long-term incentive (LTI) program metrics reflected key areas of focus for our company, including driving underwriting and operational excellence to improve profitability and setting the stage for transformative transactions, including the separation of our Life and Retirement business from AIG. Further, and as informed by shareholder feedback, the CMRC ensured that the 2021 compensation program framework reflected a return to an entirely quantitative financial determination for the business performance score component of our STI plan following the use of qualitative goals in 2020 due to the uncertainties associated with the COVID-19 crisis.

As described above, 2021 was a pivotal year in which AIG delivered strong financial results and stock price performance while executing on significant strategic imperatives. These achievements are reflected in the CMRC's decisions regarding our 2021 compensation programs, aligning with our overall pay for performance philosophy.

Chief Executive Officer Compensation

The following reflects the 2021 pay mix and decisions for Mr. Zaffino, our current Chairman & Chief Executive Officer.

2021 CEO Annual Target Total Direct Compensation

	91% At Risk Pay, Subject to Clawback		
9% Base Salary	**23%** Short-Term Cash Incentive	**68%** Long-Term Equity Incentive	

		50% PSUs	**25%** Stock Options	**25%** RSUs
	Long-Term Equity Incentive Award Allocation	**75%** Performance Based		**25%** Time Based

Peter Zaffino	2021 Base Salary	$1,500,000
Chairman & Chief Executive Officer*	**2021 LTI Award Target Value**	**$11,500,000**
	2021 STI Award	$8,000,000 (200% of target)

* Mr. Zaffino became Chief Executive Officer effective March 1, 2021. Prior to March 1, 2021, Mr. Zaffino served as President and Global Chief Operating Officer. Mr. Zaffino assumed the additional role of Chairman effective January 1, 2022. The above compensation reflects Mr. Zaffino's base salary in his capacity as Chief Executive Officer, which was in effect for ten months of the year. For the first two months of the year, Mr. Zaffino's base salary was $1,400,000.

Our 2021 compensation programs, including the compensation decisions for each of the named executives, are detailed under "Compensation Discussion and Analysis" beginning on page 46.

Corporate Governance Highlights

Balanced and Effective Board of Directors

AIG strives to maintain a strong and effective Board that is committed to representing the long-term interests of AIG's shareholders and other stakeholders. We seek to have a Board that has the diverse skills, experience and attributes necessary to provide guidance on AIG's strategic priorities and to oversee management's approach to addressing the challenges and risks facing AIG. The following table provides summary information about each of our ten director nominees that the Board is recommending for election at our Annual Meeting.

All directors are independent except for Mr. Zaffino.

Director Nominee	Age	Director Since	Occupation and Background	Current Committee Memberships			
				Audit	Compensation and Management Resources	Nominating and Corporate Governance[1]	Risk and Capital
James Cole, Jr.	53	2021	Chairman and Chief Executive Officer of The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel of the U.S. Department of Education	M		M	
W. Don Cornwell	74	2011	Former Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation	M		M	
William G. Jurgensen	70	2013	Former Chief Executive Officer of Nationwide Insurance		M		C
Linda A. Mills	72	2015	Former Corporate Vice President of Operations of Northrop Grumman Corporation	M	C		
Thomas F. Motamed	73	2019	Former Chairman and Chief Executive Officer of CNA Financial Corporation		M		M
Peter R. Porrino	65	2019	Former Executive Vice President and Chief Financial Officer of XL Group Ltd	C			M
John G. Rice[2]	65	2022	Former Non-Executive Chairman of GE Gas Power; Former President and Chief Executive Officer of the GE Global Growth Organization				
Douglas M. Steenland[3] Lead Independent Director	70	2009	Former President and Chief Executive Officer of Northwest Airlines Corporation				
Therese M. Vaughan	65	2019	Professional Director of the Emmett J. Vaughan Institute of Risk Management and Insurance at the University of Iowa; Former Chief Executive Officer of the National Association of Insurance Commissioners		M		M
Peter Zaffino	55	2020	Chairman & Chief Executive Officer of AIG				
Number of meetings in 2021				7	8	5	5

C Committee Chair   M Committee Member

(1) The Chair of the Nominating and Corporate Governance Committee (NCGC), Christopher S. Lynch, is not standing for re-election at the Annual Meeting and therefore does not appear in the table above. See "Proposal 1—Election of Directors." The Board will appoint a new Chair following the election of our directors at the Annual Meeting.

(2) Mr. Rice joined the Board on March 17, 2022. No determination as to Mr. Rice's appointment to Committees of the Board (Committees) has been made at this time.

(3) Mr. Steenland, as Lead Independent Director, is an *ex-officio*, non-voting member of all Committees.

We believe our nominees' diverse and complementary skills, experience and attributes promote a well-functioning, highly qualified Board. AIG has undertaken significant Board refreshment in recent years to ensure that the directors are positioned to provide strategic guidance and oversight as we continue to make meaningful progress on strategic priorities, such as AIG 200 and the separation of our Life and Retirement business.

Director Nominee Diversity and Tenure

Tenure



3	**4**	**3**
0-2 years	3-7 years	>7 years

Average ~5 Years

Gender Diversity



2	**20% Women**
Women	

1 Nominee
Identifies as LGBTQ+

Ethnic Diversity



2	**20% Ethnically Diverse**
African American/ Black	

Diversity of Skills and Experience



Insurance Industry Expertise	Financial Services Expertise	Business Transformation Experience
Public Company Executive Leadership Skills	Risk Oversight and Management Experience	Regulatory/ Government Experience	Financial Reporting/ Accounting Expertise
International Business Experience	Technology Expertise	Digital Transformation and Workflow Expertise	ESG/ Sustainability Experience

Robust Corporate Governance Practices

AIG's robust corporate governance policies and practices promote Board effectiveness and accountability to our shareholders.

Independent, Diverse and Qualified Board

- All directors are independent except for our Chairman & Chief Executive Officer, Mr. Zaffino
- All Committee members are independent
- Robust Lead Independent Director role with explicit responsibilities
- Independent directors meet in executive sessions without management in conjunction with each regularly scheduled Board and Committee meeting
- Two of AIG's independent director nominees are women, two are ethnically diverse and one identifies as LGBTQ+
- The NCGC continuously reviews the composition of our Board, taking into consideration the skills, experience and attributes of the existing directors, both individually and as a group

Effective Board Policies and Practices

- Directors' interests are aligned with those of our shareholders through robust share ownership requirements
- Directors' equity awards do not vest until they retire from the Board
- The Board, through the NCGC, conducts annual evaluations of the Board, the Lead Independent Director and other individual directors, and all Committees conduct annual self-evaluations
- No director attending less than 75 percent of regular Board and applicable Committee meetings for two consecutive years will be re-nominated
- Directors generally may not stand for election after reaching age 75
- Directors are subject to limitations on board service at other public companies

Strong Shareholder Rights Hold Board Accountable

- All directors are elected annually
- Majority voting for directors in uncontested elections
- Shareholders have proxy access rights
- 25% of shareholders can call a special meeting
- Shareholders can act by written consent
- AIG has an extensive shareholder engagement program, which includes independent director participation
- Shareholders hold an annual advisory vote on named executive compensation

Key Matters Overseen by the Board

- The Board oversees management succession planning, with support from the CMRC, and, with respect to Chief Executive Officer succession planning, in consultation with the Chair of the NCGC
- The Board, through the CMRC, oversees DEI matters and monitors AIG's progress on related initiatives
- The Board, through the NCGC, oversees ESG, sustainability, including climate-related issues, corporate social responsibility and lobbying and public policy matters
- The Board provides strong risk management oversight, including through the Risk and Capital Committee and the Audit Committee
- The Board directly oversees AIG's cybersecurity risks, policies, controls and procedures

Proposal 1
Election of Directors

What am I voting on?

The Board presents ten nominees for election as directors at the Annual Meeting. Each nominee consented to being named as a nominee in the proxy materials and to serve if elected. Each director elected at the Annual Meeting will serve until the 2023 Annual Meeting or until a successor is duly elected and qualified.

Voting Recommendation



FOR the election of each director nominee. The Board believes that, if elected, the nominees will continue to provide effective oversight of AIG's business and continue to advance our shareholders' interests by drawing upon their collective qualifications, skills, experience and attributes, as summarized on page 11 and below.

Overview

- Ten director nominees
- All directors are independent except for the Chairman & Chief Executive Officer
- Elected by a majority of votes cast
- One-year terms

Board Composition and Refreshment

AIG prioritizes effective and aligned Board composition, supplemented by a thoughtful approach to refreshment. It is essential to have a qualified group of directors with an appropriate mix of skills, experience and attributes to oversee AIG's global business, particularly as the Board oversees AIG's strategic priorities, such as AIG 200 and the separation of our Life and Retirement business. The Board manages Board composition and refreshment with significant support from the NCGC.

The NCGC continuously reviews the Board's composition, taking into consideration the characteristics of the existing directors, both individually and as a group. The NCGC takes various factors into account when considering the need for Board refreshment, including potential director departures, the Board's mix and interplay of skills, experience and attributes, including diversity, director tenure and individual director performance.

Diversity Considerations

The Board strives to maintain a diverse Board, and diversity continues to be an important consideration in the director search and nomination process. While the Board has not adopted a specific diversity policy, our Corporate Governance Guidelines reflect the Board's belief that important diversity characteristics include race, gender identity, ethnicity, religion, nationality, disability, sexual orientation and cultural background. Additionally, in assessing Board composition and individual director candidates, the NCGC considers diversity in a broad sense, including work experience, skills and perspective.

40% of our director nominees are diverse
- Two director nominees are women
- Two director nominees are ethnically diverse
- One director nominee identifies as LGBTQ+

Director Tenure

The director nominees have an average tenure of approximately 5 years. No individual may stand for election as a director after reaching the age of 75. The Board may waive this requirement if, on the recommendation of the NCGC, it determines that a waiver is in the best interests of AIG.

Director Recruitment Process

The NCGC has a comprehensive director recruitment process and considers candidates recommended by other directors, shareholders and management. The NCGC also may engage search firms to assist in identifying and/or evaluating candidates and to ensure that it is considering a large and more diverse pool of candidates.

Shareholder Input in Recommending and Nominating Directors

The NCGC will consider candidates recommended by shareholders and will evaluate those shareholder-identified candidates on the same basis as all other candidates. Shareholders who wish to recommend nominees for director for consideration by the NCGC may do so by submitting names and supporting information to: Chair, Nominating and Corporate Governance Committee, c/o Corporate Secretary, at the address set forth under "Other Matters—Communications with the Board of Directors" on page 105. Shareholders nominating director candidates pursuant to AIG's By-laws must comply with the requirements set forth in our By-laws. See "Other Matters—Shareholder Proposals for the 2023 Annual Meeting."

Proxy Access

AIG's By-laws also permit eligible shareholders to include their own director nominees in AIG's proxy statement for the annual meeting. The Board believes proxy access is an additional mechanism for Board accountability and for ensuring that director nominees are supported by AIG's long-term shareholders.

Under the proxy access provision of our By-laws, a shareholder, or a group of up to 20 shareholders, owning three percent or more of AIG common stock continuously for at least three years may nominate and include in AIG's annual meeting proxy materials director nominees constituting up to the greater of two individuals or 20 percent of the Board, so long as the shareholder(s) and the nominee(s) satisfy the requirements specified in our By-laws. Qualifying shareholders who wish to submit director nominees for election at the 2023 Annual Meeting of Shareholders pursuant to the proxy access by-law may do so in compliance with the procedures described in "Other Matters—Shareholder Proposals for the 2023 Annual Meeting."

Criteria for Evaluating Director Candidates

Once a candidate has been identified through one of the above channels, the NCGC conducts a rigorous review, taking into consideration the criteria set forth in AIG's Corporate Governance Guidelines, including:

- High personal and professional ethics, values and integrity
- Ability to work together as part of an effective, collegial group
- Commitment to representing the long-term interests of AIG
- Skill, expertise, diversity, background, and experience with businesses and other organizations that the Board deems relevant
- Interplay of the individual's experience with the experience of other Board members

- Contribution represented by the individual's skills, experience and attributes to ensuring that the Board has the necessary tools to perform its oversight function effectively
- Ability and willingness to commit adequate time to AIG over an extended period of time
- Extent to which the individual would otherwise be a desirable addition to the Board and any Committees

Following this review, the NCGC recommends director candidates to the Board for appointment or for nomination for election by our shareholders.

Our Director Nominees

John H. Fitzpatrick, Christopher S. Lynch and Amy L. Schioldager, who currently sit on our Board, are not standing for re-election and will retire from the Board at the Annual Meeting. Mr. Lynch and Ms. Schioldager are not standing for re-election because they have joined the board of directors of Corebridge Financial, Inc. (Corebridge Financial), the holding company for our Life and Retirement business, which is working towards an initial public offering. The Board would like to thank Messrs. Fitzpatrick and Lynch and Ms. Schioldager for their service and valuable contributions as directors. We are asking our shareholders to re-elect each of the remaining ten directors at the Annual Meeting, to hold office until the next annual meeting and until a successor is elected and qualified or his or her earlier resignation or removal.

Identification and Recruitment of John G. Rice

Mr. Rice was appointed to our Board in March 2022. He was identified and recommended to the NCGC by our Chairman & Chief Executive Officer. The NCGC interviewed Mr. Rice and compiled information about his attributes, experience, skills and independence to help them assess his suitability for our Board. Among other key skills and experiences, Mr. Rice brings extensive global business experience to our Board, having worked and lived abroad while in various leadership positions with General Electric in its global markets, including Hong Kong, Singapore and Canada.

Director Independence Assessment

The Board, on the recommendation of the NCGC, determined that nine of the nominees— Mss. Mills and Vaughan and Messrs. Cole, Cornwell, Jurgensen, Motamed, Porrino, Rice and Steenland—are independent under the New York Stock Exchange (NYSE) listing standards. Mr. Zaffino is the only director nominee who holds an AIG management position and is not an independent director. Messrs. Fitzpatrick and Lynch and Ms. Schioldager, who are not standing for re-election to the Board, and Mr. Miller, who did not stand for re-election at the 2021 Annual Meeting, were also determined by the Board, on the recommendation of the NCGC, to be independent under the NYSE listing standards for the period that they served on the Board.

All director nominees are independent except for our Chairman & Chief Executive Officer

In making the independence determinations, the NCGC and the Board considered relationships arising from: (1) in the case of certain directors, investments and insurance products AIG provides to them and/or entities they are affiliated with in the ordinary course of business and on the same terms made available to third parties; and (2) in the case of Mr. Steenland, Blackstone's 9.9 percent investment in our Life and Retirement business and certain other transactions entered into between AIG and Blackstone, with the Board noting that Mr. Steenland is an advisor to, not an employee of, Blackstone and that Mr. Steenland recused himself from the discussions and approval of such transactions.

Director Nominee Skills, Experience and Diversity

The Board and the NCGC have identified the following skills and expertise as essential for effective oversight in light of our business and strategy:

Insurance Significant experience working in the insurance industry, particularly property and casualty and global specialty

Financial Services Experience in the non-insurance financial services industry, including banking and financial markets

Business Transformation Experience leading or overseeing successful long-term business transformations and corporate restructurings at scale or significant acquisitions and integrations

Public Company Executive Leadership Experience in a significant leadership position at a public company, such as a chief executive officer or other senior leadership role

Risk Management Experience with the identification, assessment and oversight of enterprise risk management programs and best practices, including those relating to operational risks and cyber risk

Regulatory/Government Significant experience working in highly regulated industries and/or as a regulator or other government official

Financial Reporting/Accounting Experience with financial reporting, accounting or auditing processes and standards

International Experience Significant experience managing or overseeing businesses outside the U.S. and/or working or living in countries outside the U.S.

Technology Knowledge of or experience with technology and related issues and risks

Digital Knowledge of or experience with digital transformations and digital workflows, as well as related issues and risks

ESG/Sustainability Experience with Environmental, Social and Governance-related issues

The table below illustrates key skills and areas of expertise and diversity represented on our Board. We believe our director nominees have the right mix of skills, experience and attributes to provide strategic guidance, particularly as the Board oversees our continued progress on transformative transactions and significant strategic initiatives.

Skills and Experience	Cole	Cornwell	Jurgensen	Mills	Motamed	Porrino	Rice	Steenland	Vaughan	Zaffino	Total Number of Directors
Insurance			■		■	■			■	■	5
Financial Services	■	■	■				■			■	5
Business Transformation	■						■	■		■	4
Public Company Executive Leadership		■	■	■	■	■	■	■		■	8
Risk Management			■		■	■			■	■	5
Regulatory/Government	■	■	■	■	■	■	■	■	■	■	10
Financial Reporting/Accounting		■	■	■	■	■	■	■	■	■	9
International Experience				■			■			■	3
Technology	■			■			■			■	4
Digital				■					■	■	3
ESG/Sustainability	■			■					■	■	4

Diversity (Self-Identified)	Cole	Cornwell	Jurgensen	Mills	Motamed	Porrino	Rice	Steenland	Vaughan	Zaffino	
Gender (Male/Female)	M	M	M	F	M	M	M	M	F	M	
African American/Black	■	■									
White/Caucasian			■	■	■	■	■	■	■	■	
LGBTQ+	■										

Recommendation

Your Board of Directors unanimously recommends a vote **FOR** each of the following director nominees.

Director Nominee Biographies

Below are biographies of each of the nominees for director, including the principal occupation or affiliation and public company directorships held by each nominee during the past five years.

James Cole, Jr.

Chairman and Chief Executive Officer of The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel of the U.S. Department of Education



■ **Independent**

Age: 53
Director since: 2021

COMMITTEES

- **Audit**
- **Nominating and Corporate Governance**

CAREER HIGHLIGHTS

- The Jasco Group, LLC (investment management firm)
    - Chairman and Chief Executive Officer, since 2017
- U.S. Department of Education
    - Delegated Deputy Secretary of Education and General Counsel, 2016 to 2017
    - General Counsel, 2014 to 2017
    - Senior Advisor to the Secretary, 2014
- U.S. Department of Transportation
    - Deputy General Counsel, 2011 to 2014
- Wachtell, Lipton, Rosen & Katz
    - Partner, 1996 to 2011

OTHER CURRENT DIRECTORSHIPS

- None

W. Don Cornwell

Former Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation



■ **Independent**

Age: 74
Director since: 2011

COMMITTEES

- **Audit (Financial Expert)**
- **Nominating and Corporate Governance**

CAREER HIGHLIGHTS

- Granite Broadcasting Corporation (television broadcasting)
    - Founder, Chairman of the Board and Chief Executive Officer, 1988 to 2009
    - Vice Chairman, 2009
- Goldman Sachs
    - Chief Operating Officer, Corporate Finance Department, 1980 to 1988
    - Vice President, Investment Banking Division, 1976 to 1988

OTHER CURRENT DIRECTORSHIPS

- Natura &Co Holding S.A.
- Viatris Inc.

FORMER DIRECTORSHIPS

- Pfizer Inc.
- Avon Products, Inc.

William G. Jurgensen

Former Chief Executive Officer of Nationwide Insurance



■ **Independent**

Age: 70
Director since: 2013

COMMITTEES

- **Risk and Capital (Chair)**
- **Compensation and Management Resources**

CAREER HIGHLIGHTS

- Nationwide Financial Services, Inc. (insurance and financial services)
  - Chief Executive Officer and director, 2000 to 2009
  - Chairman of the Board, 2001 to 2003
- BankOne Corporation
  - Executive Vice President, 1998 to 2000
- First Chicago Corporation
  - Executive Vice President of First Chicago NBD Corporation, 1995 to 1998
  - Chairman of FCC National Bank, 1995 to 1998
  - Various positions, including Chief Executive Officer of First Card, and Chief Financial Officer, 1990 to 1995
- Norwest Corporation
  - Various positions, 1973 to 1990

OTHER CURRENT DIRECTORSHIPS

- Lamb Weston Holdings, Inc. (Chair)

Linda A. Mills

Former Corporate Vice President of Operations of Northrop Grumman Corporation



■ **Independent**

Age: 72
Director since: 2015

COMMITTEES

- **Compensation and Management Resources (Chair)**
- **Audit**

CAREER HIGHLIGHTS

- Cadore Group, LLC (management and IT consulting)
  - President, 2015 to present
- Northrop Grumman Corporation
  - Corporate Vice President, Operations, 2013 to 2015
  - Corporate Vice President and President of Information Systems and Information Technology sectors, 2008 to 2012
  - President of the Civilian Agencies Group, 2006 to 2007
  - Vice President of Operations and Process, Information Technology Sector, 2003 to 2006
- TRW, Inc.
  - Various positions, 1979 to 2002, including Vice President of Information Systems and Processes
- Bell Laboratories, Inc.
  - Engineer, 1973 to 1979

OTHER CURRENT DIRECTORSHIPS

- Navient Corporation (Chair)

Thomas F. Motamed

Former Chairman and Chief Executive Officer of CNA Financial Corporation



■ **Independent**

Age: 73

Director since: 2019

COMMITTEES

- **Compensation and Management Resources**
- **Risk and Capital**

CAREER HIGHLIGHTS

- CNA Financial Corporation (insurance)
  - Chairman and Chief Executive Officer, 2009 to 2016
- The Chubb Corporation
  - Vice Chairman and Chief Operating Officer, 2002 to 2008
  - Other senior positions, 1977 to 2002

OTHER CURRENT DIRECTORSHIPS

- Kairos Acquisition Corp.

FORMER DIRECTORSHIPS

- Verisk Analytics, Inc.

Peter R. Porrino

Former Executive Vice President and Chief Financial Officer of XL Group Ltd



■ **Independent**

Age: 65

Director since: 2019

COMMITTEES

- **Audit (Chair; Financial Expert)**
- **Risk and Capital**

CAREER HIGHLIGHTS

- XL Group Ltd (insurance and reinsurance)
  - Senior Advisor to the Chief Executive Officer, 2017 to 2018
  - Executive Vice President and Chief Financial Officer, 2011 to 2017
- Ernst & Young LLP
  - Global Insurance Industry Leader, 1999 through 2011
- Consolidated International Group (insurance)
  - President and Chief Executive Officer, 1998 to 1999
- Zurich Insurance Group
  - Chief Financial Officer and Chief Operating Officer of Zurich Re Centre, 1993 to 1998
- Ernst & Young
  - Auditor, 1978 to 1993

OTHER CURRENT DIRECTORSHIPS

- None

John G. Rice

Former Non-Executive Chairman of GE Gas Power; Former President and Chief Executive Officer, GE Global Growth Organization



■ **Independent**

Age: 65
Director since: 2022

CAREER HIGHLIGHTS

■ General Electric Company (multinational conglomerate)
  — Non-Executive Chairman, GE Gas Power, 2018 to 2020
  — Vice Chairman, GE, 2005 to 2018
  — President and Chief Executive Officer, GE Global Growth Organization, 2010 to 2017
  — Various other senior positions, including:
    • President and Chief Executive Officer, GE Technology Infrastructure, 2005 to 2010
    • President & Chief Executive Officer, GE Industrial, 2005
    • Senior Vice President, GE Energy, 2004
    • Senior Vice President, GE Power Systems, 2000 to 2003
    • Vice President GE Transportation Systems, 1997 to 1999

OTHER CURRENT DIRECTORSHIPS

■ Baker Hughes Company

Douglas M. Steenland

Former President and Chief Executive Officer of Northwest Airlines Corporation



■ **Lead Independent Director**

Age: 70
Director since: 2009

COMMITTEES

■ As Lead Independent Director, Mr. Steenland is an *ex-officio*, non-voting member of each Committee

CAREER HIGHLIGHTS

■ Northwest Airlines Corporation
  — Chief Executive Officer, 2004 to 2008
  — President, 2001 to 2004
  — Various other senior positions, 1991 to 2008, including:
    • Executive Vice President, Chief Corporate Officer
    • Senior Vice President and General Counsel
■ DLA Piper
  — Partner, 1984 to 1991

OTHER CURRENT DIRECTORSHIPS

■ American Airlines Group Inc.
■ Hilton Worldwide Holdings Inc.
■ London Stock Exchange Group PLC

FORMER DIRECTORSHIPS

■ Performance Food Group Company
■ Travelport Worldwide LTD

Therese M. Vaughan

Professional Director of the Emmett J. Vaughan Institute of Risk Management and Insurance at the University of Iowa; Former Chief Executive Officer of the National Association of Insurance Commissioners



■ **Independent**

Age: 65
Director since: 2019

COMMITTEES

▪ **Compensation and Management Resources**
▪ **Risk and Capital**

CAREER HIGHLIGHTS

■ University of Iowa (higher education)
— Professional Director of the Emmett J. Vaughan Institute of Risk Management and Insurance, since 2021
■ Drake University (higher education)
— Executive in Residence, 2019 to 2021
— Robb B. Kelley Visiting Distinguished Professor of Insurance and Actuarial Science, 2017 to 2019
— Dean of the College of Business and Public Administration, 2014 to 2017
■ National Association of Insurance Commissioners (NAIC)
— Chief Executive Officer, 2009 to 2012
■ Joint Forum (group of banking, insurance, and securities supervisors)
— Chair, 2012
■ State of Iowa
— Insurance Commissioner, 1994 to 2004

OTHER CURRENT DIRECTORSHIPS

■ Verisk Analytics, Inc.
■ West Bancorporation, Inc.

FORMER DIRECTORSHIPS

■ Validus Holdings, Ltd.

Peter Zaffino

Chairman & Chief Executive Officer of AIG



■ **Chairman & Chief Executive Officer**

Age: 55
Director since: 2020

CAREER HIGHLIGHTS

■ AIG
— Chairman, since 2022
— Chief Executive Officer, since 2021; President, 2020 to 2021
— Executive Vice President and Global Chief Operating Officer, 2017 to 2021
— Chief Executive Officer, General Insurance, 2017 to 2019
■ Marsh & McLennan Companies, Inc. (professional services)
— Various senior positions, including:
• Chairman for the Risk and Insurance Services segment, 2015 to 2017
• Chief Executive Officer of Marsh, LLC, 2011 to 2017
• President and Chief Executive Officer of Guy Carpenter, 2008 to 2011
• Various executive roles at Guy Carpenter, 2001 to 2008
■ CORE Holdings, a GE Capital portfolio company
— Various roles, 1995 to 2001

OTHER CURRENT DIRECTORSHIPS

■ None

Election of Director Nominees

It is the intention of the persons named in the accompanying form of proxy to vote for the election of the nominees. All of the nominees are currently members of AIG's Board. It is not expected that any of the nominees will become unavailable for election as a director, but if any should become unavailable prior to the Annual Meeting, proxies will be voted for such other persons as the persons named in the accompanying form of proxy may determine in their discretion. Alternatively, the Board may reduce its size.

Directors will be elected by a majority of the votes cast by the shareholders of AIG's common stock, which votes are cast either "for" or "against" election. Under AIG's By-laws and Corporate Governance Guidelines, each nominee has submitted to the Board an irrevocable resignation from the Board that would become effective if (1) the nominee fails to receive the required vote at the shareholder meeting and (2) the Board accepts such resignation. If a nominee fails to receive the required vote, the NCGC will recommend to the Board whether or not to accept the resignation. The Board will accept such resignation unless the NCGC recommends, and the Board determines, that the best interests of AIG and its shareholders would not be served by doing so.

Corporate Governance

Our Corporate Governance Practices

The Board is committed to effective corporate governance practices that are designed to maintain high standards of oversight, accountability, integrity and ethics while promoting the long-term interests of our shareholders. Our governance structure is set forth in our Amended and Restated Certificate of Incorporation (Certificate of Incorporation), By-laws, Corporate Governance Guidelines and Committee Charters, among other documents. AIG's Board regularly reviews these corporate governance documents and makes modifications from time to time based on corporate governance developments and shareholder feedback to ensure their continued effectiveness.

What we do:



- The NCGC continuously reviews the composition of the Board to ensure the Board has the substantial and diverse skills, experience and attributes necessary to evaluate and oversee AIG's strategic priorities and performance
- All directors are elected annually
- Majority voting for directors in uncontested elections
- All directors are independent except for our Chairman & Chief Executive Officer
- Independent directors meet in executive sessions without management in conjunction with each regularly scheduled Board and Committee meeting
- All Committee members are independent
- Robust Lead Independent Director role with explicit responsibilities
- Directors' interests are aligned with those of our shareholders through robust share ownership requirements
- The Board, through the NCGC, conducts annual evaluations of the Board, the Lead Independent Director and other individual directors, and all Committees conduct annual self-evaluations

- All directors may contribute to the agenda for Board meetings
- Committees are organized around key strategic issues and designed to facilitate dialogue and efficiency
- The Board, with support from the Committees, oversees key matters, including robust management succession planning; DEI; sustainability (including climate-related issues), corporate social responsibility, lobbying and public policy matters; risk management; and cybersecurity
- Extensive shareholder engagement program, which includes independent director participation
- Shareholders have proxy access rights
- 25% of shareholders can call a special meeting
- Shareholders have equal voting rights per share
- Shareholders can act by written consent
- Shareholders hold an annual advisory vote on executive compensation

What we don't do:



- The Board will not renominate any director who attends less than 75% of regular Board and applicable Committee meetings
- Directors generally may not stand for election after reaching age 75
- The Board generally will not appoint a Committee Chair to serve for longer than a five-year term
- AIG's Certificate of Incorporation and By-laws do not include supermajority voting requirements

- AIG's Certificate of Incorporation and By-laws do not include a minimum holding period or share ownership level when determining whether the special meeting threshold has been reached
- Directors are subject to limitations on board service at other public companies
- Directors' equity awards do not vest until they retire from the Board

Board Leadership Structure

The Board does not have a policy about whether the roles of Board Chair and Chief Executive Officer should be separate or combined. Rather, under AIG's Corporate Governance Guidelines, the Board has flexibility to select the leadership structure that it believes will provide the most effective leadership and oversight for the company at any given time. The Board regularly reviews its leadership structure and considers many factors, including the specific needs of AIG and its businesses, corporate governance best practices, shareholder feedback and succession planning.

- **Flexible leadership structure reviewed regularly**
- **Strong Lead Independent Director role ensures independent oversight**

On December 31, 2021, Mr. Duperreault retired as Executive Chair and began a one-year term as a non-executive employee of AIG, representing the final step in AIG's thoughtful, well-coordinated Chief Executive Officer succession plan announced in late 2020. The members of the Board wish to express their gratitude to Mr. Duperreault for his leadership since joining AIG in 2017. Effective January 1, 2022, following significant deliberation, the Board determined that the interests of AIG and our shareholders would be best served by combining the Chair and Chief Executive Officer roles under Mr. Zaffino, with Mr. Steenland serving as Lead Independent Director.

Lead Independent Director Role

In his role as Lead Independent Director, Mr. Steenland has explicit responsibilities that are delineated in our Corporate Governance Guidelines, including:

- Providing advice, guidance and assistance to the Chairman, as requested
- Calling, setting the agenda for and chairing periodic executive sessions and meetings of the independent directors
- Consulting on and approving, in consultation with the Chairman, the agendas for and the scheduling of meetings of the Board
- Chairing meetings of the Board in the absence of the Chairman

- Serving as a liaison between the Chairman and the independent directors
- Reviewing and approving, in consultation with the Chairman, the quality, quantity, appropriateness and timeliness of information provided to the Board
- Communicating with shareholders, stakeholders and government officials in consultation with the Chairman
- Conferring regularly with the Chairman on matters of importance that may require action or oversight by the Board

Combined Role of Chairman and Chief Executive Officer Held by Peter Zaffino

Effective January 1, 2022, the Board appointed Mr. Zaffino, our Chief Executive Officer, to the additional role of Chairman.

The Board considered several factors in reaching this decision, including the following:

- Combining the roles of Chairman and Chief Executive Officer promotes decisive, unified leadership as we execute on our strategic priorities
- Mr. Zaffino led AIG's turnaround since he joined the company in 2017

- Mr. Zaffino has deep insurance industry expertise and is highly respected by AIG's various stakeholders
- The Board has maintained a robust role for the Lead Independent Director with explicit responsibilities that are delineated in our Corporate Governance Guidelines

Board Effectiveness

Attendance at Board and Committee Meetings

The Board considers director attendance at Board and Committee meetings an essential duty of a director. As a result, AIG's Corporate Governance Guidelines provide that any director who, for two consecutive calendar years, attends fewer than 75 percent of the total regular meetings of the Board and the meetings of all Committees of which such director is a voting member, will not be nominated for re-election at the annual meeting in the next succeeding calendar year, absent special circumstances that may be taken into account by the Board and the NCGC in making its recommendations to the Board.

- **12 Board meetings and 26 Committee meetings during 2021**
- **Executive sessions at all regularly scheduled Board and Committee meetings**
- **All directors attended more than 75% of Board and applicable Committee meetings during 2021**

The independent directors meet in executive session, without management present, in conjunction with each regularly scheduled Board and Committee meeting. The Lead Independent Director and the Committee Chairs presided at the executive sessions for the Board and Committee meetings, respectively.

Under AIG's Corporate Governance Guidelines, all directors are generally expected to attend the Annual Meeting. All directors who stood for election at the 2021 Annual Meeting participated in that meeting.

Director Service on Other Boards

AIG values the experience directors bring from other public company boards on which they serve but recognizes that those boards also present significant demands on a director's time and availability and may present other conflicts. Accordingly, under our Corporate Governance Guidelines, directors must obtain prior consent from the Chair of the NCGC and the Chairman & Chief Executive Officer before accepting membership on any other board. It is also our policy that our Chief Executive Officer should not serve on the board of more than one public company (other than AIG or a company in which AIG has a significant equity interest). In addition, absent special circumstances, the Board generally considers it desirable for: (1) other directors not to serve on the boards of more than three public companies (other than AIG or a company in which AIG has a significant equity interest) that require substantial time commitments; (2) other directors who are executive officers of another public company not to serve on the boards of more than one public company (other than AIG and the public company for which he/she serves as an executive officer); and (3) members of AIG's Audit Committee not to serve on more than two other public company board audit committees. All of our director nominees currently meet these guidelines.

Director Orientation

All new directors participate in a comprehensive director orientation program. This program includes one-on-one meetings with key members of management and fellow directors, as well as extensive written materials to help familiarize the new director with AIG's business, industry, strategic priorities, culture, policies and practices. New directors are also paired with an existing director to help integrate them during their first year on the Board. Further, new directors are encouraged to attend the meetings of all Committees, including those on which they do not sit, during their first year on the Board.

Director and Board Accountability and Evaluations

The Board believes that self-evaluations of the Board, the Committees and individual directors are important elements of corporate governance and essential to ensure a well-functioning Board. Under AIG's Corporate Governance Guidelines, the Board, acting through the NCGC and under the general oversight of the Lead Independent Director, conducts an annual self-evaluation and an evaluation of each director. Throughout the year, each Committee also conducts its own annual self-evaluation.

Board Questionnaire

Anonymous written questionnaire distributed to directors solicits responses in four key areas:

- Board performance
- Lead Independent Director performance
- Committee performance
- Peer director performance

Individual Director Interviews

The Lead Independent Director and/or the Chair of the Nominating and Corporate Governance Committee conduct individual meetings with the directors to solicit additional feedback

Board Summary and Collective Discussion

Results from the anonymous questionnaire and individual director interviews are synthesized and form the basis for a robust discussion in executive session

RESULT: Feedback Incorporated

Actions taken in response to feedback from past Board evaluations include:

- Streamlined meeting materials to allow the Board to focus on key areas of oversight
- Dissolved the Technology Committee and moved cyber risk oversight to the full Board
- Engaged in significant Board succession planning and refreshment actions

Areas of Board Oversight

The Board fulfills its oversight role with respect to AIG's strategic priorities through year-round discussions and presentations covering company-wide and business unit-specific updates. The Board also oversees other key areas, including management succession planning, human capital management (including DEI), sustainability (including climate-related issues), corporate social responsibility, government affairs, risk management and cybersecurity.

Board Oversight of Management Succession Planning

The Board recognizes the importance of management succession planning. To this end, under our Corporate Governance Guidelines and the CMRC's charter, our Chief Executive Officer presents, at least annually, to the CMRC a management succession plan, the principal components of which are:

- A proposed plan for Chief Executive Officer succession, both in an emergency situation and in the ordinary course of business
- A plan for management succession for other senior management roles

The CMRC then consults with the chair of the NCGC regarding Chief Executive Officer succession and reports to the Board, which, in turn, considers the plan and any recommendations by the CMRC.

Under the Board and CMRC's oversight, AIG successfully executed on a thoughtful, well-coordinated Chief Executive Officer succession plan with Mr. Zaffino becoming our Chief Executive Officer on March 1, 2021. This succession plan culminated in Mr. Zaffino taking on the additional role of Chairman on January 1, 2022. For additional details on Mr. Zaffino assuming the role of Chairman, see "—Board Leadership Structure—Combined Role of Chairman and Chief Executive Officer Held by Peter Zaffino."

Board Oversight of ESG Matters

As a global insurer, AIG is in the business of helping clients manage complex risk, which puts us in a prime position to promote sustainable actions, including how we support our employees, the protection and peace of mind we offer our clients and how we give back to the communities where we do business.

AIG's Sustainability Priorities
- **Community resilience**
- **Financial security**
- **Sustainable operations**
- **Sustainable investing**

AIG considers abiding by and upholding ESG principles as a part of our strategic priority to become a top performing company and promote value creation; to help protect businesses, families and individuals against the impacts of unexpected losses; to advance the craft and discipline of reducing uncertainty in the world; and to further establish our leadership in insurance, investments and business. AIG's four sustainability priorities (community resilience, financial security, sustainable operations and sustainable investing) align with our core strategic priorities and focus on future proofing communities.

In developing AIG's inaugural 2020 ESG Report, we identified ESG topics that are relevant to our industry and global business based on research across key internal and external stakeholders. Through this assessment, we prioritized several material ESG themes with particular emphasis on climate and human capital management. As we identify emerging ESG issues, trends, risks and opportunities, AIG will continue to engage with its stakeholders to ensure we address the most strategic and impactful topics to our business and communities. AIG will be releasing its 2021 ESG Report later this year.

To further demonstrate AIG's commitment to ESG, in 2022 we created a new executive leadership role, Executive Vice President, Global Head of Strategy and ESG, to focus on proactively identifying strategic opportunities to deliver growth and enhance our strategy to bring about sustainable, positive change in our communities. The Chief Sustainability Officer reports to this new executive.

The NCGC oversees and reports to the Board as necessary with respect to sustainability (including climate-related issues), corporate social responsibility and lobbying and public policy matters. AIG's Executive Vice President, Global Head of Strategy and ESG, together with the Chief Sustainability Officer, are responsible for leading the development and implementation of AIG's company-wide sustainability strategy and provide regular updates to the NCGC.

To drive integration and advancement of sustainability initiatives across the company, cross-functional teams and working groups have been established, consisting of representatives from the sustainability office and every major business unit and functional area. The sustainability office is responsible for driving cooperation and alignment among these working groups.

ESG Investments Task Force +	**Net Zero Working Group +**	**Sustainability Integration Team +**	**International Sustainability Working Group +**	**Employee Sustainability Network+**
Aligns efforts across all investment functions by sharing education, research and data, as well as creating working principles and assessing ESG factors	Aligns efforts across global operations to develop a net zero emissions roadmap	Drives sustainability initiatives within various businesses and corporate functions, as well as influences and mobilizes the execution of AIG's sustainability strategy across the organization	Supports regions outside the U.S. to advance sustainability initiatives and address sustainability requirements	Provides an opportunity for employees to get involved in sustainability initiatives on a more local, grassroots level, while also helping advance AIG's sustainability agenda

Our Commitment to Net Zero Greenhouse Gas (GHG) Emissions Across our Underwriting and Investment Portfolios by 2050, or Sooner, and Related Actions

We announced the following commitments in March 2022:

- Committed to reach Net Zero GHG emissions across our underwriting and investments portfolios by 2050, or sooner
- Reaffirmed our prior operational Net Zero commitment by 2050, or sooner
- Committed to 100 percent renewable energy for AIG's operations by 2030, or sooner
- Committed to using science-based emissions reduction targets, aligning with the latest climate science to meet the goals of the Paris Agreement
- With immediate effect, committed to no longer invest in or provide insurance for construction of any new coal-fired power plants, thermal coal mines or oil sands

- With immediate effect, committed to no longer invest in or underwrite new operation insurance risks of coal-fired power plants, thermal coal mines or oil sands for those clients that derive 30 percent or more of their revenues from these industries, or generate more than 30 percent of their energy production from coal
- Committed to phasing out the underwriting of all existing operation insurance risks and ceasing new investments in those clients that derive 30 percent or more of their revenues from coal-fired power, thermal coal mines or oil sands, or generate more than 30 percent of their energy production from coal by January 1, 2030, or sooner
- With immediate effect, committed to not investing in or providing insurance cover for any new Arctic energy exploration activities

Other Recent Sustainability Milestones

- Published AIG's inaugural ESG Report, which aligned with global standards and frameworks, including the Sustainability Accounting Standards Board, the Global Reporting Initiative, the Taskforce for Climate-related Financial Disclosures and the UN Sustainable Development Goals
- Created a new leadership role, Executive Vice President, Global Head of Strategy & ESG, reporting to our Chairman & Chief Executive Officer, to further demonstrate our commitment to ESG

- Participated in the UN Global Compact—Accenture Annual CEO Study on Sustainability
- Joined the Sustainable Markets Initiative's Insurance Task Force, which was formed to accelerate the pace of industry transitions towards a more resilient and sustainable future
- Showcased our "community resilience and energy transition" partnership at the UN's Industrial Development Organization's annual Bridge to Cities event and at the COP26 conference in Glasgow

Additional Information Available in AIG's 2020 ESG Report

For more information on how AIG identifies and addresses material ESG topics, please see AIG's 2020 ESG Report. This report showcases various ESG efforts across the company and how we see them as strategically important building blocks to support a cleaner and healthier environment, to uphold our commitment to corporate social responsibility and to make these efforts accountable, scalable and repeatable. AIG will be releasing its 2021 ESG Report later this year.

Board Oversight of Human Capital Management

AIG and our Board believe that our people are our greatest strength. To this end, we place the highest importance on human capital management; namely, attracting, developing and retaining high caliber talent committed to our journey to becoming a top performing company and fostering an inclusive environment in which we actively seek and embrace diverse thinking. The CMRC oversees AIG's initiatives and progress on various human capital management efforts, and management regularly reports to the CMRC on our various human capital management initiatives and metrics, including DEI.

We believe that we foster a constructive and healthy work environment for our colleagues. Some examples of key programs and initiatives that are designed to attract, develop and retain our diverse workforce include:

Competitive Compensation and Benefits

Under the oversight of the CMRC, AIG seeks to align the compensation of our employees with individual and company performance and provide the appropriate market-competitive incentives to attract, retain and motivate employees to achieve outstanding results

- Market competitiveness of our incentive programs informed by third-party compensation consultants and advisors
- Performance-driven compensation structure that consists of base salary and, for eligible employees, short- and long-term incentive awards
- Subsidized health care plans, life insurance and disability
- Wellness and mental health benefits
- Matching 401(k) contributions and matching charitable donations for eligible employees

Health and Safety

AIG prioritizes the health and safety of our employees, which was apparent in our response to the COVID-19 crisis

- Over 90 percent of our employees quickly and effectively transitioned to remote work during 2020
- Cross-functional COVID-19 Task Force created to help AIG implement best practices to protect the safety of colleagues while continuing to serve clients, distribution partners and other stakeholders
- Vaccine and mask mandates, social distancing and office capacity limits
- Strict quarantine and contact tracing protocols in place in the event a positive case occurs
- Employee Assistance Program provides employees with mental health resources, including counseling sessions and webinars
- Compassionate Colleagues Fund has helped more than 700 employees overcome serious financial hardships and disasters

Career Development

AIG believes that professional development is a positive investment in our talent and is committed to offering a multitude of learning and development opportunities for our colleagues

- Centralized destination where colleagues can access a personalized learning platform that includes a variety of programs to support growth
- Core, globally consistent learning curriculum that focuses on key skills that are important to our business and sets up colleagues for success in their careers
- Tuition and certification and training reimbursement programs to encourage employees to enhance their education, skills and knowledge for their continued growth
- Annual review of talent development and succession plans for each of our functions and operating segments, to identify and develop a pipeline of diverse talent for positions at all levels of the organization
- In 2021, we developed a globally consistent streamlined process to encourage robust discussions around succession pipelines and development of critical talent
- In 2021, 28% of our open positions were filled with internal talent

Diversity, Equity and Inclusion

AIG is committed to creating an inclusive workplace focused on attracting, retaining and developing diverse talent that fosters a culture of belonging for all employees

- DEI objective embedded into each executive officer's individual performance goals tied to their annual short-term incentive awards
- Executive Diversity Council tasked with ensuring that DEI initiatives are an integral part of AIG's business strategy
- Published our consolidated 2019 and 2020 EEO-1 reports on our website in August 2021 to promote transparency about our progress in increasing the diversity of our workforce
- Chief Diversity Officer coordinates AIG's efforts in making meaningful strides as it relates to DEI
- Three leadership programs targeted at our diverse talent pool
  — Women's Executive Leadership Initiative and the Men's Executive Development Initiative (for men of color), which seek to hone executive leadership skills of high-potential employees
  — Accelerated Leadership Development program, which matches mid-level men and women of color in AIG's leadership pipeline with senior executive mentors and coaches them on essential senior management and executive leadership skills
- Training programs about conscious inclusion, unconscious bias and systemic racism and harassment awareness

Employee Engagement

AIG is committed to an engaged workplace and periodically undertakes cultural and employee engagement surveys to improve our employee experience and assess the health of our organization

- Organizational Health Index surveys conducted in 2019 and 2021
  — 2021 survey showed significant improvement across AIG with higher scores in many categories compared to 2019 survey
  — Many colleagues expressed appreciation for our effective transition to remote work and AIG's colleague-first approach that prioritized health and wellness

Board Oversight of Risk Management

The **Board** oversees the management of risk, including those related to market conditions, reserves, catastrophes, investments, liquidity, capital, climate and cybersecurity, through the complementary functioning of the Risk and Capital Committee and the Audit Committee and by interacting and coordinating with other Committees

The **Audit Committee** and the **Risk and Capital Committee** both report to the Board on relevant risk management issues

The chairs of the **Audit and Risk and Capital Committees** coordinate with each other and the Chairs of the other Committees to ensure that each Committee has received the information that it needs to carry out its responsibilities for risk management

Committee Risk Oversight Responsibilities

Audit Committee	■ Evaluates and oversees the guidelines and policies governing AIG's risk assessment and management processes relating to financial reporting as well as the risk control framework
Risk and Capital Committee	■ Assists the Board in overseeing and reviewing information regarding AIG's Enterprise Risk Management (ERM) practices, including the significant policies, procedures, and practices employed to manage liquidity, credit, market, operational and insurance risks ■ Assists the Board in overseeing and reviewing climate-related risks
Compensation and Management Resources Committee	■ Oversees the assessment of the risks related to AIG's compensation policies and programs ■ Responsible, along with AIG's Chief Risk Officer, for reviewing the relationship between AIG's risk management policies and practices and the incentive compensation arrangements applicable to senior executives
Nominating and Corporate Governance Committee	■ Oversees and reports to the Board on ESG matters, including climate-related issues facing the company

Cybersecurity

The **Board** reviews AIG's cybersecurity risks, policies, controls practices and ongoing efforts to improve security, including to:

■ **Identify and assess** internal and external cybersecurity risks

■ **Protect from cyberattacks**, unauthorized access or other malicious acts and risks

■ **Detect, respond to, mitigate negative effects from** and **recover** from cybersecurity attacks

■ Fulfill applicable **regulatory reporting and disclosure obligations** related to cybersecurity risks, costs and incidents

■ Compare our cybersecurity controls and practices to **industry controls and practices**

At least two times per year, AIG's Chief Information Security Officer meets with the Board to report on AIG's internal and external cybersecurity risks, our actions and responses and related information. Management also timely briefs the Board on policy and regulatory cybersecurity matters.

Board Committees

AIG's Board has organized its Committees around key strategic issues. Committee Chairs regularly coordinate with one another to provide for appropriate information sharing. To further facilitate information sharing, all Committees provide a summary of significant actions at regular meetings of the Board. As required under AIG's Corporate Governance Guidelines, each Committee conducts an annual self-assessment and review of its charter. Additionally, under AIG's Corporate Governance Guidelines, the Board believes that Committee Chairs generally should serve for a term no less than three consecutive years and no longer than five years.

The following table sets forth the current membership and the number of meetings held in 2021 for each Committee. Mr. Steenland serves as an *ex-officio*, non-voting member of each Committee. Mr. Zaffino does not serve on any of the Committees. Mr. Rice joined our Board in March 2022 and thus did not attend any Board or Committee meetings during 2021. Messrs. Fitzpatrick and Lynch and Ms. Schioldager will be retiring from our Board at the Annual Meeting. The Board will review and re-assign committee memberships and Chair positions following the election of directors by our Shareholders at the Annual Meeting.

Director	Audit Committee	Compensation and Management Resources Committee	Nominating and Corporate Governance Committee	Risk and Capital Committee
James Cole, Jr.	M		M	
W. Don Cornwell	M		M	
John H. Fitzpatrick	M			M
William G. Jurgensen		M		C
Christopher S. Lynch			C	M
Linda A. Mills	M	C		
Thomas F. Motamed		M		M
Peter R. Porrino	C			M
John G. Rice[1]				
Amy L. Schioldager	M		M	
Douglas M. Steenland	M	M	M	M
Therese M. Vaughan		M		M
Number of meetings in 2021	7	8	5	5

C Chair   M Committee Member   M Mr. Steenland, as Lead Independent Director, is an *ex-officio*, non-voting member.

(1) No determinations as to Mr. Rice's Committee appointments have been made at this time.

The Board, based on the recommendation of the NCGC, dissolved the Technology Committee on May 12, 2021. The Technology Committee held one meeting in 2021 prior to its dissolution. Upon the dissolution of the Technology Committee, the full Board absorbed the Technology Committee's duties and responsibilities, including reviewing AIG's cybersecurity risks, policies, controls and procedures and overseeing AIG's technology strategy. The Board believes that all directors should be responsible for oversight of these matters given the increasing importance of cybersecurity to our risk profile as well as the significant role our technology strategy plays in our strategic priorities, such as AIG 200. Both our Chief Information Officer and our Chief Information Security Officer regularly report to the full Board.

Audit Committee



MEMBERS

Peter R. Porrino, Chair
James Cole, Jr.
W. Don Cornwell
John H. Fitzpatrick
Linda A. Mills
Amy L. Schioldager

MEETINGS HELD IN 2021
7

INDEPENDENCE

The Board has determined, on the recommendation of the NCGC, that all members of the Audit Committee are independent under both NYSE listing standards and the applicable Securities and Exchange Commission (SEC) rules.

PRIMARY RESPONSIBILITIES

■ Assists the Board in its oversight of AIG's financial statements, including internal control over financial reporting

■ Reviews and discusses with senior management the guidelines and policies by which AIG assesses and manages risk

■ Coordinates with the Chair of the Risk and Capital Committee to help each Committee receive the information it needs to carry out its responsibilities with respect to oversight of risk assessment and risk management

■ Assists the Board in its oversight of the qualifications, independence and performance of AIG's independent registered public accounting firm, including responsibility for the appointment, compensation, retention and oversight of the work of the firm

■ Assists the Board in its oversight of the performance of AIG's internal audit function, including responsibility for the appointment, replacement, reassignment or dismissal of, and being involved in the performance reviews of, AIG's chief internal auditor

■ Assists the Board in its oversight of AIG's compliance with legal and regulatory requirements, including reviewing periodically with management any significant legal, compliance and regulatory matters that have arisen or that may have a material impact on AIG's business, financial statements or compliance policies, AIG's relations with regulators and governmental agencies, and any material reports or inquiries from regulators and government agencies

■ Approves regular, periodic cash dividends on AIG common stock and preferred stock consistent with Board-approved dividend policies and with support from the Risk and Capital Committee to confirm the adequacy of AIG's capital and liquidity

■ Reviews and discusses any significant topics raised at the audit committee meetings of AIG's material foreign subsidiaries

FINANCIAL LITERACY

The Board has determined, on the recommendation of the NCGC, that all members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as defined by NYSE listing standards.

FINANCIAL EXPERTS

The Board has determined, on the recommendation of the NCGC, that Messrs. Cornwell, Fitzpatrick, Porrino and Steenland (as an *ex-officio* member) are "audit committee financial experts," as defined under SEC rules.

Although designated as "audit committee financial experts," no member of the Audit Committee is an accountant for AIG or, under SEC rules, an "expert" for purposes of the liability provisions of the Securities Act of 1933, as amended (the Securities Act), or for any other purpose.

Compensation and Management Resources Committee



MEMBERS

Linda A. Mills, Chair
William G. Jurgensen
Thomas F. Motamed
Therese M. Vaughan

MEETINGS HELD IN 2021

8

INDEPENDENCE

The Board has determined, on the recommendation of the NCGC, that all members of the CMRC are independent under both NYSE listing standards and applicable SEC rules.

PRIMARY RESPONSIBILITIES

- Oversees AIG's compensation programs generally and makes recommendations to the Board regarding AIG's general compensation philosophy
- Reviews and approves incentive award performance metrics and goals relevant to the compensation of AIG's Chief Executive Officer, evaluates the Chief Executive Officer's performance and determines and approves the compensation awarded to the Chief Executive Officer (subject to ratification or approval by the Board)
- Reviews and approves the incentive award performance metrics relevant to the compensation of the other senior executives under its purview (which includes all of the named executives listed in the 2021 Summary Compensation Table) and, based on the recommendation of the Chief Executive Officer, approves the compensation of each such senior executive
- Reviews reports about the compensation of other key corporate officers of AIG, as the CMRC deems appropriate
- Oversees and reports to the Board, at least annually, on AIG's management development and succession planning programs for the Chief Executive Officer and, in consultation with the Chief Executive Officer, his direct reports and consults with the Chair of the NCGC with respect to Chief Executive Officer succession planning
- Prepares any report required to be prepared by the CMRC for inclusion in AIG's annual Proxy Statement or Annual Report on Form 10-K, as applicable, and reviews and recommends related compensation disclosures to the Board
- Oversees the assessment of the risks related to AIG's compensation policies and programs
- Reviews periodic updates from management on initiatives and progress in the area of human capital, including DEI and employee engagement surveys
- Engages the services of an independent compensation consultant to advise on executive compensation matters

The foregoing responsibilities may be delegated to subcommittees or the Chair of the CMRC.

COMPENSATION AND MANAGEMENT RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During his or her service on the CMRC, no member served as an officer or employee of AIG at any time or had any relationship with AIG requiring disclosure as a related person transaction under SEC rules. During 2021, none of AIG's executive officers served as a director of another entity, one of whose executive officers served on the CMRC; and none of AIG's executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as a member of AIG's Board or on the CMRC.

Nominating and Corporate Governance Committee



MEMBERS

Christopher S. Lynch, Chair
James Cole, Jr.
W. Don Cornwell
Amy L. Schioldager

MEETINGS HELD IN 2021

5

INDEPENDENCE

The Board has determined that all members of the NCGC are independent under NYSE listing standards and applicable SEC rules.

PRIMARY RESPONSIBILITIES

- Identifies individuals qualified to become Board members, consistent with criteria approved by the Board, and recommends these individuals to the Board for nomination, election or appointment as members of the Board and Committees

- Considers board refreshment in light of various factors, including potential director departures, the Board's mix and interplay of skills, experience and attributes, including diversity, and individual director performance

- Oversees the evaluation of the Board, Committees and Lead Independent Director

- Periodically reviews and makes recommendations to the Board regarding the form and amount of independent director compensation

- Chair of the NCGC consults with the Chair of the CMRC and reports to the NCGC with respect to succession planning for the Chief Executive Officer

- Reviews and reports to the Board with respect to (1) AIG's position, policies, practices and reporting with respect to sustainability; (2) current and emerging corporate social responsibility issues of significance to AIG, including the manner in which AIG conducts its public policies, social and environmental practices, climate-related activities, government relations activities, and other issues; (3) public policy issues of significance to AIG; and (4) AIG's relationships with public interest groups, legislatures, government agencies and the media, as well as AIG stakeholders, and how those constituencies view AIG as those relationships relate to issues of public policy and social responsibility

Risk and Capital Committee



MEMBERS

William G. Jurgensen, Chair
John H. Fitzpatrick
Christopher S. Lynch
Thomas F. Motamed
Peter R. Porrino
Therese M. Vaughan

MEETINGS HELD IN 2021

5

INDEPENDENCE

The Board has determined, on the recommendation of the NCGC, that all members of the Risk and Capital Committee are independent under NYSE listing standards and applicable SEC rules.

PRIMARY RESPONSIBILITIES

- Assists the Board in overseeing and reviewing information regarding AIG's ERM practices, including the significant policies, procedures, and practices employed to manage liquidity risk, credit risk, market risk, operational risk and insurance risk

- Provides strategic guidance to management as to AIG's capital structure, the allocation of capital to its businesses, methods of financing its businesses and other related strategic initiatives

- Reviews and makes recommendations to the Board with respect to AIG's financial and investment policies

- Approves issuances, investments, dispositions and other transactions and matters as authorized by the Board

- Advises the Audit Committee with respect to AIG's capital and liquidity position to support the Audit Committee's approval of regular, periodic cash dividends on AIG common and preferred stock

- Coordinates with the Chairs of the CMRC and the Audit Committee to help each Committee receive the information it needs to carry out its responsibilities with respect to risk assessment and risk management

Compensation of Directors

Highlights of our Director Compensation Program

- No fees for Board meeting attendance
- Emphasis on equity, aligning director interests with shareholders
- Formulaic annual equity grants to support independence
- Benchmarking against peers with advice from independent compensation consultant
- No compensation is payable to non-independent directors for their service as directors
- Robust director stock ownership guidelines

We use a combination of cash and deferred stock-based awards to attract and retain qualified candidates to serve as independent directors on our Board. In setting director compensation, the NCGC considers the significant amount of time that members of the Board spend in fulfilling their duties to AIG, as well as the diverse and complementary skills, experience and attributes of our directors. The following table describes the compensation structure for AIG's independent directors in 2021.

2021 Compensation Structure for Independent Directors

Base Annual Retainer	($)
Cash Retainer	125,000
Deferred Stock Units (DSUs) Award[1]	185,000
Annual Lead Independent Director Cash Retainer	260,000
Annual Committee Chair Cash Retainers	
Audit Committee	40,000
Risk and Capital Committee	40,000
Compensation and Management Resources Committee	30,000
Nominating and Corporate Governance Committee	20,000

(1) DSUs granted in January 2021 and April 2021 were granted under the AIG 2013 Omnibus Plan (2013 Plan) and DSUs granted beginning in May 2021 were granted under the AIG 2021 Omnibus Plan (2021 Plan).

In May 2021, the NCGC completed a review of the AIG independent director compensation program. Frederic W. Cook & Co. (FW Cook), the company's independent compensation consultant at that time, advised the NCGC and provided market data and benchmarking against the same compensation peer group AIG uses for its executive compensation program. For more information on the compensation peer group, see "Compensation Discussion and Analysis—Compensation Design—Use of Market Data." As a result of this review, the NCGC increased the annual DSU award from $170,000 to $185,000 beginning with the 2021 award. The NCGC made no other changes to the independent director compensation program. Both the cash and equity components of independent director compensation remain subject to the shareholder-approved limits established in the 2021 Plan, which provides that the aggregate value of any such awards granted to any one director in respect of a particular calendar year may not exceed $900,000, based on the fair market value of stock-based awards and the value of cash awards, in each case determined on the date of grant.

The annual cash retainer of $125,000, as well as any cash retainers due for service as Lead Independent Director or a Committee Chair, are payable in four equal installments on the first business day of each quarter in arrears of service for the preceding quarter. The annual grant of $185,000 in the form of DSUs is made for prospective service and granted at the time of AIG's Annual Meeting for the upcoming one-year term. Unless an independent director has elected to defer his or her DSUs (discussed below), the DSUs vest on the last trading day of the month in which the independent director's service on the Board ends and are settled in shares of AIG common stock on a one-for-one basis. Each DSU includes dividend equivalent rights that entitle the independent director to a quarterly payment, in the form of additional DSUs, equal to the amount of any regular quarterly dividend that would have been paid by AIG if the shares of AIG common stock underlying the DSUs had been outstanding at that time.

Independent directors are also eligible for the AIG Matching Grants Program, through which AIG provides a two-for-one match on charitable donations in an amount of up to $10,000 per director annually (the same terms and conditions that apply to AIG employees).

Annually (or upon initial appointment to the Board), independent directors may elect to receive their base annual, Lead Independent Director and Committee Chair cash retainer amounts, as applicable, in the form of DSUs. The number of DSUs granted is based on the closing sale price of AIG common stock on the date the cash retainer would otherwise be payable.

In addition, annually (or upon initial appointment to the Board), independent directors may elect to defer the vesting date of 100 percent of their DSUs to be granted in the following year (or, in the case of newly appointed directors, in the remainder of the year of appointment). Finally, no less than 12 months prior to retirement, retiring directors may make an election to defer the vesting date of 100 percent of their DSUs (including DSUs which have not previously been deferred pursuant to an annual election and/or DSUs for which a previous deferral election applies).

Under AIG's director stock ownership guidelines, independent directors are required to retain any shares of AIG common stock received as a result of the exercise, vesting or settlement of any stock option or DSU granted by AIG until such time as they own shares of AIG common stock (including deferred stock and DSUs) with a value equal to at least five times the base annual retainer for independent directors.

AIG's Insider Trading Policy prohibits directors from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to an AIG compensation or benefit plan or dividend distribution, directors may not acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, AIG's Insider Trading Policy prohibits directors from pledging AIG securities and none of AIG's directors have pledged any AIG securities.

The following table contains information with respect to the compensation of the individuals who served as independent directors of AIG for all or part of 2021. Messrs. Duperreault and Zaffino, who were not independent directors, were not eligible to receive any compensation for their service as directors in 2021. Mr. Zaffino is not eligible to receive any compensation for his service as director in 2022.

2021 Independent Director Compensation

Independent Directors During 2021	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
James Cole, Jr.	$ 99,653	$184,995	$ 0	$284,648
W. Don Cornwell	$135,962	$184,995	$ 22,000	$342,957
John H. Fitzpatrick	$125,000	$184,995	$ 0	$309,995
William G. Jurgensen	$165,000	$184,995	$ 10,000	$359,995
Christopher S. Lynch	$145,000	$184,995	$125,000	$454,995
Henry S. Miller	$ 45,673	$184,995	$ 22,000	$252,668
Linda A. Mills	$151,347	$184,995	$ 10,000	$346,342
Thomas F. Motamed	$125,000	$184,995	$ 10,000	$319,995
Peter R. Porrino	$165,000	$184,995	$ 10,000	$359,995
Amy L. Schioldager	$125,000	$184,995	$147,000	$456,995
Douglas M. Steenland	$385,000	$184,995	$ 0	$569,995
Therese M. Vaughan	$125,000	$184,995	$ 2,020	$312,015

(1) This column represents annual retainer fees, Lead Independent Director retainer fees and Committee Chair retainer fees. For Mr. Cole, the amount includes a prorated Board retainer fee for his service as a director upon appointment to the Board of Directors, effective March 15, 2021. For Mr. Cornwell, the amount includes a prorated Committee Chair retainer fee for his service as Chair of the CMRC until the date of the 2021 Annual Meeting. For Mr. Miller, the amount includes a prorated Board retainer fee for his service as director until the date of the 2021 Annual Meeting. For Ms. Mills, the amount includes (i) a prorated Committee Chair retainer fee for her service as Chair of the CMRC, effective upon her appointment to such position on May 12, 2021; and (ii) a prorated Committee Chair retainer fee for her service as Chair of the Technology Committee until the dissolution of the Committee, effective May 12, 2021.

(2) This column represents the grant date fair value of DSUs granted in 2021 to independent directors determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718, based on the closing sale price of AIG common stock on the date of grant.

(3) This amount includes charitable contributions disbursed by AIG during 2021 under AIG's Matching Grants Program, through which AIG provides a two-for-one match on charitable donations in an amount of up to $10,000 annually per independent director. For Messrs. Cornwell and Miller and Ms. Schioldager, the amounts disbursed by AIG during 2021 under the program exceeded $20,000 as some of the amounts related to contributions made by such director during program year 2020, during which program year, the maximum amount of AIG's charitable donation match was increased to $12,000 per director or employee. For Mr. Lynch and Ms. Schioldager, the amount also includes a $125,000 cash retainer fee paid to each of them for their service, commencing November 2, 2021, as directors of Corebridge Financial, the holding company for our Life and Retirement business, which is working towards an initial public offering.

The following table sets forth information with respect to the stock awards outstanding at December 31, 2021 for the independent directors of AIG during 2021. None of the independent directors hold option awards.

Outstanding Stock Awards at December 31, 2021

Independent Members of the Board in 2021	Deferred Stock Units[1]
James Cole, Jr.	4,316
W. Don Cornwell	35,440
John H. Fitzpatrick	34,154
William G. Jurgensen	30,235
Christopher S. Lynch	35,606
Henry S. Miller	31,867
Linda A. Mills	24,986
Thomas F. Motamed	22,446
Peter R. Porrino	23,920
Amy L. Schioldager	15,953
Douglas M. Steenland	35,606
Therese M. Vaughan	15,953

(1) DSUs shown include DSUs awarded in 2021 and prior years, any cash retainer amounts that a director elected to receive in the form of DSUs and DSUs awarded as dividend equivalents. Receipt of shares of AIG common stock underlying DSUs is deferred until the director ceases to be a member of the Board unless the director has made an election to defer settlement to a later date, as described above. DSUs granted prior to May 15, 2013 were granted under the AIG 2010 Stock Incentive Plan (2010 Stock Incentive Plan); DSUs granted on or after May 15, 2013 and prior to May 12, 2021 were granted under the 2013 Plan; and DSUs granted on or after May 12, 2021 were granted under the 2021 Plan.

Shareholder Engagement

AIG and our Board prioritizes fostering long-term relationships with our shareholders. We engage directly with our shareholders throughout the year to gather useful feedback on a wide variety of topics, including corporate governance, executive compensation, sustainability and corporate responsibility, human capital management, strategic priorities and financial performance. Shareholder feedback also informs the information we disclose to the public to help us effectively address shareholder interests and inquiries.

Year-Round Shareholder Engagement Program

AIG has developed a robust engagement program that ensures an active, year-round, open dialogue with shareholders and other stakeholders. These meetings strengthen AIG's relationship with our shareholders and reinforce our commitment to incorporate shareholder feedback into various decisions made by the Board and management.



Annual Meeting

Summer

Analyze results of annual meeting shareholder votes

Identify developments in corporate governance, executive compensation, sustainability and other matters

Fall

Management and independent directors conduct engagement meetings with shareholders

Obtain feedback on governance, executive compensation, sustainability and other matters

Winter

Review feedback from meetings with shareholders to inform the Board's continuous review of governance, compensation and sustainability practices

Make appropriate governance, compensation and sustainability practice changes

Spring

File proxy statement, implementing disclosure enhancements based on shareholder feedback

Conduct follow-up conversations with shareholders to address important annual meeting matters, as needed

2021 Shareholder Engagement

During 2021, we continued our efforts to engage consistently and productively with our shareholders. Our Lead Independent Director and the Chair of our CMRC participated in some of these engagement meetings, alongside our General Counsel, Chief Human Resource Officer and Corporate Secretary, Head of Executive Compensation, Head of Investor Relations and Chief Sustainability Officer.

By the Numbers: Shareholder Engagement in 2021



Reached out to
56 top shareholders,
representing
73.8%
of shares outstanding

Held
34 meetings with shareholders
representing
53.6%
of shares outstanding

Also reached out to and met with
Proxy Advisory Firms
during Fall engagement

Lead Independent Director and CMRC Chair participated in meetings with shareholders representing
21.0%
of shares outstanding

These efforts are complementary to senior management's outreach through AIG's Investor Relations department as they regularly meet with shareholders and participate in investor conferences in the U.S. and abroad. In 2021, our Investor Relations department led over 149 meetings with over 274 equity shareholders representing approximately 55 percent of our shares outstanding. These Investor Relations-led engagements help build strong relationships and goodwill with the analyst and investor community. Some of our investor presentations are made available in the Investors—Webcasts & Presentations section of AIG's corporate website at **www.aig.com**.

Topics Covered During 2021 Shareholder Engagement

While our engagements with shareholders in 2021 covered a broad set of topics, shareholders were acutely focused on ESG matters. Some key messages included:

- Positive feedback on AIG's first consolidated ESG Report
- Desire for updates on AIG's plans and progress with respect to climate-related commitments
- Strong focus on DEI disclosures, and desire for expanded diversity disclosures at the board level and across our workforce
- Interest in understanding the Board's decision to combine the Chairman and Chief Executive Officer roles, with many investors recognizing that the lead independent director role protects the Board's independent oversight role
- Continued interest in Board refreshment, with some investors suggesting we consider adding a director with experience managing an international business

We share detailed feedback from the engagement sessions with our directors and this feedback helps inform the Board's discussions on a range of key areas. AIG and our Board remain committed to consistent and substantive shareholder engagement and to incorporating shareholder perspectives in our governance and compensation discussions and corporate responsibility initiatives.

Actions Taken in Response to Shareholder Feedback

- Announced our commitment to reach Net Zero GHG emissions across our underwriting and investments portfolios by 2050, or sooner, and other related actions in February 2022 (see "—Areas of Board Oversight—Board Oversight of ESG Matters")
- Mr. Zaffino promoted and hired new leaders, resulting in an executive leadership team that includes four women and three people who self-identified as ethnically diverse—half of Mr. Zaffino's executive leadership team is now diverse
- Published our consolidated 2019 and 2020 EEO-1 reports on our website in August 2021 and committed to providing expanded diversity disclosures about our workforce in connection with our 2021 ESG Report
- Augmented disclosures in this Proxy Statement relating to the diversity of our Board to include self-identification of LGBTQ+ status (see "Proposal 1—Election of Directors—Our Director Nominees—Director Nominee Skills, Experience and Diversity")
- Appointed Mr. Rice to the Board, who brings global perspective given his experience living and working abroad while serving in various leadership positions with General Electric

Although shareholders focused significantly on ESG matters, our engagement meetings in 2021 also imparted shareholders' views regarding our executive compensation programs. For details on the executive compensation-related feedback we heard from shareholders and how we responded, see "Compensation Discussion and Analysis—Engagement with Shareholders on Executive Compensation Topics."

Ownership of Certain Securities

The following table contains information regarding the only persons who, to the knowledge of AIG, beneficially own more than five percent of AIG common stock at January 31, 2022.

Name and Address	Shares of Common Stock Beneficially Owned	
	Number	Percent (%)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	74,043,375[1]	9.1
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	76,999,222[2]	9.4
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	79,591,144[3]	9.8

(1) Based on a Schedule 13G/A filed on February 3, 2022, by BlackRock, Inc. reporting beneficial ownership as of December 31, 2021. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of BlackRock, Inc. as well as the right to acquire AIG common stock within 60 days. All information provided in "—Ownership of Certain Securities" with respect to this entity is provided based solely on information set forth in the Schedule 13G/A. This information may not be accurate or complete, and AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

(2) Based on a Schedule 13G/A filed on February 14, 2022, by T. Rowe Price Associates, Inc. reporting beneficial ownership as of December 31, 2021. Item 4 to this Schedule 13G provides details as to the voting and investment power of T. Rowe Price Associates, Inc. as well as the right to acquire AIG common stock within 60 days. All information provided in "—Ownership of Certain Securities" with respect to this entity is provided based solely on information set forth in the Schedule 13G. This information may not be accurate or complete, and AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

(3) Based on a Schedule 13G/A filed on February 9, 2022, by The Vanguard Group reporting beneficial ownership as of December 31, 2021. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of The Vanguard Group as well as the right to acquire AIG common stock within 60 days. All information provided in "—Ownership of Certain Securities" with respect to this entity is provided based solely on information set forth in the Schedule 13G/A. This information may not be accurate or complete, and AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

From time to time, we engage in ordinary course, arm's-length transactions with entities or affiliates of entities that are the beneficial owners of more than five percent of our outstanding common stock.

The following table summarizes the ownership of AIG common stock by (1) each of our current directors, (2) each of our current and former named executive officers included in the 2021 Summary Compensation Table in "2021 Executive Compensation—Summary Compensation Table" and (3) our current directors and executive officers as a group.

	AIG Common Stock Owned Beneficially as of January 31, 2022	
	Amount and Nature of Beneficial Ownership[1][2]	Percent (%) of Class
James Cole, Jr.	4,340	[3]
W. Don Cornwell	35,633	[3]
Douglas A. Dachille[4]	615,826	0.08
Brian Duperreault[5]	1,490,149	0.18
Lucy Fato	247,543	0.03
John H. Fitzpatrick	34,341	[3]
Kevin T. Hogan	410,352	0.05
William G. Jurgensen	65,404	0.01
Christopher S. Lynch	38,955	[3]
Mark D. Lyons	322,186	0.04
David McElroy	149,458	0.02
Linda A. Mills	25,122	[3]
Thomas F. Motamed	48,116	0.01
Peter R. Porrino	24,771	[3]
John G. Rice	63	[3]
Amy L. Schioldager	16,041	[3]
Douglas M. Steenland	40,600	[3]
Therese M. Vaughan	17,041	[3]
Peter Zaffino	863,453	0.11
All current directors and current executive officers of AIG as a group (24 individuals)	2,568,273	0.31

(1) Amount of equity securities shown includes (i) shares of AIG common stock subject to options which may be exercised within 60 days as follows: Dachille—512,316 shares, Duperreault—1,195,150 shares, Fato—185,099 shares, Hogan—248,268, Lyons—278,099 shares, McElroy—97,608 shares, Zaffino—724,241 shares and all current directors and current executive officers of AIG as a group—1,696,989 shares; and (ii) DSUs granted to each independent director with delivery of the underlying AIG common stock deferred until such director ceases to be a member of the Board, as follows: Cole—4,340 shares, Cornwell—35,633 shares, Fitzpatrick—34,341 shares, Jurgensen—30,404 shares, Lynch—35,800 shares, Mills—25,122 shares, Motamed—23,116 shares, Porrino—24,771 shares, Schioldager—16,041 shares, Steenland—35,800 shares and Vaughan—16,041 shares.

(2) Amount of equity securities shown excludes the following securities owned by or held in trust for members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Fitzpatrick—100 shares.

(3) Less than .01 percent.

(4) Mr. Dachille retired from AIG effective June 30, 2021. The amount of equity securities shown are based on his holdings confirmed to us as of such termination date, as adjusted to reflect the subsequent settlement of certain outstanding equity awards under our LTI plan.

(5) Mr. Duperreault transitioned to a non-executive employee role, effective January 1, 2022.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires directors, certain officers, and greater than ten percent holders of AIG common stock to file reports indicating their holdings of, and transactions in, AIG equity securities. Based solely on the review of these reports and written representations from our directors and the applicable officers, AIG believes that in 2021 all reports, except one, were timely filed with the SEC. An inadvertently late Form 4 was filed on behalf of Alessandrea Quane, our former Executive Vice President and Chief Risk Officer, that related to the purchase of 19 shares of AIG common stock on February 25, 2021, which was the day before her service as an executive officer of AIG ended.

Transactions With Related Persons

The Board of AIG has adopted a related-party transactions approval policy. Under this written policy, any transaction between AIG or any of its subsidiaries and any director or executive officer or their related persons that involves more than $120,000 and would be required to be disclosed in AIG's Proxy Statement must be approved by the NCGC (or, in certain circumstances where it is impractical or undesirable to seek the approval of the full NCGC, by its Chair, acting on behalf of the full NCGC).

Certain types of transactions are deemed pre-approved under the policy and therefore need not be brought to the NCGC for approval, such as insurance and financial services transactions (including the purchase and sale of AIG products and services) entered into in the ordinary course of business on terms and conditions generally available in the marketplace and in accordance with applicable law. Such pre-approved transactions may still be submitted for approval by the NCGC if deemed appropriate and must be reported to the NCGC if they are subject to disclosure under SEC rules and regulations. In determining whether or not to approve a transaction with a related person, the NCGC (or its Chair, as applicable) considers all relevant information and will not approve any such transaction unless it has determined that such transaction is consistent with the best interests of AIG and its shareholders.

AIG did not have any related person transactions in 2021.

Our Executive Officers

Each of AIG's executive officers is elected to a one-year term and serves at the pleasure of the Board.



Age: 55

**SERVED AS
OFFICER SINCE**

2017

Peter Zaffino

Chairman & Chief Executive Officer

CAREER HIGHLIGHTS

AIG

- Chairman, since 2022
- Chief Executive Officer, since 2021; President, 2020 to 2021
- Executive Vice President and Global Chief Operating Officer, 2017 to 2021
- Chief Executive Officer, General Insurance, 2017 to 2019

Marsh & McLennan Companies, Inc.

Various senior positions, including:

- Chairman for the Risk and Insurance Services segment, 2015 to 2017
- Chief Executive Officer of Marsh, LLC, 2011 to 2017
- President and Chief Executive Officer of Guy Carpenter, 2008 to 2011
- Various executive roles at Guy Carpenter, 2001 to 2008

CORE Holdings, a GE Capital portfolio company

- Various roles, 1995 to 2001



Age: 54

**SERVED AS
OFFICER SINCE**

2020

Shane Fitzsimons

Executive Vice President and Chief Financial Officer

CAREER HIGHLIGHTS

AIG

- Executive Vice President and Chief Financial Officer, since 2022
- Executive Vice President and Chief Administrative Officer, 2021
- Executive Vice President and Global Head of Shared Services, 2019 to 2021

Tata Group

- Group Synergy Officer, 2018 to 2019

General Electric Company

- Senior Vice President Global Projects, 2017
- Senior Vice President Global Operations, 2013 to 2017
- Chief Financial Officer, Global Growth and Operations, 2011 to 2013
- Vice President Corporate FP&A, 2004 to 2011
- Chief Financial Officer, GE Aviation Services, 2001 to 2004
- Various senior finance positions, 1994 to 2001

PwC, 1990 to 1994



Age: 55

**SERVED AS
OFFICER SINCE**

2017

Lucy Fato

**Executive Vice President, General Counsel &
Global Head of Communications and Government
Affairs**

CAREER HIGHLIGHTS

AIG

- Executive Vice President and General Counsel, since 2017
- Global Head of Communications and Government Affairs, since 2020
- Interim Head of Human Resources, 2021 and 2018 to 2019

Nardello & Co. LLC

- Managing Director, Head of the Americas and General Counsel, 2016 to 2017

McGraw Hill Financial, Inc. (now known as S&P Global)

- Consultant, 2015 to 2016
- Executive Vice President & General Counsel, 2014 to 2015

Marsh & McLennan Companies, Inc.

- Vice President, Deputy General Counsel and Corporate Secretary, 2005 to 2014

Davis Polk & Wardwell LLP

- Partner, 2000 to 2005
- Associate, 1991 to 2000



Age: 55

**SERVED AS
OFFICER SINCE**

2022

Rose Marie E. Glazer

**Executive Vice President, Chief Human Resource Officer
and Corporate Secretary**

CAREER HIGHLIGHTS

AIG

- Executive Vice President, Chief Human Resource Officer and Corporate Secretary, since 2022
- Senior Vice President, Deputy General Counsel and Corporate Secretary, 2019 to 2021
- Vice President, Deputy General Counsel and Corporate Secretary, 2017 to 2019

Siemens AG

- Senior Vice President, Secretary and General Counsel—Americas, 2012 to 2017
- Various senior positions, 2004 to 2012

Telvista, Inc.

- Vice President, General Counsel & Secretary, 2001 to 2004

Allied Riser Communications Corporation

- Vice President and Assistant General Counsel, 1999 to 2001

American Airlines

- Attorney and Assistant Corporate Secretary, 1996 to 1999

Jones, Day, Reavis & Pogue

- Associate, 1990 to 1996



Age: 59

**SERVED AS
OFFICER SINCE**

2013

Kevin T. Hogan

**Executive Vice President and Chief Executive Officer,
Life and Retirement**

CAREER HIGHLIGHTS

AIG

- Executive Vice President and Chief Executive Officer, AIG Life and Retirement, since 2013
- Various senior positions, 1984 to 2008

Zurich Insurance Group Ltd

- Chief Executive Officer, Global Life Insurance, 2010 to 2013
- Chief Executive Officer, Americas, Global Life, 2009 to 2010



Age: 54

SERVED AS OFFICER SINCE

2022

Constance Hunter

Executive Vice President, Global Head of Strategy and ESG

CAREER HIGHLIGHTS

AIG

- Executive Vice President, Global Head of Strategy & ESG, since 2022

KPMG International Limited

- Principal in Charge, Office of the Chief Economist, 2013 to 2022

AXA Investment Managers

- Deputy Chief Investment Officer, Global Fixed Income, 2011 to 2012

Aladdin Capital Management

- Chief Economist, 2010 to 2011

Coronat Asset Management LP

- Managing Member & Chief Investment Officer, 2004 to 2010

Pelion Financial Group

- Chief Investment Officer, 2006 to 2008

Quantrian Capital Management

- Partner, 2003 to 2004

Salomon Smith Barney Holdings Inc.

- Portfolio Manager, 2000 to 2003

Firebird Management LLC

- Portfolio Manager, 1996 to 1999

The Chase Manhattan Bank, 1994 to 1996



Age: 65

SERVED AS OFFICER SINCE

2018

Mark D. Lyons

Executive Vice President, Global Chief Actuary and Head of Portfolio Management

CAREER HIGHLIGHTS

AIG

- Executive Vice President, Global Chief Actuary and Head of Portfolio Management, since 2022
- Executive Vice President and Chief Financial Officer, 2018 to 2021
- Senior Vice President and Chief Actuary, General Insurance, 2018

Arch Capital Group, Ltd.

- Executive Vice President, Chief Financial Officer and Treasurer, 2012 to 2018
- Various senior positions, including Chairman and Chief Executive Officer of Arch Worldwide Insurance Group, 2002 to 2012

Zurich North America

- Executive Vice President, 1992 to 2002



Age: 63

SERVED AS OFFICER SINCE

2020

David McElroy

Executive Vice President and Chief Executive Officer, General Insurance

CAREER HIGHLIGHTS

AIG

- Executive Vice President and Chief Executive Officer, General Insurance, since 2020
- President and Chief Executive Officer, North America General Insurance, 2019 to 2020
- President and Chief Executive Officer, Lexington Insurance Company, 2018 to 2019

Arch Capital Group, Ltd.

- Executive Chairman, Arch Insurance Group Inc., 2018
- Vice Chairman, Arch Worldwide Insurance Group, 2017
- Various senior positions, 2009 to 2017



Age: 63

**SERVED AS
OFFICER SINCE**

2018

Naohiro Mouri

Executive Vice President and Chief Auditor

CAREER HIGHLIGHTS

AIG

- Executive Vice President and Chief Auditor, since 2018
- Senior Managing Director of Asia Pacific Internal Audit, 2015 to 2018

MetLife, Inc.

- Statutory Executive Officer, Senior Vice President and Chief Auditor, MetLife Japan, 2013 to 2015

JPMorgan Chase & Co.

- Managing Director, 2007 to 2013

Shinsei Bank, Limited

- General Manager, 2002 to 2007

Morgan Stanley Japan

- Chief Auditor, 1998 to 2002



Age: 59

**SERVED AS
OFFICER SINCE**

2021

Sabra Purtill

Executive Vice President and Chief Risk Officer

CAREER HIGHLIGHTS

AIG

- Executive Vice President and Chief Risk Officer, since 2021
- Senior Vice President, Deputy Chief Financial Officer and Treasurer, 2019 to 2021

The Hartford Financial Services Group, Inc.

- Senior Vice President, Investor Relations, 2011 to 2019
- Treasurer, 2017 to 2019

Assured Guaranty Ltd.

- Managing Director, Investor Relations and Communications, 2004 to 2011

ACE Limited

- Senior Vice President, 2002 to 2004

ABN AMRO, Inc.

- Senior Vice President, 2001 to 2002

Keefe, Bruyette & Woods, Inc.

- Senior Vice President, 2000 to 2001

Advest Group, Inc.

- Senior Vice President and Acting Research Director, 1998 to 2000

Conning & Co.

- Vice President, 1996 to 1998

Merrill Lynch & Co.

- Vice President, 1993 to 1996

Standard & Poor's

- Director, 1992 to 1993

Chase Manhattan Bank, N.A., 1987 to 1992



Age: 59

SERVED AS OFFICER SINCE

2018

John P. Repko

Executive Vice President and Chief Information Officer

CAREER HIGHLIGHTS

AIG

- Executive Vice President and Chief Information Officer, since September 2018

Johnson Controls International plc

- Vice President and Global Chief Information Officer, 2016 to 2018

Tyco International plc

- Various senior positions, including Senior Vice President, Chief Information Officer and Enterprise Transformation Leader, 2012 to 2016

Covance, Inc.

- Senior Vice President, Global Chief Information Officer, 2006 to 2012
- Vice President, Global Applications, 2003 to 2005

SES Global

- Senior Vice President and Global Chief Information Officer, 2001 to 2003

General Electric Company

- Various senior positions, including Senior Vice President, Global Chief Information Officer, GE Americom, 1988 to 2001



Age: 54

SERVED AS OFFICER SINCE

2021

Claude Wade

Executive Vice President, Global Head of Operations & Shared Services and Chief Digital Officer

CAREER HIGHLIGHTS

AIG

- Executive Vice President, Global Head of Operations & Shared Services and Chief Digital Officer, since 2021

BlackRock, Inc.

- Various senior positions, including Head of Client Experience and Atlanta Innovation Hub Leader, 2017 to 2021

Marsh & McLennan Companies, Inc.

- Chief Operating Officer, Global Risk & Specialties, Marsh, LLC, 2016 to 2017
- Various senior positions, including Chief Operating Officer, United States & Canada, Marsh, LLC, 2011 to 2016

Fannie Mae

- Senior Vice President, Mortgage Backed Securitization, 2010 to 2011
- Senior Vice President, Operational Risk Strategy and Process Excellence, 2009 to 2010
- Various senior positions, 2006 to 2009

PFPC International Limited

- Chief Risk Officer, 2004 to 2006

Prudential Financial, Inc.

- Various senior positions, including Senior Vice President, Director Strategic Initiatives, 1994 to 2004

Dean Witter, Discover & Co.

- Vice President, Compliance, 1986 to 1994

Proposal 2
Advisory Vote to Approve Executive Compensation

What am I voting on?

We are asking shareholders to approve, on an advisory basis, the 2021 compensation of AIG's named executives as disclosed in this Proxy Statement.

Voting Recommendation

FOR the 2021 compensation of AIG's named executives.

In 2019, our Board unanimously recommended, and our shareholders agreed, that AIG submit a non-binding shareholder advisory vote to approve the compensation of AIG's executives as disclosed in our Proxy Statement to shareholders on an annual basis. We will continue this practice at least until the next shareholder advisory vote on the frequency of such votes, which will be held no later than at our 2025 Annual Meeting of Shareholders. Accordingly, this Proposal 2 gives our shareholders the opportunity to vote on the following resolution:

> **RESOLVED:** that the holders of the common stock of AIG approve, on an advisory basis, the compensation of AIG's named executives, as disclosed in the Compensation Discussion and Analysis, the compensation tables and in the related narrative disclosure contained in this Proxy Statement.

The Board and CMRC support this proposal as they believe that our 2021 compensation programs were appropriately designed to reflect AIG's strategic priorities, while taking into account feedback from, and the experience of, our shareholders. As described elsewhere in this Proxy Statement, AIG delivered strong financial results in 2021 while executing on significant strategic imperatives and delivering value to our shareholders, as demonstrated by a 54% TSR. These achievements and the strong individual contributions made to the company during 2021 are reflected in the CMRC's decisions regarding our 2021 compensation programs, aligning with our overall pay for performance philosophy.

This resolution relates to the information about executive compensation contained in the upcoming pages of this Proxy Statement, under "Letter from the Compensation and Management Resources Committee," "Compensation Discussion and Analysis" and "2021 Executive Compensation," and we urge you to review that information when considering your vote on this Proposal.

The advisory vote to approve executive compensation is commonly referred to as the "say-on-pay" vote. While the vote on this resolution is advisory and therefore not binding on AIG's Board, the outcome of the vote and discussions with shareholders in the coming year will inform the CMRC's evaluation of AIG's compensation practices and future compensation decisions.

Recommendation

Your Board of Directors unanimously recommends a vote **FOR** this resolution.

Letter from the Compensation and Management Resources Committee

The Board and CMRC believe it is imperative that AIG attract, motivate, reward and incentivize strong executives to lead our company as we execute on strategic priorities, such as investing in profitable growth in General Insurance, the separation of Life and Retirement from AIG and progressing on AIG 200. Through robust, year-round engagement with shareholders, we are also keenly aware of the importance of alignment between what we pay our executives and how the company performs. To this end, we design our compensation programs so that they both reward performance on our strategic priorities and lead to payouts that align with our shareholders' experience.

2021 was a pivotal year for AIG, during which our leaders delivered strong financial results and made meaningful progress on our strategic priorities. Some of the key successes from this year include:

- Executing on a thoughtful, well-coordinated Chief Executive Officer succession plan, with Mr. Zaffino becoming our Chief Executive Officer on March 1, 2021 and taking on the additional role of Chairman on January 1, 2022

- Achieving TSR of 54% in 2021, outperforming the S&P 500 and the majority of our industry peers

- General Insurance pivoting from remediation to profitable growth through disciplined underwriting, continued focus on reduced volatility and generating record levels of new business and retention

- Continuing solid performance from our Life and Retirement business, which delivered favorable net investment income and fee income in 2021

- Making significant progress on the separation of our Life and Retirement business from AIG, including completing the sale of a 9.9 percent equity stake to Blackstone

- Executing successfully on AIG 200, with a clear path to deliver run-rate net general operating expense savings of $1 billion by the end of 2022 and $810 million in savings already executed or contracted as of the end of 2021

- Making meaningful progress on numerous DEI initiatives, including those embedded in each of our named executives' individual performance goals tied to their STI awards, demonstrating to our employees that AIG is deeply committed to creating an inclusive workplace

- Publishing AIG's inaugural ESG report and making a commitment to reach net zero in our operations by 2050, enhancing our reputation as leaders in the market

AIG's leadership delivered these results, and accelerated our progress on transformative initiatives, all while prioritizing the health and safety of our employees through the ongoing COVID-19 crisis. As described in the Compensation Discussion and Analysis that follows, these achievements are reflected in the decisions we made with respect to our 2021 compensation programs.

Compensation and Management Resources Committee

American International Group, Inc.

Linda A. Mills (Chair)
William G. Jurgensen
Thomas F. Motamed
Therese M. Vaughan

Compensation Discussion and Analysis

Named Executives in 2021

Current Executive Officers

Peter Zaffino
President and Chief Executive Officer[1]

Mark D. Lyons
Executive Vice President and Chief Financial Officer[2]

Lucy Fato
Executive Vice President, General Counsel & Global Head of Communications and Government Affairs

Kevin T. Hogan
Executive Vice President and Chief Executive Officer, Life and Retirement

David McElroy
Executive Vice President and Chief Executive Officer, General Insurance

Former Executive Officers

Brian Duperreault
Former Chief Executive Officer and Executive Chair[3]

Douglas A. Dachille
Former Executive Vice President and Chief Investment Officer[4]

(1) Title as of December 31, 2021. Mr. Zaffino became Chief Executive Officer, effective March 1, 2021. Prior to March 1, 2021, Mr. Zaffino served as President and Global Chief Operating Officer. Mr. Zaffino also assumed the role of Chairman, effective January 1, 2022.

(2) Title as of December 31, 2021. Mr. Lyons served as our Chief Financial Officer through December 31, 2021 and was appointed Executive Vice President, Global Chief Actuary and Head of Portfolio Management, effective January 1, 2022, at which time Shane Fitzsimons was appointed Executive Vice President and Chief Financial Officer.

(3) Mr. Duperreault served as Chief Executive Officer until March 1, 2021 and became Executive Chair effective March 1, 2021 through December 31, 2021.

(4) Mr. Dachille retired from AIG effective June 30, 2021.

Executive Summary

2021 Compensation At-a-Glance

2021 CEO Annual Target Total Direct Compensation

91% At Risk Pay, Subject to Clawback

9% Base Salary	**23%** Short-Term Cash Incentive	**68%** Long-Term Equity Incentive

2021 Average Annual Target Total Direct Compensation of Other Current Named Executives

84% At Risk Pay, Subject to Clawback

16% Base Salary	**32%** Short-Term Cash Incentive	**52%** Long-Term Equity Incentive

2021 Short-Term Incentive Program



Target Short-Term Incentive Award ($)	×	Business Performance Score (0-150%)	×	Individual Performance Score (0-150%)	=	Actual Short Term Incentive Award ($)

Business Performance Scorecards

General Insurance
- Accident Year Combined Ratio, as Adjusted*
- Relative Combined Ratio Improvement

Life and Retirement
- Normalized Return on Adjusted Segment Common Equity*
- GOE (net)*

Corporate
- Weighted average of General Insurance and Life and Retirement
- AIG 200 Cumulative Run-rate Net GOE Savings*

Individual Performance Four Strategic Pillars

1. Financial   **3.** Operational
2. Strategic   **4.** Organizational

All individual performance scorecards include DEI objectives.

Regardless of performance, all awards are subject to an overall cap of 200% of target

Long-Term Incentive Award Allocation

75% Performance Based

50% PSUs	**25%** Stock Options	**25%** RSUs
Align with shareholder expectations for AIG and industry performance, and reward the achievement of key long-term operational objectives for AIG. Align with AIG 200 strategic priorities of overall profitability and expense discipline, enabling value creation and business transformation that unlocks shareholder value.	Align with shareholder interests by rewarding stock price appreciation and shareholder value creation	Further align the financial interests of our executive leadership team with our shareholders while supporting retention

PSU Metrics:

Tangible Book Value per Share (BVPS)* (Annual and Three-Year Growth Relative to Peers) **67%**	**+**	**Separation of Life and Retirement** (Achievement by the end of 2023) **33%**

Relative TSR Modifier +/- 25%

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

2021 Performance Highlights

AIG delivered strong results in 2021 while executing on significant strategic imperatives.

■ **TSR of 54%, Outperforming the S&P 500 and the S&P 500 Property & Casualty and Life & Health Insurance Indices**

Successful Execution of Chief Executive Officer Succession Plan with Mr. Zaffino becoming our Chief Executive Officer on March 1, 2021 and taking on the additional role of Chairman on January 1, 2022

General Insurance Pivot to Profitable Growth through disciplined underwriting, new business development and renewals continues, as demonstrated through strong double-digit NPW growth, improved retention across the portfolio and meaningful improvement in the combined ratio

Continued Solid Contribution from Life and Retirement Along with Significant Separation Progress including completing the sale of a 9.9 percent equity stake in the holding company of our Life and Retirement business to Blackstone and executing on multiple workstreams to operationally separate the business

For more detail on our strong financial performance in 2021, please see "Proxy Statement Summary—2021 Highlights" on page 3.

Compensation Program Alignment to Performance and Shareholder Experience

The CMRC embeds metrics and goals within our short-term and long-term incentive programs that incentivize and reward performance on AIG's strategic priorities and result in payouts that align with our shareholders' experience. The CMRC reviews our compensation programs annually. While our core compensation program framework has remained fundamentally unchanged for several years, the performance goals and metrics embedded in our compensation programs have progressed to reflect our evolving priorities and ongoing discussions with our shareholders. In 2021, STI and LTI program metrics aligned with strategic priorities such as executing on our Chief Executive Officer succession plans, progressing our focus on underwriting and operational excellence to improve profitability and setting the stage for transformative transactions, including the separation of our Life and Retirement business from AIG.

AIG's strong financial and stock performance in 2021 is reflected in the STI plan outcomes described below, demonstrating an effective alignment of pay and performance. AIG also had strong performance against financial targets over the three-year performance period ended December 31, 2021. Based solely on the three core metrics, improvement in Accident Year Combined Ratio, as Adjusted, including Average Annual Losses*, Annual Growth in Core Normalized BVPS* and Core Normalized Return on Attributed Common Equity*, the 2019 PSUs would have paid out at 127%. Notwithstanding this strong performance against our long-term financial goals, our three-year TSR as of December 31, 2021 fell just below median relative to the other insurance sector companies (GICS 4030) in the S&P 500 (S&P 500 Insurance Companies). As a result, payout on the 2019 PSUs was capped at 100% based on the TSR cap that was included in the 2019 PSU design. This follows below-target payouts on all PSUs granted since 2015.



*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Overview of 2021 Compensation Programs and Decisions

The table below summarizes our 2021 target compensation and decisions for each named executive who was an executive officer at the end of 2021. When granting 2021 LTI awards in early 2021, the CMRC approved individual LTI award modifiers of 125% to target values for Messrs. Lyons and McElroy and Ms. Fato. The CMRC awarded these modifiers to recognize these individuals' extraordinary leadership through the COVID-19 crisis during the prior year, including executing on an effective capital management strategy, and their significant role in key strategic transactions, including the sale of a majority interest in Fortitude Group Holdings and a successful $4.1 billion senior notes offering.

2021 Compensation Component	Zaffino[1]	Lyons	Fato	Hogan	McElroy	Duperreault[2]
Target compensation, informed by market practices in our peer group						
Base Salary	$ 1,500,000	$1,000,000	$1,000,000	$1,250,000	$1,000,000	$ 1,000,000
Target STI	$ 4,000,000	$1,900,000	$1,900,000	$2,250,000	$2,500,000	$ 750,000
Target LTI	$11,500,000	$3,300,000	$3,300,000	$4,000,000	$3,500,000	$11,000,000
Target Direct Compensation	$17,000,000	$6,200,000	$6,200,000	$7,500,000	$7,000,000	$12,750,000
Compensation decisions, informed by target compensation and business and individual performance						
2021 STI Percent of Target Earned (Business Performance Score x Individual Performance Score)[3]	200%	174%	174%	107%	190%	100%
2021 Actual STI Award	$ 8,000,000	$3,300,000	$3,300,000	$2,407,500	$4,750,000	$ 1,375,000
2021 LTI Individual Modifier	—	125%	125%	—	125%	—
2021 Target LTI Grant	$11,500,000	$4,125,000	$4,125,000	$4,000,000	$4,375,000	$11,000,000

(1) Effective March 1, 2021, Mr. Zaffino was promoted to the role of Chief Executive Officer. This table reflects his base salary in that capacity, which was in effect for ten months of the year. For the first two months of the year, Mr. Zaffino's base salary was $1,400,000.

(2) Effective March 1, 2021, Mr. Duperreault transitioned into the role of Executive Chair, which he held until December 31, 2021. This table reflects his target compensation in that capacity, which was in effect for ten months of the year. For the first two months of the year, Mr. Duperreault's salary was $1,600,000 and his target STI was $4,500,000. Pursuant to the agreement entered into with Mr. Duperreault in connection with his transition from Chief Executive Officer to Executive Chair, Mr. Duperreault's 2021 LTI was granted 50% in the form of RSUs and 50% in the form of stock options.

(3) See "—2021 Compensation Decisions and Outcomes—2021 Short-Term Incentive Awards" for a detailed explanation of the underlying performance considered in assessing the Business and Individual Performance Scores.

As discussed above, payout on the 2019 PSUs was capped at 100% based on the TSR cap included in the 2019 PSU design. This cap reflects that our three-year TSR fell just below median relative to the peer group for the 2019 PSUs, which comprised the S&P 500 Insurance Companies.

Additional information on individual pay decisions can be found under "—2021 Compensation Decisions and Outcomes," beginning on page 55.

Engagement with Shareholders on Executive Compensation Topics

The CMRC views shareholder feedback as an important input into its decisions on executive compensation. Our robust shareholder engagement program is an active, year-round process enabling open dialogue with our shareholders on various topics. In 2021, we reached out to 56 of our top shareholders and other key stakeholders—representing over 73 percent of our shares outstanding—with invitations to meet with our management and/or directors. Meetings were held with 34 shareholders—representing over 53 percent of our shares outstanding—who provided feedback that informed our decision-making.

- Year-round, proactive engagement
- 34 meetings with shareholders representing over 53% of shares

At our 2021 shareholder meeting, 74.2 percent of votes were cast in favor of our say-on-pay resolution. While this represents majority support, it was below the 93.9 percent support received in 2020. Our engagement in 2021 provided insight into the specific concerns of our shareholders that were incorporated into the CMRC's decision-making process this year.

Our Response to Shareholder Feedback on Executive Compensation

Given the breadth of our engagement, discussions covered a wide range of topics with varying priorities by shareholder. As it pertained to executive compensation, our discussions with shareholders focused on four primary areas:

- compensation arrangements with Mr. Duperreault as he transitioned to the role of Executive Chair
- changes made to the 2020 compensation programs in response to COVID-19
- special awards granted in 2020 to certain named executives
- incorporation of ESG metrics in our compensation programs

The majority of our shareholders expressed support for the changes we made to our 2020 compensation programs in response to COVID-19. They appreciated that our 2021 Proxy Statement provided an overview of our 2021 compensation programs, giving them comfort that the CMRC-designed programs reflected a robust assessment of performance against pre-defined, quantitative goals that were consistent with the pre-COVID-19 framework. Many of our shareholders also supported and acknowledged the need to grant special awards to appropriately reward, retain and incentivize key leaders, particularly in the case of Mr. Zaffino in connection with his promotion to Chief Executive Officer and in recognition of his exceptional performance since joining AIG. Most of our shareholders also valued that each of our named executives had DEI objectives embedded in their short-term incentive plan goals.

While our engagement showed significant support for AIG's approach to compensation, some shareholders did raise concerns with certain elements of our compensation programs. The following table summarizes our response to the concerns that we heard most frequently.

What We Heard	Our Response
Concerns about whether the pivot to more qualitative goals in response to the uncertainties related to COVID-19 would continue in 2021	■ The CMRC adopted a 2021 compensation framework that reflected a return to an entirely quantitative financial determination for the STI business performance score consistent with the pre-COVID-19 framework ■ The CMRC will continue to review the compensation framework annually to ensure it remains fit for its intended purpose, with the rigor that our shareholders expect
Questions regarding one-time special awards granted to select named executives	■ No special awards were made to named executives in 2021 ■ The CMRC will continue to carefully assess the need for any special awards to ensure that they are used in a targeted manner to recognize contributions to transformative projects, outsized performance, role expansion, retention concerns or other extraordinary matters that may arise
A desire to see expanded use of ESG-related metrics in our compensation programs	■ For 2021, our named executives each had qualitative DEI goals to further AIG's focus in this area. As we further develop our DEI strategy and targets, the CMRC will continue to assess how to incorporate aligned quantitative goals in our compensation programs.

The Board and CMRC remain committed to an ongoing dialogue with shareholders and view these discussions and feedback as essential inputs into the oversight and design of AIG's executive compensation programs. Additional information on our year-round shareholder engagement program, including details around the other primary topics discussed with our shareholders that did not relate to executive compensation, can be found under "Corporate Governance—Shareholder Engagement" beginning on page 34.

Compensation Design

Our Philosophy

Our compensation philosophy is based on a set of foundational principles that guide how we structure our compensation program and how we reach compensation decisions. It is intended to be long-term oriented and risk-balanced, enabling us to deploy the best talent across our company for our various business needs. These principles continued to be relevant in 2021 and provided a strong grounding for our decision-making.

Consistent with this philosophy, the CMRC evaluates and adjusts the programs annually, balancing our strategic priorities, talent needs, stakeholder feedback and market considerations to ensure the programs continue to meet their intended purpose.

- Long-term oriented
- Strategically aligned
- Risk-balanced
- Talent attracting

Principle	Component	How We Apply It
We attract and retain the best talent	Offer **market-competitive** compensation opportunities to attract and retain the best employees and leaders for our various business needs	▪ Compensation levels set with reference to market data for talent peers in the insurance and financial services industries where we compete for talent
We pay for performance	Create a **pay for performance** culture by offering STI and LTI compensation opportunities that reward employees for individual contributions and business performance Provide a market-competitive, performance-driven compensation structure through a **four-part program** that consists of base salary, STI, LTI and benefits	▪ Majority of compensation is variable and at-risk ▪ Incentives tied to AIG performance, business performance and individual contributions ▪ Objective performance measures and goals used, which are clearly disclosed ▪ Compensation provides significant upside and downside potential for superior and under performance, respectively
We align interests with our shareholders	Motivate all AIG employees to deliver **long-term, sustainable and profitable growth,** while balancing risk to create **long-term, sustainable value for shareholders** Align the long-term economic interests of key employees with those of our shareholders by ensuring that a **meaningful component** of their compensation is provided **in equity** **Avoid** incentives that encourage employees to take **unnecessary or excessive risks** that could threaten the value or reputation of AIG by rewarding both annual and long-term performance Maintain strong compensation **best practices** by meeting evolving standards of compensation governance and complying with regulations applicable to employee compensation	▪ Majority of compensation is equity-based ▪ Majority of equity-based compensation is performance-based, in the form of PSUs and stock options ▪ Named executives are subject to risk management policies, including a clawback policy, share ownership requirements both during and for a period following employment and anti-hedging and pledging policies ▪ Performance goals are set with rigorous standards commensurate with both the opportunity and our risk guidelines ▪ Annual risk assessments evaluate compensation plans to ensure they appropriately balance risk and reward ▪ Follow evolving compensation best-practices through engagement with outside consultants and peer groups

Compensation Best Practices

AIG is committed to embracing the highest standards of corporate governance. We design our programs to pay for performance in alignment with the expectations of our shareholders and to minimize risk.



What We Do:

- Pay for performance
- Deliver majority of executive compensation in the form of at-risk, performance-based pay
- Align performance objectives with our strategy
- Engage with our shareholders on matters including executive compensation and governance
- Require meaningful share ownership and retention during employment and for six months following departure
- Prohibit pledging and hedging of AIG securities
- Cap payout opportunities under incentive plans applicable to our named executives
- Maintain a robust clawback policy
- Maintain double-trigger change-in-control benefits
- Conduct annual risk review of AIG incentive plans
- Engage an independent compensation consultant and consult outside legal advisors



What We Avoid:

- No tax gross-ups other than for tax equalization and relocation benefits
- No excessive perquisites, benefits or pension payments
- No reloading or repricing of stock options
- No equity grants below 100% of fair market value
- No dividends or dividend equivalents vest unless and until LTI awards vest

Balanced Compensation Framework

Our compensation program is designed to give appropriate weighting to fixed and variable pay, short-term and long-term performance and business unit and enterprise-wide contributions. We provide three elements of annual total direct compensation: base salary, an STI award and an LTI award in the form of PSUs, stock options and RSUs. Our annual target total direct compensation and mix of components are set with reference to market data for comparable positions at our business and talent competitors. We also provide market-based perquisites and benefits.

2021 CEO Annual Target Total Direct Compensation

	91% At Risk Pay, Subject to Clawback		
9% Base Salary	**23%** Short-Term Cash Incentive	**68%** Long-Term Equity Incentive	

	50% PSUs	**25%** Stock Options	**25%** RSUs
Long-Term Equity Incentive Award Allocation	**75%** Performance Based		**25%** Time Based

2021 Average Annual Target Total Direct Compensation of Other Current Named Executives

	84% At Risk Pay, Subject to Clawback		
16% Base Salary	**32%** Short-Term Cash Incentive	**52%** Long-Term Equity Incentive	

	50% PSUs	**25%** Stock Options	**25%** RSUs
Long-Term Equity Incentive Award Allocation	**75%** Performance Based		**25%** Time Based

At Risk

At least 83% of each named executive's annual target direct compensation is at risk, based on performance and subject to clawback

Long-Term Oriented

At least 50% of each named executive's annual target direct compensation is delivered in LTI, of which 75% is in performance vehicles that reward for long-term value creation and performance achievements, and stock price appreciation relative to our trading price per grant

Risk Balanced

ERM reviews all incentive plans to ensure appropriate balance of risk and reward, without encouraging excessive risk-taking

Use of Market Data

We use data for our relevant peer groups to support the key principles of our compensation philosophy, including attracting and retaining the best talent and paying for performance.

AIG used four peer groups for executive compensation in 2021: one to inform compensation levels and design, and three for measuring relative performance in our STI and LTI programs. Each serves a distinct purpose to enhance the relevance of the data being considered, and two are specific to the General Insurance and Life and Retirement businesses. The CMRC reviews our peer groups and their constituent companies periodically to ensure continuing relevance.

- Four peer groups
- Reflect competitors for talent and business
- Aligns peer group with intended purpose

Compensation Peer Group	■ Provides perspective and data reflecting compensation levels and insight into pay practices ■ Comprises companies of a similar size and business model who draw from the same pool of talent as AIG ■ Last reviewed in 2019, taking into account business model, company size, competitive relevance (e.g., for talent and investors), data reliability and general reasonableness ■ AIG positioned around median: at the time of approval in 2019, AIG ranked at the 58th percentile on total assets, the 38th percentile on market cap, the 57th percentile on revenue and the 36th percentile on headcount.
AIG Relative TSR Peer Group	■ Provides a means to assess long-term relative value creation ■ Comprises select insurance companies, expanding the business unit specific peer groups (see below) to include other global composite public insurance peers ■ Applies to PSU awards since 2020 (2019 PSUs used S&P 500 Insurance Companies as the TSR peer group)
General Insurance and Life and Retirement Relative Performance Peer Groups	■ Separate peer groups maintained for our General Insurance and Life and Retirement businesses ■ Provides a means to assess each business unit's performance relative to directly comparable peers under our STI and LTI programs ■ Each group comprises companies that compete with either our General Insurance or Life and Retirement business to ensure the comparability of results for AIG versus market and effectively align pay with performance ■ The General Insurance group is used to measure relative Combined Ratio Improvement under the STI program ■ Both groups are used to measure Relative Tangible BVPS* for PSU awards since 2020, on a combined weighted basis

Compensation Peer Group

1. The Allstate Corporation
2. American Express Company
3. Bank of America Corporation
4. BlackRock, Inc.
5. Capital One Financial Corp.
6. Chubb Limited

7. CIGNA Corporation
8. Citigroup Inc.
9. JPMorgan Chase & Co.
10. Manulife Financial Corporation
11. Marsh & McLennan Company, Inc.
12. MetLife Inc.

13. The Progressive Corporation
14. Prudential Financial, Inc.
15. The Travelers Companies Inc.
16. U.S. Bancorp
17. Wells Fargo & Company

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* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Relative Business Unit Performance Peer Groups

General Insurance
1. Chubb Limited
2. CNA Financial
3. The Hartford Financial Services Group, Inc.
4. The Markel Corporations
5. Tokio Marine Holdings, Inc.
6. The Travelers Companies Inc.
7. W.R. Berkley Corporations

Life and Retirement
1. Brighthouse Financial, Inc.
2. Lincoln National Corporation
3. MetLife Inc.
4. Principal Financial Group, Inc.
5. Prudential Financial, Inc.
6. Prudential plc
7. Voya Financial, Inc

Composite Insurers
1. Allianze SE
2. AXA SA
3. Munich Re Group
4. Swiss Re Ltd
5. Zurich Insurance Group Ltd.

Relative TSR Peer Group

For more information on the definitions and operation of these metrics, see "—2021 Compensation Decisions and Outcomes—2021 Long-Term Incentive Awards."

2021 Compensation Decisions and Outcomes

2021 Target Direct Compensation

During the first quarter of 2021, the CMRC established target compensation for our named executives, comprising base salary, a target STI opportunity and a target LTI opportunity. Target compensation for each of our named executives still actively employed on December 31, 2021 was as follows.

2021 Compensation Component	Zaffino[1]	Lyons	Fato	Hogan	McElroy	Duperreault[2]
Base Salary	$ 1,500,000	$1,000,000	$1,000,000	$1,250,000	$1,000,000	$ 1,000,000
Target STI	$ 4,000,000	$1,900,000	$1,900,000	$2,250,000	$2,500,000	$ 750,000
Target LTI	$11,500,000	$3,300,000	$3,300,000	$4,000,000	$3,500,000	$11,000,000
Target Direct Compensation	$17,000,000	$6,200,000	$6,200,000	$7,500,000	$7,000,000	$12,750,000

(1) Effective March 1, 2021, Mr. Zaffino was promoted to the role of Chief Executive Officer. This table reflects his base salary in that capacity that was in effect for ten months of the year. For the first two months of the year, Mr. Zaffino's salary was $1,400,000.

(2) Effective March 1, 2021, Mr. Duperreault transitioned into the role of Executive Chair, which he held until December 31, 2021. This table reflects his target compensation in that capacity that was in effect for ten months of the year. For the first two months of the year, Mr. Duperreault's salary was $1,600,000 and his target STI was $4,500,000. Pursuant to the agreement entered into with Mr. Duperreault in connection with his transition from Chief Executive Officer to Executive Chair, Mr. Duperreault's 2021 LTI was granted 50% in the form of RSUs and 50% in the form of stock options.

Actual STI awards vary from target based on a combination of business and individual scorecard outcomes. Similarly, LTI award grants can vary from target based on the CMRC's assessment of a range of factors, including prior-year performance and contributions, consideration of the complexity of expected contributions and the desire to enhance retention and/or provide incremental incentives for future success over the three-year performance period. Messrs. Lyons and McElroy and Ms. Fato, along with former named executive Mr. Dachille, all received an individual modifier to their 2021 LTI award grants. See "—2021 Long-Term Incentive Awards." Further information on the design and outcomes in relation to each of these elements of compensation is described below.

2021 Base Salary

At a Glance:
- Fixed cash compensation
- Represents approximately 9%-17% of a named executive's annual target direct compensation
- Reviewed annually or upon a change in role, where appropriate
- No salary increases for named executives in 2021 except for Mr. Zaffino who was promoted to President and Chief Executive Officer
- Mr. Duperreault's salary decreased when he transitioned to the Executive Chair role

Base salary is intended to fairly compensate the named executive for the responsibilities of his or her position, achieve an appropriate balance of fixed and variable pay and provide the executive with sufficient liquidity to discourage excessive risk-taking. The CMRC undertakes an annual review of named executive salaries to determine whether they should be adjusted. In making this determination, the CMRC considers a broad range of factors including, role scope, experience, skillset, performance and salaries for comparable positions within the Compensation Peer Group, as well as internal parity among AIG's executive officers. The only salary increase the CMRC approved for 2021 was for Mr. Zaffino as a result of his promotion to President and Chief Executive Officer, reflecting his new role and informed by competitive market data. The following salaries were approved for 2021.

Named Executive	2020 Base Salary	2021 Base Salary	Percent Increase
Peter Zaffino[1]	$1,400,000	$1,500,000	7.1%
Mark D. Lyons	$1,000,000	$1,000,000	0%
Lucy Fato	$1,000,000	$1,000,000	0%
Kevin T. Hogan	$1,250,000	$1,250,000	0%
David McElroy	$1,000,000	$1,000,000	0%
Former Executive Officers			
Brian Duperreault[2]	$1,600,000	$1,000,000	-37.5%
Douglas A. Dachille	$1,250,000	$1,250,000[3]	0%

(1) Mr. Zaffino's 2021 base salary change became effective upon his appointment as President and Chief Executive Officer, effective March 1, 2021.

(2) Mr. Duperreault's 2021 base salary change became effective upon his appointment as Executive Chair, effective March 1, 2021.

(3) Mr. Dachille only received $639,423 in 2021 base salary prior to his retirement from AIG, effective June 30, 2021.

2021 Short-Term Incentive Awards

At a Glance:
- Framework features use of quantitative metrics, in response to shareholder feedback
- Payouts based on a combination of quantitative business and individual performance scorecards
- Earned awards equal the applicable Business Performance Score (0% to 150%), multiplied by the Individual Performance Score (0% to 150%)
- Individual assessments are based on performance in four core areas (Financial, Strategic, Operational and Organizational) along with demonstrable support of DEI initiatives
- Payouts capped at 200% of target
- Subject to clawback
- 2021 payouts ranged from 100% to 200% of target, reflecting strong financial results in General Insurance, continued solid contribution from Life and Retirement and meaningful progress made on strategic priorities, such as AIG 200 and the separation of Life and Retirement from AIG

Changes for 2021:
- Business Performance Scores were developed based on relevant business unit, or in the case of Corporate, the combined weighted business unit scores (consistent with 2019) of General Insurance and Life and Retirement
- Each Business Performance Score comprises two quantifiable metrics, reflecting operational and strategic priorities

STI awards are designed to drive AIG's business objectives and strategies and to reward performance delivered during the year. As originally intended, in 2021 the CMRC determined it was appropriate to return from a temporary shift in framework in 2020, which was adopted in response to the uncertainty presented by COVID-19, to a formulaic design consistent with our 2019 program, which had received significant support from our shareholders. STI awards consist of an annual cash target, subject to results achieved against quantitative business unit and corporate metrics and an individual scorecard. This combination of business and individual performance is consistent with our desire to promote a performance driven culture.



| Target Short-Term Incentive Award ($) | × | Business Performance Score (0-150%) | × | Individual Performance Score (0-150%) | = | Actual Short Term Incentive Award ($) |

Business Performance Scorecards

General Insurance
- Accident Year Combined Ratio, as Adjusted*
- Relative Combined Ratio Improvement

Life and Retirement
- Normalized Return on Adjusted Segment Common Equity*
- GOE (net)*

Corporate
- Weighted average of General Insurance and Life and Retirement
- AIG 200 Cumulative Run-rate Net GOE Savings*

Individual Performance Four Strategic Pillars
1. Financial
2. Strategic
3. Operational
4. Organizational

All individual performance scorecards include DEI objectives.

Regardless of performance, all awards are subject to an overall cap of 200% of target

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Business Performance Scorecard

The 2021 metrics and goals reflect a commitment to sustaining and rewarding a high-performance culture that supports AIG's business strategies. The CMRC seeks to establish goals and metrics that are quantitative, appropriately rigorous, balanced across the different business units and compatible with effective risk management so as not to incentivize excessive risk taking.

Each metric has a threshold, target and maximum performance goal associated with it and a corresponding level of payout with interpolation for achievements between goals:

Performance	Below Threshold	Threshold	Target	Stretch	Maximum or above
Payout (% of target)	0%	50%	100%	125%	150%

The 2021 quantitative performance results for each of the business scorecards are set forth below.

General Insurance

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual	% Achieved	Weighting	% Achieved (Weighted)
Accident Year Combined Ratio, as Adjusted[1][2]	94.1%	92.4%	91.8%	91.4%	91.4%	150%	70%	105%
Combined Ratio Improvement Relative to Peers[1][3]	+1 pt	+2.5 pts	+3.5 pts	+4 pts	+4.3 pts	150%	30%	45%
General Insurance Quantitative Performance Score:								**150%**

(1) We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(2) For purposes of this performance metric, Accident Year Combined Ratio, as Adjusted, was further adjusted for certain business factors.

(3) AIG measures Combined Ratio Improvement Relative to Peers based on the weighted average (based on net premiums earned) Combined Ratio of the General Insurance Peer Group. See "—Compensation Design—Use of Market Data" on page 54 for detail on the General Insurance Peer Group used for this performance metric.

Life and Retirement

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual	% Achieved	Weighting	% Achieved (Weighted)[1]
Normalized Return on Adjusted Segment Common Equity[2][3]	11.0%	12.9%	13.9%	14.8%	13.2%	108%	70%	76%
GOE (net)[2]	$1,694M	$1,613M	$1,553M	$1,493M	$1,601M	105%	30%	32%
Life and Retirement Quantitative Performance Score:								**107%**

(1) Components in this column do not sum to the total due to rounding.

(2) We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(3) Normalized Return on Adjusted Segment Common Equity is adjusted for hedge funds, private equity funds and affordable housing partnerships, normalized to a 6% annualized return, fixed maturity investments accounted for under the fair value option, normalized to a 4% annualized return, COVID-19 mortality, the annual actuarial assumption update and the impact from the First Quarter 2021 capital allocation update.

Corporate

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual	% Achieved	Weighting	% Achieved (Weighted)
Weighted Business Unit Performance[1]	Total performance for General Insurance and Life and Retirement based on their respective goals and weighted using average segment equity				131%	131%	70%	92%
AIG 200 Cumulative Run-rate Net GOE Savings[2][3]	$500M	$575M	$650M	$680M	$810M	150%	30%	45%
Corporate Quantitative Performance Score:								**137%**

(1) Actual performance represents the weighted average of quantitative performance scores for the following business units, calculated based on 2021 budgeted attributed common equity: General Insurance (55.7%) and Life and Retirement (44.3%): (55.7% x 150%) + (44.3% x 107%) = 131%.

(2) We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(3) Cumulative run-rate savings is measured from the inception of the AIG 200 program.

Individual Performance Scorecard

Given the importance of our named executives in making and operationalizing decisions that continue to set AIG up for future success, the CMRC also assesses an individual performance scorecard for each named executive. Objectives are structured to reward actions under four key pillars: Financial, Strategic, Operational and Organizational. The objectives reflect areas of importance for each individual.

Financial

Assessed against relevant financial objectives based on the individual's role

Strategic

Goals vary by individual and cover areas such as:

- Strategic actions and execution, largely related to Life and Retirement separation and General Insurance financial performance
- Brand
- Customer Satisfaction

Operation

Goals vary by individual and cover areas such as:

- AIG 200
- Life and Retirement separation
- Compliance
- Risk management
- Return to workplace
- Operational efficiency

Organization

Goals vary by individual and cover areas such as:

- Transformation
- Technology improvements
- Talent retention and development

Diversity, Equity and Inclusion

All individual performance scorecards for our named executives also include DEI objectives

Individual performance objectives for each of our named executives are detailed and include a combination of quantitative and qualitative components. What follows below is a summary of the goals and related achievements the CMRC considered when determining each named executive's individual performance score for 2021.

Peter Zaffino

President and Chief Executive Officer

Pillar and Goal Overview	Achievements

Financial

- Deliver on AIG's financial objectives
- Effectively execute against the 2021 Budget and Capital Plan

- Delivered meaningful improvement in financial performance driven by significant improvements in General Insurance and consistent results in Life and Retirement
  - Net income attributable to common shareholders of $9.4 billion for 2021, reflecting a $15.3 billion improvement from 2020
  - General Insurance Calendar Year Combined Ratio improved 850 basis points to 95.8% in 2021, reflecting improvements in both the loss and expense ratios
  - Accident Year Combined Ratio, as Adjusted*, improved 310 basis points to 91.0% in 2021, reflecting improved outcomes of underwriting actions, reinsurance changes, strong rate momentum, portfolio optimization, strong execution and expense discipline
  - Life and Retirement Adjusted Pre-Tax Income (APTI) of $3.9 billion in 2021, reflecting above-budget achievement and an improvement over 2020
- Finished the year with $10.7 billion of AIG parent company liquidity and reduced AIG's debt and preferred stock leverage to 24.6% at December 31, 2021
- Delivered successfully against AIG's 2021 Capital Plan, returning $3.7 billion to shareholders in 2021 and retiring $4.0 billion in debt
- Improved stock price performance, reflected in TSR of 54% during 2021, outperforming the S&P 500

Strategic

- Accomplish meaningful progress on separation of the Life and Retirement business from AIG
- Achieve profitable premium growth in General Insurance business
- Enhance AIG's global brand by establishing AIG as a thought leader on select industry issues
- Build and improve AIG critical relationships with key stakeholders

- Established a Separation Management Office that is working with a sense of urgency towards an initial public offering for our Life and Retirement business
- Designed, negotiated and executed complex transactions with Blackstone, including:
  - Blackstone's 9.9% investment in our Life and Retirement business
  - Innovative investment management agreement with attractive fee structure
  - Sale of nearly all of AIG's affordable housing portfolio
- Developed a disciplined culture grounded in underwriting fundamentals and a well-defined and articulated risk appetite
- Delivered 13% growth in General Insurance NPW, driven by rate and retention improvements as well as new business growth in the Commercial Lines
- Established reinsurance and capital structures to mitigate losses during a period of unprecedented volatility due to extreme catastrophe losses
- Published first-ever ESG report externally, increasing transparency with stakeholders and enhancing our reputation in the market
- Extended AIG's support of the AIG Women's Open and increased the prize money to record levels, which led others to follow with respect to other tournaments
- Improved strategic relationships with key brokers, distributors, clients, regulators and investors

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* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Operational

- Achieve 2021 financial targets under AIG 200
- Progress return to workplace and future of work initiatives
- Open new headquarters on schedule and within budget

- Continued to execute successfully against the AIG 200 goals with a clear execution path towards the targeted $1 billion in run-rate cost-savings by the end of 2022, with $810 million already executed or contracted through the end of 2021
- Developed a Return to Workplace playbook for the re-entry into the office ensuring compliance with state, federal and local level COVID policies globally and enforcing corporate requirements, such as an electronic wellness check and a vaccine mandate
- Competed construction of, and opened, three new New York area offices on schedule and under budget

Organizational

- Champion DEI to improve representation in major geographies, particularly in senior roles
- Continue to develop key personnel and ensure robust succession plans for critical roles

- Increased diversity of the Board, adding an ethnically diverse director who identifies as LGBTQ+ in 2021
- Increased diversity of the Executive Leadership Team with all four new executives hired or promoted to the team by Mr. Zaffino from the time he became Chief Executive Officer through early 2022 being either women and/or ethnically diverse
- Made meaningful progress on DEI, increasing female representation at all job levels globally in 2021, improving ethnic diversity in senior job grades in 2021 and increasing DEI data transparency through publicly disclosing our consolidated EEO-1 report and expanded DEI disclosures in our first-ever ESG report
- Through internal promotions and external hires, built the AIG Executive Leadership Team for the next chapter of AIG's future, including promoting internal talent to the roles of Chief Financial Officer, Chief Human Resource Officer and Chief Risk Officer and hiring a new Global Head of Operations and Shared Services and Chief Digital Officer

Peter Zaffino Individual Performance Score: 150%

Based on these accomplishments, the CMRC determined that Mr. Zaffino significantly exceeded his expected contributions to AIG in 2021. In particular, the CMRC recognized that, under Mr. Zaffino's leadership, AIG delivered strong financial results in 2021 and demonstrated significant momentum on our journey to become a top performing company. Finally, the Committee recognized Mr. Zaffino's efforts to develop AIG's global brand and thought leadership through his strong commitment to DEI and work to build relationships with key stakeholders. As a result, the CMRC recommended, and the Board approved, an Individual Performance Score for Mr. Zaffino of 150 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment that was capped at 200 percent of target pursuant to our STI plan. As a result, Mr. Zaffino received an STI payout of $8,000,000, representing 200 percent of target.

Target Short Term Incentive Award $4,000,000	✕	Business Performance Score *Corporate* 137%	✕	Individual Performance Score 150%	=	Actual Short-Term Incentive Award **(200% of target)** $8,000,000

Mark D. Lyons
Executive Vice President and Chief Financial Officer

Pillar and Goal Overview	Achievements

Financial

■ Deliver on AIG's financial objectives

- Delivered meaningful improvement in performance on key metrics, including Adjusted After-Tax Income (AATI) Attributable to Common Shareholders*, GAAP Net Income, Earnings Per Share, General Insurance Accident Year Combined Ratio, as Adjusted*, and Life and Retirement APTI
- Finished the year with $10.7 billion of AIG parent company liquidity and reduced AIG's debt and preferred stock leverage to 24.6% at December 31, 2021
- Delivered successfully against AIG's 2021 Capital Plan, returning $3.7 billion to shareholders in 2021 and retiring $4.0 billion in debt
- Oversaw both the General Insurance and Life and Retirement businesses achievement of risk-based capital ratios in excess of established operating ranges in 2021

Strategic

■ Provide execution support for the separation of our Life and Retirement business from AIG and related strategic transactions

■ Proactively engage with investors and other relevant stakeholders

- Supported the successful close of complex transactions with Blackstone, improving parent liquidity:
  — Blackstone's 9.9% investment in our Life and Retirement business
  — Innovative investment management agreement with attractive fee structure
  — Sale of nearly all of AIG's affordable housing portfolio
- Supported work in furtherance of an initial public offering for our Life and Retirement business
- Promoted investment community confidence by participating in numerous industry conferences and engaging directly with shareholders
- Participated in proactive engagement with rating agencies

Operational

■ Effectively execute against 2021 Budget and Capital Plan

■ Implement new accounting standards

■ Maintain a stringent control environment

■ Progress finance initiatives as part of AIG 200

- Successfully undertook liability and capital management actions described above that strengthened key creditor and rating agency metrics, including leverage and fixed coverage measurements
- Continued to progress implementation of International Financial Reporting Standard 17 and Long Duration Targeted Improvements (LDTI) guidance from the Financial Accounting Standards Board on schedule
- Promoted the importance of maintaining an effective financial control environment, with a 16% reduction in year-over-year deficiencies and a 40% reduction in newly identified deficiencies
- Continued the successful technology transformation of finance systems

Organizational

■ Develop a best-in-class workforce that is focused on DEI

■ Promote a culture of integrity

- Furthered early career programs, including improving the diversity of candidate pools resulting in over half of candidates who accepted full-time positions representing diverse talent
- Hosted inclusion listening sessions with all skip-level reports to drive a more consciously inclusive culture; developed action plans based on feedback to help managers and their teams foster an inclusive environment
- Improved gender diversity in internal placements and external placements of Latinx/Hispanic colleagues in the United States
- Supported AIG's diversity initiatives through membership on the Executive Diversity Counsel and Latinx working group
- Promoted the importance of business ethics consistently and encouraged a transparent, open and honest operating environment for colleagues

Mark D. Lyons Individual Performance Score: 127%

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Based on these accomplishments, the CMRC determined that Mr. Lyons' contributions to AIG in 2021 exceeded expectations. In particular, the CMRC recognized the key role Mr. Lyons played in advancing AIG's strategic priorities, including the separation of our Life and Retirement business from AIG. As a result, the CMRC approved an Individual Performance Score for Mr. Lyons of 127 percent, which when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $3,300,000, representing 174 percent of target.



Target Short Term Incentive Award		Business Performance Score		Individual Performance Score		Actual Short-Term Incentive Award
$1,900,000	×	*Corporate* **137%**	×	**127%**	=	**(174% of target) $3,300,000**

Lucy Fato

Executive Vice President, General Counsel & Global Head of Communications and Government Affairs

Pillar and Goal Overview	Achievements
Financial ■ Deliver on expense management priorities	■ Within the Global, Legal, Compliance and Regulatory/Government Affairs group (GLCR), provided high quality advice and support while actively managing expenses within budget ■ Delivered significant value to AIG through Marketing & Communications efforts, while actively managing expenses within budget
Strategic ■ Lead legal and regulatory aspects of the separation of our Life and Retirement business ■ Support continued execution of AIG 200 ■ Oversee global regulatory interactions and relationships ■ Progress efforts related to AIG's sustainability and ESG priorities ■ Lead a newly constituted global Marketing & Communications department, and support AIG internal and external communications priorities	■ Served as a strategic partner with respect to numerous workstreams associated with the operational separation and initial public offering of our Life and Retirement business ■ Provided significant legal and regulatory guidance regarding complex transactions with Blackstone: — Blackstone's 9.9% investment in our Life and Retirement business — Innovative investment management agreement with attractive fee structure — Sale of nearly all of AIG's affordable housing portfolio ■ Continued to provide leadership and support for AIG 200 workstreams and other strategic operational priorities ■ Continued to oversee interactions with global regulators to enhance transparency and relationships ■ Guided AIG's ESG strategy, including advancing the company's sustainability agenda and publishing AIG's first ESG Report ■ Oversaw engagement with shareholders representing over 50% of AIG's outstanding shares, as well as global regulators, on ESG and sustainability topics ■ Created a global Marketing & Communications department, including conducting an extensive review of the operating model; and led communications regarding significant matters, including Chief Executive Officer and Chairman succession plans, and a refresh of the AIG Women's Open marketing campaign
Operational ■ Support internal communications efforts related to AIG 200 and Organizational Health ■ Provide legal and communication support on Return to Workplace initiatives ■ Review GLCR operating model with a view towards separation of our Life and Retirement business	■ Oversaw the execution of AIG's second Organizational Health Index Survey related to AIG 200, with a health score that showed significant improvement from the first survey, and increased participation and feedback that demonstrated favorable responses to the actions taken in response to the first survey ■ Led continuous and evolving communications and legal matters related to COVID-19 and Return to Workplace initiatives ■ Oversaw the development of independent Legal, Compliance and Regulatory functions to position the Life and Retirement business to operate as a standalone, public company

Organizational

- Foster a respectful, rewarding and inclusive culture, including by promoting DEI initiatives
- Promote culture of integrity
- Enhance GLCR's Pro Bono Program

- Drove improved diversity hiring practices in GLCR and Marketing & Communications with more than 50% of new hires globally being women and over 45% of new hires in the U.S. being ethnically diverse
- Established AIG as a founding member of the Black In-House Counsel Network, focused on developing initiatives that enable corporate legal departments to better identity, hire and work with Black law firm partners
- Enhanced AIG's award-winning pro-bono program leading to record participation in 2021 through existing and new partnerships, particularly those related to criminal and social justice reform

Lucy Fato Individual Performance Score: **127%**

Based on these accomplishments, the CMRC determined that Ms. Fato provided significant contributions to AIG in 2021 well beyond achievement of her individual goals. In particular, the CMRC recognized Ms. Fato's key role in significant strategic priorities for AIG, including the separation of our Life and Retirement business from AIG and related transactions. They also recognized her significant contributions to raise AIG's global brand profile through publication of AIG's first ESG report and expansion of AIG's award-winning pro bono program. As a result, the CMRC approved an Individual Performance Score for Ms. Fato of 127 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $3,300,000, representing 174 percent of target.



| Target Short Term Incentive Award **$1,900,000** | ✕ | Business Performance Score *Corporate* **137%** | ✕ | Individual Performance Score **127%** | = | Actual Short-Term Incentive Award **(174% of target) $3,300,000** |

Kevin T. Hogan

Executive Vice President and Chief Executive Officer, Life and Retirement

Pillar and Goal Overview	Achievements

Financial

- Achieve Life and Retirement's 2021 budgeted financial performance

- Delivered solid financial results from the Life and Retirement business:
  — Life and Retirement APTI of $3.9 billion in 2021, reflecting above-budget achievement and an improvement over 2020
  — Return on Adjusted Segment Common Equity* of 14.2%, driven by strong earnings and thoughtful capital management
- Maintained strong balance sheet, capital management and expense discipline, enhancing liquidity and capital metrics

Strategic

- Support separation of the Life and Retirement business from AIG
- Enhance brand of AIG's Life and Retirement business in the market
- Provide ongoing support related to the sale of Fortitude Reinsurance Company Ltd. (Fortitude Re)
- Preparing the Life and Retirement business for LDTI

- Helped to achieve key milestones related to the separation of the Life and Retirement business from AIG, including work in furtherance of an initial public offering
- Furthered Life and Retirement's brand in the market through strategic campaign investments, and purposeful and innovative thought leadership
- Completed the successful and timely transition to Fortitude Re of the remaining operational services
- Achieved multiple major milestones in 2021 ensuring the Life and Retirement business remains on track to implement LDTI guidance from the Financial Accounting Standards Board on schedule

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* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Operational

- Enhance customer experiences
- Execute against the technology roadmap
- Improve control processes

- Improved customer experience and reduced total Life and Retirement business' complaint volume through advanced data and analytics, coaching, empowerment and timely evaluation and response to customer feedback
- Successfully executed on the 2021 technology roadmap priorities to modernize the operating environment and enhance the customer experience
- Advanced improvements in our control environment, promoting a culture of integrity and transparency through forums, training, framework and governance process enhancements, while also extending these principles and expected standards to third-party partners

Organizational

- Deepen and broaden DEI efforts
- Enhance workplace culture including a focus on employee experience, risk management and integrity
- Build out the future state workplace vision

- Created and launched the Life and Retirement Diversity Council, focused on successfully advancing DEI priorities
- Expanded participation of line audit and risk colleagues in leadership meetings to drive better communication with those closest to front-line risk and promoted the importance of compliance through training and new technology
- Initiated the future-state roadmap development, ensuring colleagues are playing an active role in shaping our Life and Retirement business and establishing baseline employee engagement metrics to assess downstream success

Kevin T. Hogan Individual Performance Score: 100%

As a result of Mr. Hogan's accomplishments in 2021, the CMRC approved an Individual Performance Score for Mr. Hogan of 100 percent, which, when combined with the Life and Retirement quantitative Business Performance Score, resulted in an STI payment of $2,407,500, representing 107 percent of target.

Target Short Term Incentive Award $2,250,000		Business Performance Score *Life and Retirement* 107%		Individual Performance Score 100%		Actual Short-Term Incentive Award **(107% of target)** $2,407,500

David McElroy

Executive Vice President and Chief Executive Officer, General Insurance

Pillar and Goal Overview	Achievements

Financial

- Achieve General Insurance's 2021 budgeted financial performance

- Delivered strong General Insurance financial results relative to prior year and budget:
  — Calendar Year Combined Ratio of 95.8%, which represents an 850-basis point improvement over 2020
  — Accident Year Combined Ratio, as Adjusted*, of 91.0%, which represents a 310-basis point improvement over 2020
  — Global Commercial's Accident Year Combined Ratio, excluding CATs*, of 89.1%, which represents a 410-basis point improvement
  — Global Commercial's Accident Year Loss Ratio, as Adjusted*, of 61.7%, which represents a 280-basis point improvement
  — Global Commercial's Calendar Year Loss Ratio of 71.4%, which represents a 570-basis point improvement
- Spurred improvements by focusing on underwriting excellence, with actions taken to improve portfolio quality and expense management

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* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Strategic

- Continue commitment to underwriting excellence
- Execute supporting underwriting and reinsurance strategies through refreshed operating model
- Position General Insurance for Long-Term Profitable Growth
- Expand Valued Broker and Client Relationships

■ Delivered underwriting improvements across multiple businesses in line with objectives:

— General Insurance APTI of $4.4 billion, an increase of $2.5 billion over 2020, reflecting strong underwriting gains

— Calendar Year Combined Ratio improvement (described above), primarily due to strong underwriting results across the portfolio, including lower catastrophe losses

— Generated NPW increased by 13% in 2021 to $26 billion, driven by 18% growth in Global Commercial Lines

— Addressed underperforming segments globally

■ Oversaw strong results across the Property business with improvements in Average Annual Losses to Gross Premiums Written ratios and multiple double-digit rate increases

■ Increased Global Commercial NPW by 18%, underpinned by increased client retention and 22% growth in new business

■ Drove multi-layer broker and client communication strategy outlining AIG's value proposition, appetite and risk solutions, including product Highlight Sheets, customized broker and client newsletters and monthly Recalibrating Risk sessions

Operational

- Progress on AIG 200 priorities
- Execute on General Insurance data strategy roadmap
- Drive and promote culture of integrity and risk management

■ Progressed AIG 200 initiatives ahead of plan relative to benefits realized and associated costs to achieve

■ Completed data design for North America Casualty and Property and United Kingdom and Europe Standard Commercial Underwriting Platform programs

■ Developed and launched a new underwriting scorecard to promote improved data quality

■ Drove enhanced risk event reporting on a more globally consistent basis

Organizational

- Advance DEI strategies
- Foster a culture that prioritizes alignment and collaboration to achieve shared goals
- Invest in talent through development opportunities

■ Promoted diversity within the Early Careers Program and Global Sponsorship programs, achieving strong gender and ethnic diversity

■ Launched a multi-year people strategy in 2021 focused on investing in growth, enabling future skills and culture.

■ Top critical roles reviewed and refreshed as part of improved succession planning initiatives, with consideration given to diverse representation.

■ Launched targeted development and succession for emerging and diverse talent, through programs related to mentoring, sponsorship, and new career opportunities.

■ Launched a skills matrix to support focus on underwriting excellence and develop talent from within.

David McElroy Individual Performance Score: 127%

Based on these accomplishments, the CMRC determined that Mr. McElroy's contributions to AIG in 2021 exceeded expectations. In particular, the CMRC recognized the strong financial results the General Insurance business delivered under Mr. McElroy's leadership, reflecting the business' pivot from remediation to profitable growth through disciplined underwriting, new business development and renewals. As a result, the CMRC approved an Individual Performance Score for Mr. McElroy of 127 percent, which, when combined with the General Insurance quantitative Business Performance Score, resulted in an STI payment of $4,750,000, representing 190 percent of target.

Target Short Term Incentive Award **$2,500,000**		Business Performance Score *General Insurance* **150%**		Individual Performance Score **127%**		Actual Short-Term Incentive Award **(190% of target) $4,750,000**

Brian Duperreault, *Former Chief Executive Officer and Executive Chair*

Mr. Duperreault's STI target for his role as Chief Executive Officer from January 1, 2021 to February 28, 2021 was $4,500,000 and his STI target for his role as Executive Chair from March 1, 2021 to December 31, 2021 was $750,000. Pursuant to the letter agreement entered into between AIG and Mr. Duperreault in connection with his transition to Executive Chair, Mr. Duperreault's actual 2021 STI award was $1,375,000, which was determined based on the time-weighted average of these STI targets.

In summary, 2021 performance resulted in the following STI awards to each named executive who was an executive officer at the end of 2021:

Named Executive	2021 Target Short-Term Incentive Award ($)	Business Performance Scorecard Result	Individual Performance Scorecard Result	2021 Actual Short-Term Incentive Award ($)
Peter Zaffino	4,000,000	137%	150%	8,000,000
Mark D. Lyons	1,900,000	137%	127%	3,300,000
Lucy Fato	1,900,000	137%	127%	3,300,000
Kevin T. Hogan	2,250,000	107%	100%	2,407,500
David McElroy	2,500,000	150%	127%	4,750,000
Former Executive Officer				
Brian Duperreault[1]	1,375,000	N/A	N/A	1,375,000

(1) Mr. Duperreault's STI award is based on a time-weighted average of $4,500,000 for two months of the year in his capacity as Chief Executive Officer and $750,000 for ten months of the year in his capacity as Executive Chair.

Douglas A. Dachille, *Former Executive Vice President and Chief Investment Officer*

Mr. Dachille retired from AIG on June 30, 2021 and was entitled to termination without cause benefits under the AIG 2012 Executive Severance Plan (ESP). Pursuant to his Release Agreement and Restrictive Covenant Agreement with AIG (Release Agreement), Mr. Dachille's earned 2021 STI award was determined based on his average actual bonus for the last three years, which was 136% of target, pro-rated for six months of service. Based on his target STI opportunity of $2,500,000, this resulted in an award amount of $1,700,000. See "—Indirect Elements of Compensation—Termination Practices and Policies—Arrangements for Named Executive who Retired from AIG" for more details.

AIG paid 2021 STI awards in cash in the first quarter of 2022. These awards are subject to our clawback policy.

2021 Long-Term Incentive Awards

At a Glance:
- 75% performance-based in PSUs (50%) and stock options (25%), and 25% time-based in RSUs*
- PSUs based on Relative Tangible BVPS** and Life and Retirement separation metrics subject to a three-year relative TSR modifier
- All equity awards subject to cliff vesting over a three-year time horizon
- Target value established annually and informed by market data
- Actual target grant can reflect a modifier of up to 150% of the target value, informed by factors, including extraordinary achievements, to provide an incremental incentive for future success and/or to enhance retention, Messrs. Lyons, McElroy and Dachille and Ms. Fato's 2021 awards were granted at 125% of target
- PSU payout capped at 200% of target
- Subject to clawback

Changes for 2021:
- A Life and Retirement separation metric replaced the AIG 200 Cumulative Run-rate Net GOE Savings** goal, given the strategic importance of executing on this transformative transaction
- TSR modifier increased from +/- 10% to +/-25%
- Dividend equivalent rights for 2021 PSU and RSU awards accrue in cash

* Pursuant to the agreement entered into with Mr. Duperreault in connection with his transition from Chief Executive Officer to Executive Chair, Mr. Duperreault's 2021 LTI was granted 50% in the form of RSUs and 50% in the form of stock options.

** We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

LTI awards represent the largest percentage of a named executive's annual target compensation opportunity, and are granted in equity-based compensation (i.e., PSUs, stock options and RSUs) that reward long-term value creation, performance achievements and stock price appreciation. In considering awards to named executives, there are several design principles that the CMRC considers, including:

- **Providing a risk-balanced portfolio of incentive vehicles**
- **Aligning performance with AIG's strategic direction and trajectory that are within management control**
- **Simplicity**

Long-Term Incentive Award Allocation

75% Performance Based		
50% PSUs	**25%** Stock Options	**25%** RSUs
Align with shareholder expectations for AIG and industry performance, and reward the achievement of key long-term operational objectives for AIG. Align with AIG 200 strategic priorities of overall profitability and expense discipline, enabling value creation and business transformation that unlocks shareholder value.	Align with shareholder interests by rewarding stock price appreciation and shareholder value creation	Further align the financial interests of our executive leadership team with our shareholders while supporting retention

All 2021 LTI award vehicles are subject to a three-year time horizon, with cliff vesting on January 1, 2024 and are covered by AIG's clawback policy, further enhancing long-term alignment with shareholder interests and retention impact. We believe that this mix of PSUs, stock options and RSUs supports a high-performance culture and helps attract and retain key talent through competitive compensation opportunities that do not encourage excessive risk-taking.

When granting LTI awards, the CMRC considers whether to modify any individual LTI award target value. The actual target LTI award granted can reflect a modifier of up to 150 percent of an individual's target value, based on the CMRC's assessment of a range of factors, including consideration of prior year performance and contributions, the complexity of expected contributions and the desire to enhance retention and/or provide incremental incentive for future success over the three-year performance period.

When granting 2021 LTI awards in early 2021, the CMRC approved individual LTI award modifiers of 125% to target values for Messrs. Lyons and McElroy and Ms. Fato. The CMRC awarded these modifiers to reward these individuals' extraordinary leadership through the COVID-19 crisis during the prior year, including executing on an effective capital management strategy, and their significant role in key strategic transactions, including the sale of a majority interest in Fortitude Group Holdings and a successful $4.1 billion senior notes offering.

In 2021, the CMRC approved the following target LTI values and actual target LTI grants for the named executives:

Named Executive	2021 Target LTI Value	2021 Individual Modifier	2021 Target LTI Grant Value
Peter Zaffino	$11,500,000	—	$11,500,000
Mark D. Lyons	$ 3,300,000	125%	$ 4,125,000
Lucy Fato	$ 3,300,000	125%	$ 4,125,000
Kevin T. Hogan	$ 4,000,000	—	$ 4,000,000
David McElroy	$ 3,500,000	125%	$ 4,375,000
Former Executive Officers			
Brian Duperreault[1]	$11,000,000	—	$11,000,000
Douglas A. Dachille	$ 4,250,000	125%	$ 5,312,500

(1) Pursuant to the agreement entered into with Mr. Duperreault in connection with his transition from Chief Executive Officer to Executive Chair, Mr. Duperreault's 2021 LTI was granted 50% in the form of RSUs and 50% in the form of stock options.

In making the actual awards, the CMRC approved target dollar amounts that are converted into PSUs, RSUs and stock options. The number of PSUs and RSUs in an annual grant is based on the average closing price of AIG common stock over the five trading days preceding the grant date, rounded down to the nearest whole unit. The number of stock options is based on the grant date fair value of a stock option to purchase a share of AIG common stock.

2021 Performance Awards

Performance Share Units (50%)

The 2021 PSU awards can be earned based on performance over a period of three years. The performance metrics that will apply to 2021 PSU awards seek to incentivize long-term success at generating returns for our shareholders by delivering profitable growth and successfully executing on the transformative separation of our Life and Retirement business from AIG. While the CMRC established quantitative performance goals in early 2021 associated with threshold, target, stretch and maximum expectations for the metric relating to separation of Life and Retirement, this information is not disclosed given its commercially sensitive nature. In 2021, in order to further align pay for performance, the CMRC increased the TSR modifier from +/- 10% to +/-25%. The PSU payout remains subject to an overall cap of 200%. The resulting combination of Relative Tangible BVPS*, separation and relative TSR metrics reflects our strategic priorities and continued commitment to aligning compensation with the AIG shareholder experience.



Tangible BVPS*
(Annual and Three Year Growth Relative to Peers)
67%

+

Separation of Life and Retirement
(Achievement by the end of 2023)
33%

Relative TSR Modifier
+/- 25%

Metric	Description	Why It Matters to AIG
Relative Tangible BVPS*	To enhance the alignment of payouts with performance, separate peer groups were developed for the General Insurance and Life and Retirement businesses. This reflects the different BVPS expectations for each, both within AIG and observed in the market. To assess aggregate performance, the outcome related to each group will be weighted on a 60% (General Insurance) and 40% (Life and Retirement) basis, reflecting AIG's portfolio mix Goals combine one-year and three-year performance horizons, mitigating the risk of setting unrealistic three-year goals while maintaining executives' focus on three-year performance	**Measures AIG's progress as compared to peers on a key performance metric that drives stock performance**
Separation of Life and Retirement business from AIG	Achievement of quantitative milestones over the three-year performance period tied to the separation of the Life and Retirement business from AIG, including implementation of a standalone capital structure, debt restructuring and standalone operational independence	**Measures the success of the separation of our Life and Retirement business from AIG, the quality and timeliness of which will impact creation of value for our shareholders**
Relative TSR	TSR delivered during the three-year period ending December 31, 2023 relative to a custom group of AIG peers** Peer group comprises BVPS peers for the General Insurance and Life and Retirement businesses, and five additional composite insurance companies If AIG's TSR is in the top quartile, payouts are increased by 25%; if AIG's TSR is in the bottom quartile, payouts are reduced by 25%	**Measures our success in delivering market competitive returns to shareholders as compared to peers**

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

** TSR calculated in local currency based on (i) the average stock prices for the month preceding the performance period; and (ii) the average stock prices for the final month of the performance period.

Relative Tangible BVPS* (67%)

2021-2023 Measurement Period, and Three One-Year Periods

- Performance assessed over three one-year periods and a combined three-year performance period
- Final score reflects three-year performance, but not less than the average annual performance scores

2021– 2023		
2021	2022	2023

Payout vs. Rank



Results weighted 60% for General Insurance and 40% for Life and Retirement, reflecting AIG's portfolio mix

- Relative performance is assessed against two distinct groups of peers (General Insurance peers and Life and Retirement peers)
- Performance is assessed against each group separately to determine the payout
- The final score is calculated by combining the General Insurance and Life and Retirement payouts on a weighted basis (60/40)
- For a list of the General Insurance and Life and Retirement peers, see "—Compensation Design—Use of Market Data"

Separation of Life and Retirement (33%)

2021-2023 Achievement Period

- Performance assessed over the three-year period concluding December 31, 2023
- Quantitative performance goals set in early 2021 associated with threshold, target, stretch and maximum expectations
- Details of the metrics and goals are not disclosed given its commercially sensitive nature

Relative TSR (+/-25% Modifier)

Performance Assessed from January 1, 2021 to December 31, 2023

Rank	Top Quartile	Bottom Quartile
Modifier	**+25%**	**-25%**

- Performance is assessed relative to a single peer group that comprises 19 companies:
  — General Insurance BVPS peers
  — Life and Retirement BVPS peers
  — AIG composite insurer peers
- For a complete list of the peers used for this relative TSR metric, see "—Compensation Design—Use of Market Data"

- If AIG ranks in the top quartile, the payout score will be increased by 25%
- If AIG ranks in the bottom quartile, the payout score will be reduced by 25%
- No modifier will be applied if AIG ranks between the bottom and top quartiles

The maximum payout opportunity of 200 percent of target reflects ambitious goals that require performance significantly above target. Actual performance relative to the goals approved by the CMRC in 2021 will be disclosed in 2024, following the assessment of results by the CMRC. PSUs accrue dividend equivalent rights in the form of cash that is calculated based on the final assessment of the PSUs and is paid if and when the underlying PSUs vest.

2021 Stock Options (25%)

Named executives' 2021 stock option awards become exercisable following the completion of a three-year vesting period. All stock options are granted with an exercise price equal to the closing price of the underlying shares on the grant date. Stock options granted in 2021 will vest in January 2024 and have a ten-year term. We view stock options as performance-based compensation as the value of a stock option is impacted by the price of AIG common stock at the time of vesting.

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*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

2021 Time-Vested Awards

2021 Restricted Stock Units (25%)

Named executives' 2021 RSUs will vest in January 2024 and will be settled in AIG common stock. The 2021 RSUs accrue dividend equivalent rights in the form of cash, rather than additional RSUs, that is paid if and when the underlying RSUs vest.

Assessment of 2019 Performance Share Units

The three-year performance period for the 2019 PSUs ended on December 31, 2021. These awards were subject to three equally weighted metrics:

- Improvement in Accident Year Combined Ratio, as Adjusted, including Average Annual Losses*, measured annually
  — Metric capped at target if Accident Year Combined Ratio, as Adjusted, including Average Annual Losses* was higher at the end of the three-year performance period than it was immediately preceding the start of the performance period
- Core Normalized BVPS* growth, measured annually
- Core Normalized Return on Attributed Common Equity*, measured in the third year

The outcome based on those core metrics was then subject to a relative TSR assessment such that the payout would be capped at target if AIG's three-year TSR performance was below median as compared to the TSR peer group, which was comprised of the S&P 500 Insurance Companies.

In the first quarter of 2022, the CMRC assessed performance over the three-year performance period and certified the results as follows:

Performance Metric	Performance Goal (% Payout)			Actual Performance			Earned Performance (% Payout)			
	Threshold (50%)	Target (100%)	Maximum (200%)	FY 2019	FY 2020	FY 2021	FY 2019	FY 2020	FY 2021	Payout (Weighted)
Annual Improvement in Accident Year Combined Ratio, as Adjusted, including Average Annual Losses*	0.5pt	1pt	2pt	4.5 pts	1.9 pts	3.7 pts	200%	188%	200%	196%
Improvement in Accident Year Combined Ratio, as Adjusted, including Average Annual Losses* over the Three-Year Performance Period	Accident Year Combined Ratio, as Adjusted* payout capped at target if performance has not improved			Accident Year Combined Ratio, as Adjusted, including Average Annual Losses* improved 900 bps from 98.8 as of December 31, 2018 to 89.8 as of December 31, 2021			No cap applied			
Annual Growth in Core Normalized BVPS*	5%	10%	15%	16.6%	12.9%	19.3%	200%	158%	200%	186%
Core Normalized Return on Attributed Common Equity*	9%	10%	11%	Measured at the end of year 3		7.4%	N/A	N/A	0%	0%
2019 PSU Performance Based on Core Metrics:										**127%**
Three-Year Relative TSR	Total PSU payout capped at target if AIG ranks below median			AIG ranked just below peer median (ranked 12th out of 21 S&P 500 Insurance Companies)			PSU Payout Cap at Target Applied			
Final 2019 PSU Performance Payout:										**100%**

| Improvement in Accident Year Combined Ratio, as Adjusted, including Average Annual Losses* (weighted at one-third) **196%** | **+** | Core Normalized BVPS* (weighted at one-third) **186%** | **+** | Core Normalized Return on Attributed Common Equity* (weighted at one-third) **0%** | **=** | 2019 PSU Performance Based on Core Metrics **127%** |

Capped at 100% of Target Due to AIG's Three-Year TSR Falling Just Below Peer Median

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Indirect Elements of Compensation

AIG provides named executives with a limited number of benefits and perquisites. These programs are generally aligned with those available to our other employees.

Welfare and Insurance Benefits

Named executives generally participate in the same broad-based health, life and disability benefit programs as AIG's other employees.

Retirement Benefits

AIG provides retirement benefits to eligible employees. The only plan in which named executives actively participate is a tax-qualified 401(k) plan. All participants, including named executives, receive contributions from AIG in the form of a match worth 100 percent of the first six percent of their eligible compensation up to the Internal Revenue Service (IRS) compensation limit, which in 2021 was $290,000. In accordance with this limit, named executives received matching contributions of up to $17,400 in 2021. AIG also provides a contribution of three percent of eligible compensation to all employees eligible to participate in the 401(k) plan, in addition to the six percent matching contribution, subject to IRS limits.

Perquisites

AIG provides limited perquisites to employees, including named executives, to facilitate the performance of their management responsibilities. These perquisites include corporate aircraft usage (including by an executive's spouse when traveling with the executive on business travel), use of company pool cars and drivers, legal services and an annual cash perquisite allowance of $35,000. An allowance is provided to enable named executives to cover costs associated with formerly offered perquisites, such as financial and estate planning.

The CMRC has approved the use of AIG-owned corporate aircraft and corporate aircraft owned by a third-party vendor by our Chief Executive Officer for personal travel, with an allowance of up to $195,000 per year. Any use for personal travel beyond the allowance must be reimbursed to AIG. The calculation of the cost of any personal corporate aircraft usage is based on the aggregate incremental cost to AIG of the personal travel, which may include, for AIG-owned corporate aircraft, direct operating cost of the aircraft (including with respect to any "deadhead" segments), including fuel, additives and lubricants, maintenance, airport fees and assessments, crew expenses and in-flight supplies and catering, as applicable, and for corporate aircraft owned by a third-party vendor, the cost-per-flight-hour charge by the vendor as well as costs of fuel, taxes, crew expenses and airport fees and assessments, as applicable.

Termination Practices and Policies

AIG provides severance benefits to its named executives to offer competitive total compensation packages, ensure executives' ongoing retention when considering potential transactions that may create uncertainty as to their future employment with AIG and enable AIG to obtain a release of employment-related claims.

Qualifying Termination	■ Termination by AIG without "cause" ■ Covered named executive terminates for "good reason", including for qualifying executives after a "change in control"
Severance Payment	■ Pre-determined multiplier applied to: — Salary — Three-year average of actual STI payments ■ Severance multiple is 1.0 or 1.5 depending on an executive's grade ■ Severance multiple increases to 1.5 or 2.0 for a qualifying termination within two years following a change in control

See "2021 Executive Compensation—Potential Payments on Termination" for more information on AIG's termination benefits and policies, including a description of certain modifications made to termination provisions within our compensation plans that went into effect in 2021. See below for details of Mr. Dachille's separation from AIG.

Arrangements for Named Executive Who Retired from AIG

Mr. Dachille, who served as our Executive Vice President and Chief Investment Officer, retired from AIG effective June 30, 2021. Mr. Dachille was entitled to termination without cause benefits under the ESP. Accordingly, Mr. Dachille received a lump sum severance payment of $6,975,000 and was entitled to continued health coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) and a $40,000 payment that may be applied toward continued health coverage and life insurance.

Pursuant to his Release Agreement, the CMRC approved an extension to the exercise period of Mr. Dachille's outstanding options from three years to the end of the remaining original contractual term and a pro-rata STI payment for 2021 performance, which was calculated based on the average of his last three years' STI payments, in the amount of $1,700,000. In the Release Agreement, and in consideration for the payments and benefits under the Release Agreement, Mr. Dachille agreed to a one-year non-solicitation covenant, a six-month non-competition covenant, permanent non-disparagement and confidentiality covenants and a release of claims in favor of AIG.

Mr. Dachille's separation benefits, including the treatment of his outstanding LTI awards, are discussed further in "2021 Executive Compensation—Potential Payments on Termination—Quantification of Termination Payments and Benefits."

2022 Compensation Program Design and Decisions

The CMRC approved AIG's 2022 STI and LTI programs during the first quarter of 2022.

2022 Short-Term Incentive Program Structure

The design of our 2022 STI program follows a similar framework to that of 2021. STI awards for our named executives in 2022 will be based on a combination of a quantitative Business Performance Score and Individual Performance Score. The Business Performance Score will be based on performance against empirical and quantitative metrics assigned to the business unit relevant to each of our named executives.

- The Corporate Business Performance Score will be based on (1) a weighted average of the Business Performance Scores for General Insurance (70%) and Life and Retirement (30%), assessed as described below; (2) Growth in AIG Diluted Normalized AATI attributable to AIG Common Shareholders Per Share* and (3) cumulative Net GOE Run Rate Savings (excluding Life and Retirement)* as measured from the inception of the AIG 200 program

- The General Insurance Business Performance Score will be based on (1) Accident Year Combined Ratio, as Adjusted*; and (2) Growth in AIG Diluted Normalized AATI attributable to AIG Common Shareholders Per Share*

- The Life and Retirement Business Performance Score will be based on (1) Normalized Return on Adjusted Segment Common Equity*; (2) GOE (Net)* and (3) performance of investments relative to benchmark

These performance metrics are aligned to AIG's 2022 strategic business objectives.

2022 Long-Term Incentive Program Structure

The 2021 LTI grants awarded to our named executives, other than Mr. Hogan, continue to be comprised of a mix of 50 percent PSUs, 25 percent RSUs and 25 percent stock options. In light of the planned separation of our Life and Retirement business from AIG, Mr. Hogan will receive a mix of 50 percent PSUs and 50 percent RSUs.

The PSUs issued to our named executives in connection with our 2022 LTI program will continue to be subject to a three-year time horizon, with cliff vesting on January 1, 2025, and will be earned based on performance on three metrics over the three-year performance period:

- Annual Improvement to Accident Year Combined Ratio, as Adjusted* calculated as a consecutive average annual improvement against each year in the performance period (weighted 50%)

- Cumulative Diluted Normalized AATI attributable to AIG Common Shareholders Per Share* growth over the three-year performance period (weighted 40%)

- TSR over the three-year performance period relative to a group of General Insurance peer companies (weighted 10%).

All of these metrics include clearly defined goals associated with the achievement of "threshold," "target," "stretch," and "maximum" and are aligned to AIG's strategic objectives.

The stock options and RSUs issued to our named executives in connection with our 2022 LTI program will vest ratably in thirds on the first, second and third anniversaries of the grant date, subject to each named executive's continued service through each vesting date.

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* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Recognition Awards

The CMRC believes that it is important to recognize key leaders when they provide outsized performance to drive AIG's success. In the first quarter of 2022, the CMRC considered the instrumental role that Messrs. Lyons and Hogan and Ms. Fato have played in our progress on key transformative initiatives, including achievement to date of significant run-rate cost savings under AIG 200 and significant progress on preparing for the separation of our Life and Retirement business from AIG. Among other significant achievements, these leaders' efforts resulted in the sale of a 9.9% stake in our Life and Retirement business to Blackstone for $2.2 billion. In recognition of these exceptional contributions to AIG, the CMRC granted recognition RSU awards to Messrs. Lyons and Hogan and Ms. Fato in the amounts of $1 million, $3 million and $3 million, respectively. These recognition RSUs will vest ratably in thirds on the first, second and third anniversaries of the grant date, subject to each individual's continued service through each vesting date.

The CMRC will continue to ensure that special awards are used in a targeted manner to recognize contributions to transformative projects, outsized performance, role expansion, retention concerns or other extraordinary matters that may arise.

Compensation Governance

Role of the CMRC

The CMRC, chaired by Ms. Mills who succeeded Mr. Cornwell during 2021, is comprised of five independent directors. The CMRC held eight meetings in 2021.

The role of the CMRC and its interplay with management and the Board as a whole are set forth below.



Management
- AIG's Chief Executive Officer makes recommendations to the CMRC on compensation for the executive team, including the named executives
- As appropriate, other members of the executive team, such as representatives from human resources, will attend meetings to provide opinions and recommendations
- No member of management participates in discussions concerning his or her own compensation

Compensation and Management Resources Committee
- Determines and approves the goals, achievements and compensation of the Chief Executive Officer
- Approves compensation for other senior executives, including all named executives
- Oversees AIG's compensation and benefit programs
- Oversees AIG's management development and succession planning programs for executive management
- Oversees the assessment of risks related to AIG's compensation programs
- Reviews periodic updates provided on initiatives and progress in human capital, including DEI
- Approves the Compensation Discussion and Analysis report on executive compensation
- Engages an independent consultant
- Oversees compliance with AIG's stock ownership guidelines and clawback policy

Board of Directors
- Ratifies the compensation of the Chief Executive Officer
- Approves Committee recommendations on compensation philosophy, and the development and implementation of AIG's compensation programs
- Approves Committee recommendations on AIG's equity plans

In reaching decisions, the CMRC may invite the opinions of various stakeholders, including relevant members of the management team, AIG's outside counsel and the CMRC's independent compensation consultant. See "Corporate Governance—Board Committees" for more information on the structure, role and activities of the CMRC.

The Annual Process

The CMRC has an established annual process for executive compensation decision-making. In a typical year, during the first quarter, the CMRC reviews and approves base salaries and target compensation levels and grants LTI awards against a backdrop of the business and individual performance evaluations for the prior year, in addition to compensation relative to peers with relevant experience and skillsets in the insurance and financial services industries where we compete for talent. The CMRC also reviews and approves the performance metrics and goals that will apply to both STI awards and PSU grants. These metrics and goals are set based on AIG's rigorous budgeting and strategic planning process.

During the balance of the year, the CMRC receives updates on performance relative to expectations, providing an opportunity to assess potential payouts. Following year-end, the CMRC reviews and assesses performance in relation to STI and PSU performance goals and approves payouts. Discussions regarding individual performance and achievements feed into the start of the process for the following year. The CMRC also reviews feedback from shareholders on an ongoing basis to inform its discussions and decisions.

Additionally, the Board, based on the recommendation of the CMRC after advice from AIG's outside counsel and the CMRC's independent compensation consultant, approved the compensation for Messrs. Zaffino and Duperreault following the execution of AIG's well-coordinated Chief Executive Officer succession plan, effective March 1, 2021. See "—2021 Compensation Decisions and Outcomes."

Qualitative Assessment

A central part of the CMRC's role is applying judgment in making final compensation decisions to ensure outcomes balance rewarding appropriately for performance delivered on a year-on-year basis, equity across the businesses and forward-looking implications. Beyond the business scorecard objectives that were achieved, the individual performance scorecards provide an opportunity to balance financial and operational achievements with judgments regarding how the performance was achieved. This use of judgment, and where appropriate, application of discretion, ensures appropriate and balanced outcomes once all the facts are known at year-end. The factors that were considered in determining 2021 awards for the named executives included leadership qualities exhibited in the context of an extended remote work environment, collaboration with colleagues on strategic priorities, promotion of AIG's culture of integrity and focus on our DEI initiatives.

Input from Independent Compensation Consultants

Since 2005, the CMRC has engaged the services of FW Cook to provide independent advice to the CMRC. FW Cook continued to serve as independent advisor to the CMRC through September 2021. Following a comprehensive review of five compensation consultants selected based on their experience advising industry peers and the Fortune 100, the CMRC retained Pay Governance LLC (Pay Governance) as its new independent executive compensation consultant effective October 2021. The independent advisor attends CMRC meetings and:

- Provides views on:
  — How AIG's compensation program and proposals for senior executives compare to market practices in the insurance industry, financial services and more broadly
  — "Best practices" and how they apply to AIG
  — The design and implementation of current and proposed executive compensation programs
- Responds to questions raised by the CMRC and other stakeholders in the executive compensation process
- Participates in discussions pertaining to compensation and risk, assessing the process and conclusions
- Participates in discussions on performance goals that are proposed by management for the CMRC's approval

The CMRC reviews advisor independence annually to understand any relationships with AIG, including members of the CMRC and AIG's executive officers. For 2021, the CMRC conducted this assessment with respect to both FW Cook and Pay Governance. The CMRC confirmed that neither advisor nor any of their respective affiliates have provided any other services to AIG or its management, other than advice provided by FW Cook on director compensation, and that neither advisor had a business or personal relationship with any member of the CMRC or executive officer of AIG that raised a conflict of interest regarding the advisor's work for the Board. The CMRC also received information about the fees paid to each advisor as a percentage of the advisor's total revenue and each advisor's ownership interest in AIG common stock. Considering this information, the CMRC determined that FW Cook was, and Pay Governance is, independent and that their work has not raised any conflicts of interest.

During 2021, AIG also engaged Johnson Associates to prepare reports presenting market comparisons of total compensation levels for existing employees, new hires and promotions for positions within the CMRC's purview. In their capacity as the CMRC's independent advisor, FW Cook and Pay Governance reviewed the reports prepared by Johnson Associates prior to consideration by the CMRC. The CMRC performed a review of Johnson Associates' services and other factors similar to the review described above. This review, coupled with the independent advisor review of the analysis, appropriately addressed any potential conflict of interest raised by Johnson Associates' work or business relationship with AIG.

Compensation Risk

AIG remains committed to continually evaluating and enhancing our risk management control environment, risk management processes and ERM functions. AIG's compensation practices are essential parts of our approach to risk management and the CMRC regularly monitors AIG's compensation programs to ensure they align with sound risk management principles.

- Annual risk review
- Clawback policy
- Stock ownership requirements
- Anti-hedging and pledging policy

Compensation Risk Review

In September 2021, the CMRC considered the annual risk review findings with AIG's Chief Risk Officer to ensure compensation plans appropriately balance risk and reward. As recommended by AIG's Chief Risk Officer, the CMRC continued to focus its review on incentive-based compensation plans, which totaled 83 active plans for performance year 2020.

No incentive plans categorized as high risk in 2021 risk review

ERM conducts the annual risk assessment to evaluate AIG's active incentive plans. ERM has assigned a risk rating of low, medium or high to each active incentive plan, taking into account:

- Whether the plan design or administration may encourage excessive or unnecessary risk-taking
- Whether the plan has appropriate safeguards in place to discourage fraudulent behavior
- Whether the plan incorporates appropriate risk mitigants to lower risk (including deferrals, clawback conditions (see "—Clawback Policy" below) and capped payouts)
- Whether payments are based on pre-established performance goals, including risk-adjusted metrics

For the 2021 annual risk review, ERM reviewed:

- One legacy plan previously rated medium risk and a random sample of 15 plans previously rated low risk (there were no plans previously rated high risk)
- 2020 incentive payouts versus 2019 payouts to identify any significant variability in payouts that may be indicative of plan features that encourage excessive risk-taking or fraudulent behavior

As a result of the review, no plans were categorized as high risk. As part of this risk review, and as discussed with the CMRC, ERM concluded that AIG's compensation policies and practices do not encourage unnecessary or excessive risk-taking and have the appropriate safeguards in place to discourage fraudulent behavior.

Clawback Policy

The intent of this policy is to encourage sound risk management and individual accountability with respect to potentially risky behavior or misconduct, in accordance with our compensation principles of paying for performance and aligning interests of our executives and employees with those of our shareholders.

Covered Employees	■ All executive officers ■ Any other employees as determined by the CMRC
Covered Compensation	■ Generally, includes any bonus, equity or equity-based award, or any other incentive compensation granted since 2013 ■ Compensation paid, and awards granted, while a covered employee is subject to this clawback policy
Triggering Events	■ Material financial restatement ■ Award or receipt of covered compensation based on materially inaccurate financial statements or performance metrics that are materially inaccurately determined ■ Failure of risk management, including a supervisory role or material violation of AIG's risk policies ■ An action or omission that results in material financial or reputational harm to AIG
CMRC Authority	■ Determining whether a triggering event has occurred ■ Ability to require forfeiture or repayment of all or any portion of any unpaid covered compensation or covered compensation paid in the 12 months preceding the triggering event — The 12-month time horizon will be extended to a longer period if required by any applicable statute or government regulation

The CMRC will continually review the Clawback Policy to ensure it affords AIG the appropriate protection.

Stock Ownership Guidelines

The CMRC oversees the implementation of stock ownership guidelines that apply to the Chief Executive Officer and other named executives, to further align their interests with those of shareholders and provide a meaningful personal interest in sustainable value creation.

Minimum Guidelines	■ Chief Executive Officer: five-times base salary ■ Other Executive Officers: three-times base salary
Counted Equity Interests	■ Stock owned outright by the officer or their spouse ■ Earned but unvested share-based awards
Retention Requirement	■ Retention of 50% of the shares of AIG common stock received upon the exercise, vesting or payment of equity-based awards granted by AIG until minimum guideline level achieved
Post-Employment Requirement	■ Executive officers must continue to comply with their applicable minimum guideline for six months after they cease to be an executive officer

All named executives currently comply with our stock ownership guidelines.

Anti-Hedging and Anti-Pledging Policies

AIG's Code of Conduct and Insider Trading Policy prohibit all employees, including the named executives, from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to an AIG compensation or benefit plan or dividend distribution, no employee may acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, AIG's Insider Trading Policy prohibits executive officers and directors from pledging AIG securities. None of AIG's executive officers or directors have pledged any AIG securities.

Additional Information

Use of Non-GAAP Financial Metrics

Certain performance metrics and their associated goals used in AIG incentive plans that named executives participate in are "Non-GAAP financial measures" under SEC rules and regulations. Appendix A explains how these measures are calculated from our audited financial statements.

Tax and Accounting Considerations

The CMRC sets named executive compensation in accordance with our compensation philosophy and continues to believe that attracting, retaining and motivating our employees with a compensation program that supports long-term value creation is in the best interests of our shareholders. In reaching decisions on executive compensation, the CMRC considers the tax and accounting consequences, including that compensation (including performance-based compensation) in excess of $1 million paid to covered executive officers in calendar year 2021 generally will not be deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code of 1986 (the Code).

Report of the Compensation and Management Resources Committee

The CMRC has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the CMRC recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K.

Compensation and Management Resources Committee

American International Group, Inc.

Linda A. Mills (Chair)
William G. Jurgensen
Thomas F. Motamed
Therese M. Vaughan

2021 Executive Compensation

Summary Compensation Table

The following tables contain information with respect to AIG's named executives. As required by SEC rules, AIG's 2021 named executives include (1) our Chief Executive Officer, (2) our Chief Financial Officer, (3) our three other most highly paid executive officers, who each served through the end of 2021, (4) our former Chief Executive Officer and former Executive Chair who served during part of 2021 and (5) an additional former executive officer for whom disclosure would have been provided but for the fact that he was not serving as an executive officer of AIG at the end of 2021.

2021 Summary Compensation Table

Name and Principal Position as of December 31, 2021[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value ($)[4]	All Other Compensation ($)[5]	Total ($)
Peter Zaffino President and Chief Executive Officer	2021	1,482,693	—	9,379,956	2,874,994	8,000,000	0	167,577	21,905,220
	2020	1,400,000	—	15,952,472	2,149,992	4,500,000	0	64,522	24,066,986
	2019	1,365,386	2,396,867[6]	6,460,452	2,099,998	6,000,000	0	65,631	18,388,334
Mark D. Lyons Executive Vice President and Chief Financial Officer, Global Chief Actuary and Head of Portfolio Management	2021	1,000,000	—	3,364,565	1,031,250	3,300,000	0	61,373	8,757,188
	2020	1,000,000	—	5,291,393	824,998	3,059,000	0	61,065	10,236,456
	2019	1,000,000	—	2,845,654	924,997	2,924,000	0	60,479	7,755,130
Lucy Fato Executive Vice President, General Counsel & Global Head of Communications and Government Affairs	2021	1,000,000	—	3,364,565	1,031,250	3,300,000	0	66,089	8,761,904
	2020	930,000	—	3,741,505	987,497	2,869,000	0	64,188	8,592,190
Kevin T. Hogan Executive Vice President and Chief Executive Officer, Life and Retirement	2021	1,250,000	—	3,262,558	999,999	2,407,500	0	85,188	8,005,245
	2020	1,250,000	—	2,809,404	999,999	2,317,500	352,337	103,673	7,832,913
	2019	1.250.000	—	3,076,398	999,999	2,542,500	338,150	87,786	8,294,833
David McElroy Executive Vice President and Chief Executive Officer, General Insurance	2021	1,000,000	875,000[7]	3,568,446	1,093,739	4,750,000	0	62,717	11,349,902
Former Executive Officers									
Brian Duperreault Former Chief Executive Officer and Executive Chair	2021	1,103,847	—	5,734,014	5,499,995	1,375,000	0	256,681	13,969,537
	2020	1,600,000	—	9,060,331	3,224,992	4,500,000	184,309	240,742	18,810,374
	2019	1,600,000	—	8,613,966	2,799,997	5,920,000	178,306	257,368	19,369,637
Douglas A. Dachille Former Executive Vice President and Chief Investment Officer	2021	639,423	—	4,333,056	1,628,926	1,700,000	877	7,208,033	15,510,315
	2020	1,250,000	—	2,985,016	1,062,500	3,300,000	1,090	67,661	8,666,267
	2019	1,250,000	—	3,537,883	1,149,995	4,525,000	596	82,145	10,545,619

Footnotes to 2021 Summary Compensation Table

(1) *Leadership Transitions*. As discussed elsewhere in this Proxy Statement, Mr. Zaffino became our Chief Executive Officer effective March 1, 2021. Prior to March 1, 2021, Mr. Zaffino served as President and Global Chief Operating Officer. Mr. Zaffino also assumed the role of Chairman effective January 1, 2022.

Mr. Lyons served as our Chief Financial Officer through December 31, 2021 and was appointed Executive Vice President, Global Chief Actuary and Head of Portfolio Management effective January 1, 2022 at which time Mr. Fitzsimons was appointed Executive Vice President and Chief Financial Officer.

Mr. Duperreault served as Chief Executive Officer until March 1, 2021 and became Executive Chair effective March 1, 2021 through December 31, 2021. He became a non-executive employee effective January 1, 2022.

Mr. Dachille retired from AIG effective June 30, 2021.

(2) *2021 Stock and Option Awards*. The "Stock Awards" column represents the grant date fair value of (i) the 2021 PSUs based on target performance, which was the probable outcome of the performance conditions; and (ii) the 2021 RSUs that vest upon continued service through the three-year service period or upon occurrence of an accelerated vesting event. See "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—2021 Long-Term Incentive Awards." The 2021 PSUs and 2021 RSUs, together with the 2021 stock options represented in the "Option Awards" column, comprise 2021 LTI awards and were granted under the LTI plan. The following table presents the grant date fair value of the 2021 PSUs at the target and maximum levels of performance:

Name	2021 PSUs Target ($)	2021 PSUs Maximum ($)
Peter Zaffino	6,382,611	12,765,221
Mark D. Lyons	2,289,407	4,578,813
Lucy Fato	2,289,407	4,578,813
Kevin T. Hogan	2,220,034	4,440,068
David McElroy	2,428,152	4,856,305
Former Executive Officer		
Douglas A. Dachille	2,948,448	5,896,897

Pursuant to the agreement entered into with Mr. Duperreault in connection with his transition from Chief Executive Officer to Executive Chair, Mr. Duperreault did not receive any PSUs as part of his 2021 LTI award, which was granted 50% in the form of RSUs and 50% in the form of stock options. See "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—2021 Long-Term Incentive Awards" for further information.

Calculation. The amounts reported in the "Stock Awards" and "Option Awards" columns represent the grant date fair value of awards granted in the year, determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amount shown for the awards granted by AIG in 2021 was calculated using the assumptions described in Note 19 to the Consolidated Financial Statements included in AIG's Annual Report on Form 10-K for the year ended December 31, 2021.

Clawback. All awards represented in the "Stock Awards" and "Option Awards" columns are subject to clawback under the AIG Clawback Policy.

(3) *2021 Non-Equity Incentive Plan Compensation*. The amounts in this column represent the awards earned under the STI plan for 2021 performance as determined by the CMRC in the first quarter of 2022. 100 percent of the award was vested and paid in February 2022. See "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—2021 Short-Term Incentive Awards" for further information.

Clawback. All awards represented in the "Non-Equity Incentive Plan Compensation" column are subject to clawback under the AIG Clawback Policy.

(4) The amounts in this column represent the total change of the actuarial present value of the accumulated benefit, including any payments made during the year, under AIG's defined benefit (pension) plans, including the Qualified Retirement Plan and the Non-Qualified Retirement Plan, as applicable. These plans are described in "—Post-Employment Compensation—Pension Benefits." Messrs. Duperreault and Dachille received payments from the Qualified Retirement Plan totaling $85,102 and $18,514, respectively, during 2021.

(5) (a) *Perquisites.* This column includes the incremental costs of perquisites and benefits. The following table details the incremental cost to AIG of perquisites received by each named executive in 2021.

Perquisites

Name	Personal Use of Company Pool Cars ($)[i]	Personal Use of Aircraft ($)[ii]	Flexible Perquisite Allowance ($)[iii]	Other ($)[iv]	Total ($)
Peter Zaffino	5,654	50,550	35,000	50,000	141,204
Mark D. Lyons	—	—	35,000	—	35,000
Lucy Fato	4,716	—	35,000	—	39,716
Kevin T. Hogan	6,378	—	35,000	17,437	58,815
David McElroy	1,344	—	35,000	—	36,344
Former Executive Officers					
Brian Duperreault	308	195,000	35,000	—	230,308
Douglas A. Dachille	4,324	—	35,000	—	39,324

(i) Amounts in this column include the incremental costs of driver overtime compensation, fuel and maintenance attributable to personal use of company pool cars.

(ii) The CMRC approved an allowance for Messrs. Zaffino and Duperreault's personal use of corporate aircraft of up to $195,000 each per calendar year (calculated based on the aggregate incremental cost to AIG). Amounts in this column include personal use by Messrs. Zaffino and Duperreault and their spouses of AIG-owned corporate aircraft and corporate aircraft owned by a third-party vendor, calculated based on the aggregate incremental cost of the travel to AIG. For use of AIG-owned corporate aircraft, aggregate incremental cost is calculated based on the direct operating cost of the aircraft, including fuel, additives and lubricants, maintenance, airport fees and assessments, crew expenses and in-flight supplies and catering, as applicable. If an aircraft traveled empty before picking up or after dropping off Messrs. Zaffino or Duperreault or their spouses in connection with personal travel, the cost associated with this "deadhead" segment would be included in the incremental cost attributable to overall travel. For use of corporate aircraft owned by a third-party vendor, aggregate incremental cost is calculated based on the cost-per-flight-hour charged by the vendor as well as costs of fuel, taxes, crew expenses and airport fees and assessments, as applicable.

(iii) Amounts in this column reflect payment of the annual cash perquisite allowance of $35,000, which the CMRC approved when it eliminated perquisites such as financial and estate planning.

(iv) Amounts in this column reflect payment for legal services in connection with Mr. Zaffino's promotion to Chief Executive Officer and the cost of tax preparation services related to a prior international assignment for Mr. Hogan.

(b) *Other Benefits.* This column also includes life insurance premiums paid for the benefit of the named executives. All named executives are covered under the AIG Basic Group Life Insurance Plan. For group life insurance, the 2021 company-paid costs were $273 for each of the named executives other than Mr. Dachille, whose company-paid costs were $147.

This column also includes matching contributions and non-elective company contributions made by AIG under its 401(k) plan in the amount of $26,100 for each of the named executives in 2021.

For Mr. Dachille, this column includes $7,015,000 related to payments that he received following his separation on June 30, 2021 pursuant to the ESP and $127,405 related to accrued and unused paid time-off paid upon his separation. See "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—Indirect Elements of Compensation—Termination Practices and Policies—Arrangements for Named Executive Who Retired from AIG." It also includes the reimbursement of FICA taxes owed on Mr. Dachille's personal use of company pool car expenses.

AIG maintains a policy of directors' and officers' liability insurance for the directors and officers of AIG and its subsidiaries. The premium for this policy for the policy year ended September 22, 2021 was approximately $20.5 million and for the policy year ending September 22, 2022 is approximately $21.5 million.

(6) Represents the payment of the second installment of Mr. Zaffino's one-time, sign-on cash award paid in February 2019 in connection with his joining AIG in 2017. Payment of the award was made pursuant to Mr. Zaffino's offer letter dated July 3, 2017.

(7) Represents the first installment of Mr. McElroy's April 2020 leadership continuity award, which vested in May 2021. The second installment is scheduled to vest in May 2022.

2021 Grants of Plan-Based Awards

The following table details all equity and non-equity plan-based awards granted to each of the named executives in 2021.

2021 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (Performance Share Units)[2] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards (# of AIG Shares or Units)[3]	All Other Option Awards (# of Securities Underlying Options)[4]	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Equity Awards ($)[5]
Peter Zaffino											
2021 STI	02/10/21	0	4,000,000	8,000,000	—	—	—	—	—	—	—
2021 PSUs	03/11/21	—	—	—	61,183	122,366	244,732	—	—	—	6,382,611
2021 RSUs	02/22/21	—	—	—	—	—	—	67,967	—	—	2,997,345
2021 Options	02/22/21	—	—	—	—	—	—	—	245,726	44.10	2,874,994
Mark D. Lyons											
2021 STI	02/22/21	0	1,900,000	3,800,000	—	—	—	—	—	—	—
2021 PSUs	03/11/21	—	—	—	21,946	43,892	87,784	—	—	—	2,289,407
2021 RSUs	02/22/21	—	—	—	—	—	—	24,380	—	—	1,075,158
2021 Options	02/22/21	—	—	—	—	—	—	—	88,141	44.10	1,031,250
Lucy Fato											
2021 STI	02/22/21	0	1,900,000	3,800,000	—	—	—	—	—	—	—
2021 PSUs	03/11/21	—	—	—	21,946	43,892	87,784	—	—	—	2,289,407
2021 RSUs	02/22/21	—	—	—	—	—	—	24,380	—	—	1,075,158
2021 Options	02/22/21	—	—	—	—	—	—	—	88,141	44.10	1,031,250
Kevin T. Hogan											
2021 STI	02/22/21	0	2,250,000	4,500,000	—	—	—	—	—	—	—
2021 PSUs	03/11/21	—	—	—	21,281	42,562	85,124	—	—	—	2,220,034
2021 RSUs	02/22/21	—	—	—	—	—	—	23,640	—	—	1,042,524
2021 Options	02/22/21	—	—	—	—	—	—	—	85,470	44.10	999,999
David McElroy											
2021 STI	02/22/21	0	2,500,000	5,000,000	—	—	—	—	—	—	—
2021 PSUs	03/11/21	—	—	—	23,276	46,552	93,104	—	—	—	2,428,152
2021 RSUs	02/22/21	—	—	—	—	—	—	25,857	—	—	1,140,294
2021 Options	02/22/21	—	—	—	—	—	—	—	93,482	44.10	1,093,739
Former Executive Officers											
Brian Duperreault											
2021 STI	02/10/21	0	1,375,000	2,750,000	—	—	—	—	—	—	—
2021 RSUs	02/22/21	—	—	—	—	—	—	130,023	—	—	5,734,014
2021 Options	02/22/21	—	—	—	—	—	—	—	470,085	44.10	5,499,995
Douglas A. Dachille											
2021 STI	02/22/21	0	2,500,000	5,000,000	—	—	—	—	—	—	—
2021 PSUs	03/11/21	—	—	—	28,264	56,527	113,054	—	—	—	2,948,448
2021 RSUs	02/22/21	—	—	—	—	—	—	31,397	—	—	1,384,608
2021 Options[6]	05/26/21	—	—	—	—	—	—	—	113,514	44.10	1,628,926

(1) Amounts shown reflect the range of possible cash payouts under the STI plan for 2021 performance. Actual amounts earned, as determined by the CMRC (and, in the case of the award granted to Mr. Zaffino, as approved by the Board) in the first quarter of 2022, are reflected in the 2021 Summary Compensation Table under Non-Equity Incentive Plan Compensation. For more information on the 2021 STI awards, including the applicable performance metrics, please see "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—2021 Short-Term Incentive Awards."

(2) Amounts shown reflect the potential range of 2021 PSUs that were granted and may be earned under the LTI plan. Actual amounts earned are based on achieving pre-established goals across three financial objectives over the 2021-2023 performance period. Results will be certified by the CMRC in the first quarter of 2024. For more information on the 2021 PSUs, including the applicable performance metrics, please see "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—2021 Long-Term Incentive Awards." Holders of 2021 PSUs are also entitled to dividend equivalent rights beginning with the first dividend record date following the 2021 PSU grant date, which are subject to the same vesting and performance conditions as the related 2021 PSUs and are paid in cash if and when such related earned shares of AIG common stock are delivered.

(3) Amounts shown reflect the grant of 2021 RSUs made under the LTI plan. For more information on these awards, please see "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—2021 Long-Term Incentive Awards". Holders of 2021 RSUs are also entitled to dividend equivalent rights in the form of cash beginning with the first dividend record date following the applicable grant date, which cash amount is subject to the same vesting conditions as the related RSUs and is paid if and when such related shares are delivered.

(4) Amounts shown reflect the grant of 2021 stock options made under the LTI plan. For more information on these awards, please see "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—2021 Long-Term Incentive Awards." Stock options granted in 2021 have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant.

(5) Amounts shown represent the original grant date fair value of the awards determined in accordance with FASB ASC Topic 718 using the assumptions presented in Note 19 to the Consolidated Financial Statements in AIG's 2021 Annual Report on Form 10-K, except with respect to Mr. Dachille as described in footnote 6 below.

(6) Under the LTI plan, in the event of an involuntary termination without Cause, outstanding options immediately vest and remain exercisable until the earlier of three years from the date of termination and the original expiration date. On May 26, 2021, under the Release Agreement Mr. Dachille entered into with AIG in connection with his termination, the CMRC approved an extension to the exercise period of his outstanding options from three years to the remaining original contractual term of the option. See "Compensation Discussion and Analysis—2021 Compensation Decisions and Outcomes—Indirect Elements of Compensation—Termination Practices and Policies—Arrangements for Named Executive Who Retired from AIG." This decision met the definition of a modification under Topic 718 resulting in a new grant date fair value, with an incremental fair value increase of $300,812 from the original grant date fair value determined on February 22, 2021.

Holdings of and Vesting of Previously Awarded Equity

Outstanding Equity Awards at December 31, 2021

Equity-based awards held at the end of 2021 by each named executive were issued under the incentive plans and arrangements described below. Shares of AIG common stock deliverable under AIG's performance-based and time-vested equity and option awards will be delivered under the 2013 Plan except as otherwise described below.

The following table sets forth outstanding equity-based awards held by each named executive as of December 31, 2021.

| | | Option Awards[1] | | | | | Stock Awards | | | |
| | | | | | | | Unvested (Not Subject to Performance Conditions) | | Equity Incentive Plan Awards (Unearned and Unvested) | |
Name	Year Granted	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards (Number of Securities Underlying Unexercised and Unearned Options)	Exercise Price ($)	Expiration Date	Award Type[2]	Number	Market Value ($)[3]	Number	Market Value ($)[3]
Peter Zaffino	2021	—	245,726	—	44.10	2/22/2031	2021 RSUs	67,967	3,864,603	—	—
	2020	—	251,461	—	32.43	3/11/2030	2021 PSUs	—	—	61,183	3,478,865
	2019	—	257,985	—	44.28	3/18/2029	2020 separate RSUs	256,209	14,568,043	—	—
	2018	133,256	—	—	55.94	3/13/2028	2020 RSUs	60,164	3,420,925	—	—
	2017	333,000	—	667,000	64.53	7/24/2024	2020 PSUs	—	—	72,501	4,122,406
							2019 RSUs	52,340	2,976,052	—	—
							2019 PSUs	49,673	2,824,406	—	—
							Total	486,353	27,654,029	133,684	7,601,271
Mark D. Lyons	2021	—	88,141	—	44.10	2/22/2031	2021 RSUs	24,380	1,386,246	—	—
	2020	—	96,491	—	32.43	3/11/2030	2021 PSUs	—	—	21,946	1,247,849
	2019	—	113,636	—	44.28	3/18/2029	2020 separate RSUs	76,862	4,370,373	—	—
	2018	8,213	—	—	37.68	12/12/2028	2020 RSUs	23,086	1,312,669	—	—
	2018	156,250	—	143,278	55.55	6/18/2025	2020 PSUs	—	—	27,820	1,581,845
							2019 RSUs	23,054	1,310,850	—	—
							2019 PSUs	25,984	1,477,450	—	—
							Total	173,366	9,857,588	49,766	2,829,694
Lucy Fato	2021	—	88,141	—	44.10	2/22/2031	2021 RSUs	24,380	1,386,246	—	—
	2020	—	25,510	—	28.16	9/10/2030	2021 PSUs	—	—	21,946	1,247,849
	2020	—	95,029	—	32.43	3/11/2030	2020 separate RSUs	17,559	998,404	—	—
	2019	—	119,778	—	44.28	3/18/2029	2020 RSUs	28,882	1,642,230	—	—
	2018	65,321	—	—	55.94	3/13/2028	2020 PSUs	—	—	33,543	1,907,254
							2019 RSUs	24,301	1,381,754	—	—
							2019 PSUs	20,186	1,147,775	—	—
							Total	115,308	6,556,409	55,489	3,155,103
Kevin T. Hogan	2021	—	85,470	—	44.10	2/22/2031	2021 RSUs	23,640	1,344,170	—	—
	2020	—	116,959	—	32.43	3/11/2030	2021 PSUs	—	—	21,281	1,210,037
	2019	—	122,850	—	44.28	3/18/2029	2020 RSUs	27,983	1,591,113	—	—
	2018	125,418	—	—	55.94	3/13/2028	2020 PSUs	—	—	33,721	1,917,376
							2019 RSUs	24,924	1,417,178	—	—
							2019 PSUs	23,172	1,317,559	—	—
							Total	99,719	5,670,020	55,002	3,127,413
David McElroy	2021	—	93,482	—	44.10	2/22/2031	2021 RSUs	25,857	1,470,229	—	—
	2020	—	35,356	—	30.71	8/13/2030	2021 PSUs	—	—	23,276	1,323,473
	2020	—	70,175	—	32.43	3/11/2030	2020 RSUs	79,260	4,506,723	—	—
	2019	—	12,500	—	53.32	6/24/2029	2020 PSUs	—	—	4,671	265,593
	2019	—	53,746	—	44.28	3/18/2029	2019 RSUs	45,762	2,602,027	—	—
	2018	31,362	—	—	37.68	12/12/2028	2019 PSUs	6,517	370,556	—	—
							Total	157,396	8,949,535	27,947	1,589,066

		Option Awards[1]					Stock Awards				
				Equity Incentive Plan Awards (Number of Securities Underlying Unexercised and Unearned Options)				Unvested (Not Subject to Performance Conditions)		Equity Incentive Plan Awards (Unearned and Unvested)	
Name	Year Granted	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)		Exercise Price ($)	Expiration Date	Award Type[2]	Number	Market Value ($)[3]	Number	Market Value ($)[3]
Former Executive Officers											
Brian Duperreault	2021	—	470,085	—	44.10	2/22/2031	2021 RSUs	130,023	7,393,107	—	—
	2020	—	377,192	—	32.43	3/11/2030	2020 RSUs	90,245	5,131,330	—	—
	2019	—	343,980	—	44.28	3/18/2029	2020 PSUs	—	—	108,751	6,183,581
	2018	351,170	—	—	55.94	3/14/2028	2019 RSUs	69,787	3,968,088	—	—
	2017	500,000	—	1,000,000	61.82	5/15/2024	2019 PSUs	76,127	4,328,581	—	—
							Total	366,182	20,821,106	108,751	6,183,581
Douglas A. Dachille[4]	2021	113,514	—	—	44.10	2/22/2031	2021 PSUs	—	—	28,263	1,607,034
	2020	124,269	—	—	32.43	3/11/2030	2020 PSUs	—	—	35,829	2,037,236
	2019	141,277	—	—	44.28	3/18/2029	Total	—	—	64,092	3,644,270
	2018	133,256	—	—	55.94	3/13/2028					

(1) *Stock Options.* Stock options granted in 2021, 2020 and 2019 have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant. All of the stock options granted in 2021 and 2020 will vest in full in January 2024 and January 2023, respectively, and have a ten-year term from the date of grant. All of the stock options granted in 2019 fully vested in January 2022 and have a ten-year term from the date of grant.

Stock options granted in 2018 have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant (except Mr. Duperreault's options have the same exercise price as those granted to other named executives in March 2018 but were granted one day later after ratification by the Board). All of the stock options granted in 2018 (except for Mr. Lyons' sign-on award stock options as described below) fully vested in January 2021 and have a ten-year term from the date of grant.

Each of Messrs. Duperreault, Lyons and Zaffino received a one-time award of stock options upon joining AIG. Each of these options has a seven-year term and has an exercise price equal to the closing sale price of AIG common stock on the NYSE on the date of grant. For Mr. Duperreault, his sign-on stock options to purchase 1,500,000 shares of AIG common stock have a grant date of May 15, 2017 and vest as follows:

- Stock options for 500,000 shares of AIG common stock vested in equal, annual installments on each of the first three anniversaries of the grant date;
- Stock options for 300,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $70.99, but in no event will these stock options vest faster than in equal, annual installments on each of the first three anniversaries of the grant date;
- Stock options for 300,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $80.99; and
- Stock options for 400,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $90.99.

For Mr. Lyons, his sign-on stock options to purchase 299,528 shares of AIG common stock have a grant date of June 18, 2018 and vest as follows:

- Stock options for 156,250 shares of AIG common stock vested in equal, annual installments on each of the first three anniversaries of the grant date;
- Stock options for 47,594 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $65.55, but in no event will these stock options vest faster than in annual installments on each of the first three anniversaries of the grant date;
- Stock options for 46,904 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $75.55; and
- Stock options for 48,780 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $85.55.

For Mr. Zaffino, his sign-on stock options to purchase 1,000,000 shares of AIG common stock have a grant date of July 24, 2017 and vest as follows:

- Stock options for 333,000 shares of AIG common stock vested in equal, annual installments on each of the first three anniversaries of the grant date;
- Stock options for 200,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $74.53, but in no event will these stock options vest faster than in equal, annual installments on each of the first three anniversaries of the grant date;
- Stock options for 200,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $84.53; and
- Stock options for 267,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $94.53.

The sign-on stock options were granted under the 2013 Plan, except 500,000 stock options granted to Mr. Duperreault, which were granted as an "employment inducement award" under NYSE Listing Rule 303A.08, as approved by the Board, and are otherwise governed by the 2013 Plan. The 500,000 stock options granted outside of the 2013 Plan consist of 100,000 stock options that vest if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $80.99, and 400,000 stock options that vest if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $90.99, each as described above.

(2) *Performance Share Units*.

PSUs accrue dividend equivalent rights as further described below. Such rights are only payable if and to the extent that the related PSUs are earned and vested.

2021 PSUs accrue dividend equivalent rights beginning with the first dividend record date following the 2021 PSU grant date, which are subject to the same vesting and performance conditions as the related 2021 PSUs and are paid in cash if and when such related earned shares of AIG common stock (if any) are delivered. No dividend equivalent rights are included in the 2021 PSU amounts shown above.

Beginning with the first dividend record date following the PSU grant date through the dividend paid on AIG common stock during the second quarter of 2021, the 2019 and 2020 PSUs accrued dividend equivalent rights in the form of additional PSUs. Such additional PSUs, which are subject to the same vesting and performance conditions as the related PSUs, will be settled in the form of cash if and when such related earned shares of AIG common stock (if any) are delivered. The 2019 PSU amounts earned as shown above do not include the additional PSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights, as such additional PSUs settled in cash during the first quarter of 2022. The 2020 PSU amounts do include the additional PSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights assuming a threshold payout; however, any such earned additional PSUs will be settled in cash if and when the 2020 PSUs are vested and become earned during the first quarter of 2023.

Beginning with the dividend paid on AIG common stock during the third quarter of 2021, the 2019 and 2020 PSUs accrue dividend equivalent rights, which are subject to the same vesting and performance conditions as the related PSUs and are paid in cash if and when such related earned shares of AIG common stock (if any) are delivered. The 2019 and 2020 PSU amounts shown above do not include any dividend equivalent rights accrued since the start of the third quarter of 2021.

All 2021 and 2020 PSUs are shown at threshold payout. Whether the 2021 or 2020 PSUs (and related dividend equivalent rights) will be earned at the level shown or a different level, or at all, depends on AIG performance against metrics over a three-year performance period. Once earned, the 2021 and 2020 PSUs (and related dividend equivalent rights) will vest on January 1, 2024 and January 1, 2023, respectively. The earned 2019 PSUs vested on January 1, 2022. Actual amounts earned for the 2019 PSUs were determined by the CMRC in the first quarter of 2022, and 2019 PSUs are shown at actual payout, net of tax withholding.

Restricted Stock Units.

RSUs accrue dividend equivalent rights, as further described below. Such rights are only payable if and to the extent that the related RSUs vest.

All 2021 and 2020 RSUs (and related dividend equivalent rights) granted to our named executives will vest in full on January 1, 2024 and January 1, 2023, respectively, and the 2019 RSUs (and related dividend equivalent rights) granted to our named executives vested in full on January 1, 2022.

The 2021 RSUs accrue dividend rights beginning with the first dividend record date following the 2021 RSU grant date, which are subject to the same vesting and performance conditions as the related 2021 RSUs and are paid in cash if and when such related shares of AIG common stock (if any) are delivered. No dividend equivalent rights are included in the 2021 RSU amounts shown above.

Beginning with the first dividend record date following the RSU grant date through the dividend paid on AIG common stock during the second quarter of 2021, the 2019 and 2020 RSUs accrued dividend equivalent rights in the form of additional RSUs, which are subject to the same vesting conditions as the related RSUs and are settled in the form of shares of AIG common stock when such related shares of AIG common stock (if any) are delivered. The RSU amounts shown above include such additional RSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights.

Beginning with the dividend paid on AIG common stock during the third quarter of 2021, the 2019 and 2020 RSUs accrue dividend rights, which are subject to the same vesting and performance conditions as the related 2019 and 2020 RSUs and are paid in cash if and when such related shares of AIG common stock (if any) are delivered. The 2019 and 2020 RSU amounts shown above do not include any dividend equivalent rights accrued since the start of the third quarter of 2021.

The 2020 separate RSUs reflect one-time grants made in 2020 to certain of our named executives. The 2020 separate RSUs (and related dividend equivalent rights) granted to Mr. Lyons will vest on December 8, 2023. The 2020 separate RSUs (and related dividend equivalent rights) granted to Mr. Zaffino will vest in equal one-third installments on each of December 8, 2023; December 8, 2024; and December 8, 2025. Fifty percent of the 2020 separate RSUs (and related dividend equivalent rights) granted to Ms. Fato vested on September 10, 2021 and the remaining fifty percent will vest on September 10, 2022.

(3) Based on the closing sale price of AIG common stock on the NYSE on December 31, 2021 of $56.86 per share.

(4) Mr. Dachille retired from AIG on June 30, 2021 and was entitled to termination without cause benefits under the ESP. Consequently, upon his retirement, his then-outstanding LTI awards fully vested and will be delivered on the normal settlement schedule. Amounts earned on his 2020 and 2021 PSUs will be determined based on the whole performance period and are shown above at threshold payout. Actual amounts earned for the 2019 PSUs were determined by the CMRC in the first quarter of 2022.   Mr. Dachille's earned 2019 PSUs and his vested 2019, 2020 and 2021 RSUs are reflected in the 2021 Vesting of Stock-Based Awards table below. Pursuant to Mr. Dachille's Release Agreement, the CMRC approved an extension of the exercise period for Mr. Dachille's outstanding options from three years to the remaining original contractual term.

Vesting of Stock-Based Awards During 2021

The following table sets forth the amounts realized in accordance with SEC rules by each named executive as a result of the vesting of stock-based awards in 2021. There were no options exercised in 2021 by any of the named executives.

2021 Vesting of Stock-Based Awards

	Stock-Based Awards Vested in 2021[1]	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Peter Zaffino	82,344	3,057,433
Mark D. Lyons	4,816	178,818
Lucy Fato	57,926	2,454,773
Kevin T. Hogan	77,502	2,877,649
David McElroy	25,116	932,557
Former Executive Officers		
Brian Duperreault	217,008	8,057,507
Douglas A. Dachille	222,612	9,734,190

(1) Represents the 2018 RSUs and 2018 PSUs (and related dividend equivalent rights) that vested in January 2021 (based on the value of the underlying shares of AIG common stock on the vesting date). For Ms. Fato only, also includes the first tranche of the 2020 separate RSUs (and related dividend equivalent rights) that vested in September 2021 (each based on the value of the underlying shares of AIG common stock on the vesting date). For Mr. McElroy only, also includes the 2018 Sign-on RSUs (and related dividend equivalent rights) that vested in January 2021 (each based on the value of the underlying shares of AIG common stock on the vesting date). For Mr. Dachille only, also includes (i) the 2019, 2020 and 2021 RSUs (and related dividend equivalent rights); and (ii) the earned 2019 PSUs (as determined by the CMRC in the first quarter of 2022), all of which vested immediately upon his retirement from AIG on June 30, 2021 (each based on the value of the underlying shares of AIG common stock on the vesting date).

Post-Employment Compensation

Pension Benefits

AIG does not have any active defined benefit (pension) plans. Effective January 1, 2016, benefit accruals under AIG's Qualified Retirement Plan and Non-Qualified Retirement Plan (the Plans) were frozen. At that time, the Plans were closed to new participants and existing participants ceased to accrue additional benefits after December 31, 2015. However, as described below, interest credits continue to accrue on existing cash balance accounts, and participants continue to earn service credits for purposes of vesting and early retirement eligibility subsidies.

Before the Plans were frozen, the benefit formula under the Plans was converted from a final average pay formula to a cash balance formula, effective April 1, 2012. The cash balance formula was comprised of pay credits, which were calculated based on six percent of a Plan participant's annual pensionable compensation, and annual interest credits. Pensionable compensation under the cash balance formula included base salary, commissions, overtime and annual STI awards, with the Qualified Retirement Plan subject to IRS compensation limits and the Non-Qualified Retirement Plan subject to an annual compensation limit of $1,050,000 in 2015. The Non-Qualified Retirement Plan provides a benefit equal to the portion of the benefit that is not permitted to be paid from the Qualified Retirement Plan due to IRS limits. Pay credits ceased under the Plans on December 31, 2015, but annual interest credits continue (1.57 percent in 2021, based upon the 30-year Treasury rate). This rate is adjusted annually on January 1.

Mr. Duperreault will receive his Non-Qualified Retirement Plan benefit under the final average pay formula for service accrued during his prior period of employment ending in 1994. Mr. Dachille received his Qualified Retirement Plan benefit as a lump sum payment in the amount of $18,514 on November 1, 2021. Mr. Dachille also received his Non-Qualified Retirement Plan benefit as a lump sum payment in the amount of $2,758 after the required six-month delay period under Section 409A of the Code. The Plans' final average pay formula ranges from 0.925 percent to 1.425 percent times average final salary for each year of credited service accrued since April 1, 1985 up to 44 years through December 31, 2015 and 1.25 percent to 1.75 percent times average final pay for each year of credited service accrued prior to April 1, 1985 up to 40 years. For participants who retire after the normal retirement age of 65, the retirement benefit is actuarially increased to reflect the later benefit commencement date. In the case of the Qualified Retirement Plan, participants vest after three years of service and, in the case of the Non-Qualified Retirement Plan, participants vest once they attain either (1) age 60 with five or more years of service, or (2) age 55 with ten or more years of service.

Early Retirement Benefits

Each of the Plans provides for reduced early retirement benefits. These benefits are available to all vested participants in the Qualified Retirement Plan. The Non-Qualified Retirement Plan provides reduced early retirement benefits to participants who have reached age 55 with ten or more years of service or to participants who have reached age 60 with five or more years of service. The early retirement reduction factors in the Non-Qualified Retirement Plan are based upon age as of the retirement date and years of credited service. In the case of early retirement, participants in the Plans under the final average pay formula will receive the plan formula benefit projected to normal retirement at age 65 (using average final salary as of the date of early retirement), but prorated based on years of actual service, then reduced by three, four or five percent (depending on age and years of credited service at retirement) for each year that retirement precedes age 65. Participants in the Plans will continue to receive service credit on and after the freeze date in determining age and length of service for early retirement subsidies and vesting purposes. Participants in the Qualified Retirement Plan with at least three years of service with AIG have a vested reduced retirement benefit pursuant to which, in the case of termination of employment prior to reaching age 65, such participants may elect to receive a reduced early retirement benefit commencing at any date between their date of termination and age 65.

Death and Disability Benefits

Each of the Plans also provides for death and disability benefits. The death benefit payable to a participant's designated beneficiary under the Plans will generally equal the participant's lump sum benefit or cash balance account. Under the Plans, participants who become disabled and receive payments under AIG's long-term disability plan on and after the freeze date continue to receive service credit in determining age and length of service for early retirement subsidies and vesting purposes for a maximum of three additional years, and participants whose benefit is determined under the cash balance formula continue to receive interest credits to their cash balance account up to the date they commence their benefit.

2021 Pension Benefits

The following table details the accumulated benefits under the pension plans in which each named executive participates. In accordance with SEC rules, these accumulated benefits are presented as if they were payable upon the named executive's normal retirement at age 65 or current age if older.

Mr. Duperreault was vested in his Qualified Retirement Plan benefit when he terminated his prior period of employment in 1994 and he elected to commence his benefit under such Plan in September 2017. In addition, as of year-end 2021, Mr. Duperreault was eligible for normal retirement benefits and Mr. Hogan was eligible for early retirement benefits under the Plans. Mr. Dachille was vested in his Qualified Retirement Plan and Non-Qualified Retirement Plan benefits upon his separation from AIG on June 30, 2021.

2021 Pension Benefits

Name	Plan Name	Years of Credited Service[1]	Present Value of Accumulated Benefit ($)[2]	Payments During 2021 ($)
Peter Zaffino	Qualified Retirement Plan	—	—	—
	Non-Qualified Retirement Plan	—	—	—
	Total		—	—
Mark D. Lyons	Qualified Retirement Plan	—	—	—
	Non-Qualified Retirement Plan	—	—	—
	Total		—	—
Lucy Fato	Qualified Retirement Plan	—	—	—
	Non-Qualified Retirement Plan	—	—	—
	Total		—	—
Kevin T. Hogan	Qualified Retirement Plan	25.917	918,456	—
	Non-Qualified Retirement Plan	25.917	1,116,681	—
	Total		2,035,137	—
David McElroy	Qualified Retirement Plan	—	—	—
	Non-Qualified Retirement Plan	—	—	—
	Total		—	—

Name	Plan Name	Years of Credited Service[1]	Present Value of Accumulated Benefit ($)[2]	Payments During 2021 ($)
Former Executive Officers				
Brian Duperreault	Qualified Retirement Plan	18.750	1,124,500	85,102
	Non-Qualified Retirement Plan	18.750	260,818	—
	Total		1,385,318	85,102
Douglas A. Dachille	Qualified Retirement Plan	0.333	—	18,514
	Non-Qualified Retirement Plan	0.333	2,758	—
	Total		2,758	18,514

(1) The named executives had the following years of service with AIG as of December 31, 2021: Mr. Zaffino—4.500; Mr. Lyons—6.500; Ms. Fato—4.2500; Mr. Hogan—32.500; Mr. McElroy—3.250; Mr. Duperreault—26.083; and Mr. Dachille—5.833.

Mr. Zaffino. Mr. Zaffino has 4.5 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because he joined AIG after the Plans were frozen on January 1, 2016 and therefore is not a participant in either Plan.

Mr. Lyons. Mr. Lyons has 6.5 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because Mr. Lyons' actual years of service reflect his prior period of employment from February 1983 to December 1985, as well as his service after he rejoined AIG in June 2018. During his prior period of employment, he received a $745 lump sum cash-out from a prior contributory qualified pension plan and accrued a small benefit under the Qualified Retirement Plan with respect to his service from April 1985 through December 1985. When Mr. Lyons terminated employment in December 1985, he did not meet the vesting requirements under the Qualified Retirement Plan and did not participate in the Non-Qualified Retirement Plan because it did not exist at that time. Mr. Lyons was not eligible to participate in the Qualified Retirement Plan or the Non-Qualified Retirement Plan when he rejoined AIG in June 2018 because both Plans were frozen.

Ms. Fato. Ms. Fato has 4.25 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because she joined AIG after the Plans were frozen on January 1, 2016 and therefore is not a participant in either Plan.

Mr. Hogan. Mr. Hogan has 6.583 fewer years of credited service than actual service under the Plans because, at the time he was hired, employees were required to wait one year after commencing employment with AIG before becoming participants in these Plans and received credit for service retroactive to six months of employment. Mr. Hogan was employed by AIG from September 1984 to November 2008 and accrued pension benefits under the Plans during this employment. Mr. Hogan did not receive a distribution from the Plans at the time of his initial resignation. Upon his rehire in October 2013, benefit accruals commenced immediately under the Plans calculated under the cash balance formula, and prior service, pursuant to the terms of the Plans, was recognized for vesting and eligibility purposes. Mr. Hogan's credited service under the Non-Qualified Retirement Plan is equal to his credited service under the Qualified Retirement Plan because he was not an employee during the time period in which the freeze on service accrual in the Non-Qualified Retirement Plan was applicable. The Plans were frozen effective January 1, 2016 and credited service accruals ceased under these Plans as of December 31, 2015.

Mr. McElroy. Mr. McElroy has 3.25 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because he joined AIG after the Plans were frozen on January 1, 2016 and therefore is not a participant in either Plan.

Mr. Duperreault. Mr. Duperreault has 7.333 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because, at the time he was originally hired, the Qualified Retirement Plan was contributory and employees received credited service when they began to contribute to the Qualified Retirement Plan. Mr. Duperreault was employed by AIG starting on May 1, 1973 but did not begin to contribute to the Qualified Retirement Plan until January 1, 1976. He accrued pension benefits under the Qualified Retirement Plan and the Non-Qualified Retirement Plan during his employment until his resignation from AIG in September 1994. Mr. Duperreault did not receive a distribution from the Qualified Retirement Plan or the Non-Qualified Retirement Plan at the time of his resignation in September 1994. Mr. Duperreault was vested in his Qualified Retirement Plan benefit at the time of his resignation in September 1994 and elected to commence this benefit in September 2017. He has not received a distribution from the Non-Qualified Retirement Plan. Pursuant to the terms of these Plans, prior service is recognized for vesting and eligibility to participate. Therefore, upon rejoining AIG in May 2017, his prior service was recognized for vesting purposes under the Qualified and Non-Qualified Retirement Plans. Mr. Duperreault's credited service under the Non-Qualified Retirement Plan is equal to his credited service under the Qualified Retirement Plan because he was not an employee during the time period in which the freeze on service accrual in the Non-Qualified Retirement Plan was applicable. Benefit accruals did not commence for Mr. Duperreault when he rejoined AIG as the Plans were frozen effective January 1, 2016.

Mr. Dachille. Mr. Dachille has 5.500 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because the Plans were frozen effective January 1, 2016 and credited service accruals ceased under these Plans as of December 31, 2015. Mr. Dachille became a participant in the Qualified Retirement Plan and the Non-Qualified Retirement Plan in September 2015 upon joining AIG. He participated in the Qualified Retirement and Non-Qualified Retirement Plans under the cash balance formula. AIG recognized prior service by Mr. Dachille to First Principles for purposes of determining vesting and eligibility pursuant to the terms of AIG's acquisition of First Principles. Mr. Dachille was vested in his Qualified Retirement Plan and Non-Qualified Retirement Plan benefits upon his separation from AIG on June 30, 2021 and has received payment under the Plans as reflected above.

(2) The actuarial present values of the accumulated benefits are based on service and earnings as of December 31, 2021 (the pension plan measurement date for purposes of AIG's financial statement reporting). The actuarial present values of the accumulated benefits under the Plans are calculated based on payment of a life annuity beginning at age 65, or current age if older, consistent with the assumptions described in Note 20 to the Consolidated Financial Statements included in AIG's 2021 Annual Report on Form 10-K. As described in that Note, the discount rate assumption is 2.75 percent for the Qualified Retirement Plan. The discount rate assumption is 2.66 percent for the Non-Qualified Retirement Plan. The mortality assumptions are based on the Pri-2012 annuitant white collar mortality table projected using the AIG improvement scale.

Nonqualified Deferred Compensation

None of the named executive officers participate in a nonqualified deferred compensation plan.

Potential Payments on Termination

During the first quarter of 2021, the CMRC approved the amendment and restatement of the ESP and the LTI plan to, among other things, effect certain changes to the severance opportunities and treatment of LTI awards in the event of a Change in Control (as defined below). The ESP and LTI plan amendments also added procedural protections whereby the plans may not be adversely amended or terminated without the participant's consent during the 24-month period following a Change in Control.

Executive Severance Plan

AIG maintains the ESP for AIG executives in grade level 27 or above, including the named executives. The terms of the ESP are consistent with our compensation design philosophy as described in "Compensation Discussion and Analysis."

Severance Benefits

The ESP provides for severance payments and benefits upon a termination by AIG without "Cause" or by a qualifying executive (including all of the named executives) for "Good Reason," including, for qualifying executives, after a "Change in Control." In the event of a qualifying termination, subject to the participant's execution of a release of claims and agreement to abide by certain restrictive covenants, a participant is generally eligible to receive:

- For qualifying terminations not in connection with a Change in Control, severance in an amount equal to the product of a multiplier of either 1 or 1.5 (depending on the executive's grade level) times the sum of base salary and the average amount of STI paid for the preceding three completed calendar years. For qualifying terminations within two years following a Change in Control, enhanced severance in an amount equal to the product of a multiplier of either 1.5 or 2 (depending on the executive's grade level) times the sum of base salary and the better of (a) the average amount of STI paid to the executive for the preceding three completed calendar years, or (b) the executive's target STI for the most recently completed calendar year preceding the termination year. Each of the named executives is eligible for the higher multipliers

- For terminations on and after April 1 (or January 1 in the case of a termination following a Change in Control) of the termination year, a pro-rata annual STI award for the year of termination based on the participant's target amount and actual company (and/or, if applicable, business unit or function) performance, paid at the same time as such STI awards are regularly paid to similarly situated active employees

If the qualifying termination occurs within twelve months after experiencing a reduction in base salary or annual STI target, the payments described above are calculated as if the qualifying termination occurred immediately prior to the reduction. Severance generally will be paid in a lump sum.

Participants are also entitled to continued health coverage under the Consolidated Omnibus Budget Reconciliation Act, a $40,000 payment that may be applied towards continued health coverage and life insurance and one year of additional age and service under the Non-Qualified Retirement Plan and the AIG medical plan solely for purposes of determining vesting and eligibility, not benefit accruals. The one year of additional age and service is also used for the purpose of determining eligibility to enroll in retiree medical coverage.

Restrictive Covenants

Pursuant to the release of claims that each participant must execute to receive benefits under the ESP, each participant is generally prohibited from:

- Engaging in, being employed by, rendering services to or acquiring financial interests in certain businesses that complete with AIG for a period of six months after termination

- Interfering with AIG's business relationships with customers, suppliers or consultants for a period of six months after termination

- Soliciting or hiring AIG employees for a period of one year after termination

- Disclosing AIG's confidential information at any time following termination

Definitions

Under the ESP:

- "Cause" generally means:
  — the participant's conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (1) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting or extortion, (2) on a felony charge or (3) on an equivalent charge to those in clauses (1) and (2) in jurisdictions which do not use those designations
  — the participant's engagement in any conduct which constitutes an employment disqualification under applicable law (including statutory disqualification as defined under the Exchange Act)

- — the participant's violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which AIG or any of its subsidiaries or affiliates is a member

- — the participant's material violation of AIG's codes of conduct or any other AIG policy as in effect from time to time

- ■ "Change in Control" generally means:

  - — individuals who, on the effective date of the ESP, constitute the Board of Directors of AIG (or subsequent directors whose election or nomination was approved by a vote of at least two-thirds of such directors, including by approval of the proxy statement in which such person is named as a nominee for director) cease for any reason to constitute at least a majority of the Board

  - — any person is or becomes a beneficial owner of 50 percent or more of AIG's voting securities (for this purpose, person is as defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act)

  - — consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving AIG that results in any person becoming the beneficial owner of 50 percent or more of the total voting power of the outstanding voting securities eligible to elect directors of the entity resulting from such transaction

  - — a sale of all or substantially all of AIG's assets

  - — AIG's shareholders approve a plan of complete liquidation or dissolution of AIG

  The separation of our Life and Retirement business from AIG will not constitute a Change in Control of AIG that would trigger any severance benefits for qualifying executives under the ESP.

- ■ "Good Reason" generally means a reduction of more than 20 percent in the participant's annual target direct compensation. In the event of a Change in Control, the definition of Good Reason shall also mean (1) a greater than 20% decrease in total direct compensation, (2) a material diminution in the authority, duties or responsibilities, (3) a relocation of greater than 50 miles or (4) a change in reporting for Executive Vice Presidents and above.

  Executives will not have Good Reason to terminate employment as a result of the separation of our Life and Retirement business from AIG.

Treatment of LTI Awards

The LTI plan provides for accelerated vesting of outstanding PSUs, RSUs and 2019, 2020 and 2021 stock options, as applicable, in certain termination scenarios.

In the case of a participant's involuntary termination without Cause (with or without a Change in Control (defined in the same manner as in the ESP, as set forth above)), voluntary termination with Good Reason (following a Change in Control only), retirement or disability, the participant's outstanding LTI awards will vest. Earned PSUs will be determined based on actual performance for the whole performance period. 2019, 2020 and 2021 stock options will remain exercisable for three years after termination (or retirement or disability) or for the remaining contractual term of the option (if earlier) in the case of (a) retirement, or (b) following a Change in Control, a participant's involuntary termination without Cause or voluntary termination with Good Reason. The earned amount of PSUs and full amount of 2020 and 2021 RSUs will be delivered on the normal settlement schedule. Retirement requires attainment of age 60 with five years of service or attainment of age 55 with ten years of service. Under Mr. Duperreault's 2017 offer letter, all annual equity awards granted to him provide for retirement eligibility beginning on May 14, 2020, the third anniversary of the effective date of his offer letter.

In the case of a participant's death during or prior to adjudication for a performance period or involuntary termination without Cause within 24 months following a Change in Control (defined in the same manner as in the ESP as set forth above) during a performance period, an amount equal to the participant's target amount of PSUs (unless the CMRC determines to use actual performance through the date of the Change in Control) and the full amount of 2020 and 2021 RSUs will vest and be delivered to the participant by the later of the end of the calendar year or two and a half months following death or termination. 2019, 2020 and 2021 stock options will vest and remain exercisable for three years after death. In no event will any 2019, 2020 or 2021 stock options remain exercisable after the initial ten-year expiration date.

Quantification of Termination Payments and Benefits

The following table sets forth the compensation and benefits that would have been provided to each of the named executives if he or she had been terminated on December 31, 2021 under the circumstances indicated (including following a Change in Control), except with respect to Mr. Dachille who received the benefits set forth below upon his retirement from AIG on June 30, 2021. Mr. Duperreault's transition from Executive Chair to non-executive employee on December 31, 2021 did not trigger any termination payments.

Termination Payments and Benefits for the Named Executive Officers as of December 31, 2021

Name	Annual Short-Term Incentive ($)[1]	Severance ($)[2]	Medical and Life Insurance ($)[3]	Pension Plan Credit ($)[4]	Unvested Options ($)[5]	Unvested Stock Awards ($)[6]	Total ($)
Peter Zaffino							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	5,480,000	8,925,000	40,000	—	12,524,107	46,623,788	73,592,895
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	5,480,000	8,925,000	40,000	—	—	—	14,445,000
Qualifying Termination following a Change in Control[7]	5,480,000	11,900,000	40,000	—	12,524,107	46,623,788	76,567,895
Death	4,000,000	—	—	—	12,524,107	46,623,788	63,147,895
Disability[8]	5,480,000	—	—	—	12,524,107	46,623,788	64,627,895
Retirement	—	—	—	—	—	—	—
Mark D. Lyons							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	2,603,000	5,016,500	40,000	—	4,911,495	16,892,459	29,463,454
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	2,603,000	5,016,500	40,000	—	—	—	7,659,500
Qualifying Termination following a Change in Control[7]	2,603,000	6,688,667	40,000	—	4,911,495	16,892,459	31,135,621
Death	1,900,000	—	—	—	4,911,495	16,892,459	23,703,954
Disability[8]	2,603,000	—	—	—	4,911,495	16,892,459	24,406,954
Retirement	—	—	—	—	—	—	—
Lucy Fato							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	2,603,000	5,037,000	40,000	—	5,685,182	14,689,117	28,054,299
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	2,603,000	5,037,000	40,000	—	—	—	7,680,000
Qualifying Termination following a Change in Control[7]	2,603,000	6,716,000	40,000	—	5,685,182	14,689,117	29,733,299
Death	1,900,000	—	—	—	5,685,182	14,689,117	22,274,299
Disability[8]	2,603,000	—	—	—	5,685,182	14,689,117	22,977,299
Retirement	—	—	—	—	—	—	—
Kevin T. Hogan							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	2,407,500	5,373,750	40,000	—	5,493,359	13,635,312	26,949,921
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	2,407,500	5,373,750	40,000	—	—	—	7,821,250
Qualifying Termination following a Change in Control[7]	2,407,500	7,165,000	40,000	—	5,493,359	13,635,312	28,741,171
Death	2,250,000	—	—	—	5,493,359	13,635,312	21,378,671
Disability[8]	2,407,500	—	—	—	5,493,359	13,635,312	21,536,171
Retirement	2,407,500	—	—	—	5,493,359	13,635,312	21,536,171

Name	Annual Short-Term Incentive ($)(1)	Severance ($)(2)	Medical and Life Insurance ($)(3)	Pension Plan Credit ($)(4)	Unvested Options ($)(5)	Unvested Stock Awards ($)(6)	Total ($)
David McElroy							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	3,750,000	5,875,000	40,000	—	4,549,525	12,713,994	26,928,519
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	3,750,000	5,875,000	40,000	—	—	—	9,665,000
Qualifying Termination following a Change in Control(7)	3,750,000	7,875,000	40,000	—	4,549,525	12,713,994	28,928,519
Death	2,500,000	—	—	—	4,549,525	12,713,994	19,763,519
Disability(8)	3,750,000	—	—	—	4,549,525	12,713,994	21,013,519
Retirement	—	—	—	—	—	—	—
Former Executive Officers							
Brian Duperreault							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	1,883,750	8,385,770	40,000	—	19,540,354	37,293,362	67,143,236
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	1,883,750	8,385,770	40,000	—	—	—	10,309,520
Qualifying Termination following a Change in Control(7)	1,883,750	11,181,027	40,000	—	19,540,354	37,293,362	69,938,493
Death	1,375,000	—	—	—	19,540,354	37,293,362	58,208,716
Disability(8)	1,883,750	—	—	—	19,540,354	37,293,362	58,717,466
Retirement	1,883,750	—	—	—	19,540,354	37,293,362	58,717,466
Douglas A. Dachille							
By AIG w/o "Cause"(9)	1,700,000	6,975,000	40,000	—	6,261,565	15,725,769	30,702,364

(1) These amounts represent annual STI payments for which the current named executives would have been eligible pursuant to the ESP had they been terminated on December 31, 2021. Under the ESP, earned STI awards are prorated based on the number of full months the executive was employed in the termination year. Except in the case of death, these STI payments are based on the named executive's target amount and actual business or function performance and paid at the same time such STI awards are regularly paid to similarly situated active employees. In the case of death, a named executive's STI payment is based on his target amount and paid as soon as administratively possible after the date of death (but in no event later than March 15th of the following year). These amounts would have been solely in lieu of, and not in addition to, the annual STI award for 2021 actually paid to the current named executives as reported in the 2021 Summary Compensation Table.

(2) Severance would have been paid as a lump sum cash payment as soon as practicable and in no event later than 60 days following the termination date. See the description of the ESP above for more information on severance payments and benefits. Mr. McElroy's amount also includes the remaining tranche of his Leadership Continuity Award that was granted in April 2020 ($875,000), prior to his promotion to Executive Vice President and Chief Executive Officer, General Insurance, which he would be contractually entitled to receive.

(3) The amounts in this column reflect a lump sum payment of $40,000 that can be used to pay for continued healthcare and life insurance coverage following a qualifying termination. None of the current named executives are eligible for company-subsidized retiree medical benefits. The amounts do not include medical and life insurance benefits upon permanent disability or death to the extent that they are generally available to all salaried employees. All of the current named executives are eligible participants under the AIG medical and life insurance plans.

(4) The amount shown for all of the termination events is the increase, if any, above the accumulated value of pension benefits shown in the 2021 Pension Benefits table, calculated using the same assumptions. As there is no increase in value, the amount shown in this column is zero. For Messrs. Zaffino, Lyons and McElroy and Ms. Fato, the amount shown in the column is zero because they are not participants in the Plans. For information on pension benefits generally, see "—Post-Employment Compensation—Pension Benefits."

(5) The amounts in this column represent the total market value of unvested stock options as of December 31, 2021 that would accelerate upon termination, based on the difference between the exercise price of the options and the closing sale price of shares of AIG common stock on the NYSE of $56.86 on December 31, 2021.

For the 2019, 2020 and 2021 stock option awards, the amounts in this column include the stock options vesting in the case of a named executive's (a) involuntary termination without Cause, (b) retirement, (c) death, (d) disability or (e) within 24 months following a Change in Control, involuntary termination without Cause or voluntary termination with Good Reason. Generally, the vested 2019, 2020 and 2021 stock options will remain exercisable for three years after each such termination scenario. In the case of Mr. Dachille, under the Release Agreement he executed with AIG in connection with his retirement from AIG, the CMRC approved an extension to the exercise period of Mr. Dachille's outstanding options from three years to the remaining original contractual term of the option. See "Compensation Discussion and Analysis—Indirect Elements of Compensation—Termination Practices and Policies—Arrangements for Named Executive Who Retired from AIG." In no event will any 2019, 2020 or 2021 stock options remain exercisable after the initial ten-year expiration date.

As described above under "—Holdings of and Vesting of Previously Awarded Equity—Outstanding Equity Awards at December 31, 2021", Messrs. Duperreault, Lyons and Zaffino, in connection with joining AIG, were each granted stock options with a seven-year term pursuant to each executive's stock option award agreement. The time-vesting options portion of each executive's award (500,000 options for Mr. Duperreault, 156,250 options for Mr. Lyons and 333,000 options for Mr. Zaffino) vest in equal, annual installments on each of the first three anniversaries of the respective award grant date and the remaining portion of each executive's award (1,000,000 options for Mr. Duperreault, 143,278 options for Mr. Lyons and 667,000 for Mr. Zaffino) vests based on the stock performance of AIG common stock (the Performance-Vesting Options). Upon a termination by AIG without Cause or by the executive for Good Reason, or upon the executive's death or disability, all time-vesting options will vest and remain exercisable for three years after termination, and the unvested Performance-Vesting Options will continue to be eligible to vest based on stock performance and remain exercisable for three years after termination. Based on the closing sale price on the NYSE of $56.86 on December 31, 2021 of shares of AIG common stock, no Performance-Vesting Options would vest upon termination as of December 31, 2021. In no event will any stock options remain exercisable after the initial seven-year expiration date. Upon any other termination, including for Cause by AIG or by the executive other than for Good Reason, all unvested stock options immediately terminate and are forfeited.

(6)   The amounts in this column represent the total market value (based on the closing sale price on the NYSE of $56.86 on December 31, 2021) of shares of AIG common stock underlying unvested equity-based awards as of December 31, 2021.

For the 2019 PSU awards, the amounts in this column include the named executive's actual earned PSUs for the 2019-2022 performance period (as determined by the CMRC in the first quarter of 2022) that vested in January 2022 in the case of a named executive's (a) involuntary termination without Cause, (b) retirement, (c) disability or (d) within 24 months following a Change in Control, involuntary termination without Cause or voluntary termination with Good Reason. Target performance is reflected in the case of death.

In addition, the amounts in this column include, for all of the named executives, the outstanding 2020 and 2021 PSU awards assuming target performance and the full amount of their RSU awards. For the 2020 and 2021 PSU awards, the actual number of PSUs (if any) vesting in the case of a named executive's (a) involuntary termination without Cause, (b) retirement, (c) disability, or (d) within 24 months following a Change in Control, involuntary termination without Cause or voluntary termination with Good Reason, would be based on actual performance. Target performance is reflected in the case of death.

PSU and RSU award amounts also include any additional PSUs and RSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights, which are subject to the same vesting and, in the case of the PSUs, performance, conditions as the related PSUs and RSUs, respectively, and are paid when such related shares (if any) are delivered. 2019 PSU award amounts include the additional PSUs actually accrued through the second quarter of 2021 in respect of dividend equivalent rights, which are subject to the same vesting and performance conditions as the related PSUs and were paid when such related earned shares were delivered. 2020 PSU amounts include the additional PSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights assuming target performance.

The 2021 PSU and RSU award amounts include the value of accrued dividend equivalent rights on such awards, however such dividend equivalent rights are paid in cash if and when such related shares of AIG common stock (if any) are delivered. The 2019 and 2020 PSU and RSU award amounts include the value of accrued dividend equivalent rights relating to the dividend paid on AIG common stock during the third quarter of 2021, however, such dividend equivalent rights are paid in cash if and when such related PSU and RSUs vest and settle.

(7)   This row includes amounts that would be paid under the ESP in the case of a named executive's involuntary termination without Cause, or within 24 months following a Change in Control, involuntary termination without Cause or voluntary termination with Good Reason. Under the outstanding PSU and RSU awards, the amounts in this row include only involuntary termination without Cause or voluntary termination with Good Reason within 24 months following a Change in Control, with the amount of PSUs vesting shown (i) at the actual amounts earned for the 2019 PSUs (as determined by the CMRC in the first quarter of 2022) that vested in January 2022 and (ii) at target for the 2020 and 2021 PSUs. However, with respect to the 2020 and 2021 PSUs, for a Change in Control that occurs following a performance period, the actual PSUs vesting, if any, would be based on actual performance, and for a Change in Control that occurs during a performance period, the CMRC may determine to use actual performance through the date of the Change in Control rather than target performance to determine the actual PSUs vesting, if any.

(8)   Amounts shown in this row represent the amounts the executive would be entitled to receive upon experiencing a disability.

(9)   Mr. Dachille received the benefits set forth in this row upon his separation from AIG on June 30, 2021.

Pay Ratio

The 2021 annual total compensation of the median employee identified by AIG (as described below) was $71,936, and Mr. Zaffino's annualized 2021 total compensation for his role as AIG's Chief Executive Officer during 2021 was $21,922,482. Accordingly, AIG's estimated 2021 pay ratio was 1 to 305.

As permitted by SEC rules, AIG used the same median employee as last year for the pay ratio calculation. Based on its review of changes in the employee population and pay practices, AIG determined, based on reasonable belief, that no change occurred that would significantly change our pay ratio. To identify the median employee, AIG used its active employee population (including both full-time and part-time employees) as of October 1, 2020 and used 2019 annual total compensation for that population comprising (1) annual base salary, (2) overtime payments, (3) target STI and LTI awards, in each case using 2020 targets for employees hired during 2019 who were not eligible for 2019 awards and (4) sales incentives. For employees hired in 2020 (who therefore did not have 2019 compensation), AIG used 2020 annual total compensation comprising (1) annual base salary, (2) overtime payments, (3) 2020 target STI and LTI awards and (4) an estimate of annual sales incentives based on a calculation of median 2019 sales incentives.

As required by SEC rules, after identifying our median employee (who is located in the U.S.), we calculated 2021 annual total compensation for both our median employee and Mr. Zaffino using the same methodology that we use to determine our named executive officers' annual total compensation for the Summary Compensation Table, except that in the case of Mr. Zaffino, we calculated his 2021 annual total compensation as though he had been paid the base salary following his promotion to the role of Chief Executive Officer, effective March 1, 2021, over the full year.

SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. In addition, the median employee's annual total compensation is unique to that individual and therefore is not an indicator of the annual total compensation of any other individual or group of employees.

Equity Compensation Plan Information

The following table provides information about shares of AIG common stock that may be issued under compensation plans as of December 31, 2021.

Plan Category	Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[1][2]	Weighted-Average Exercise Price of Outstanding Options and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Third Column)
Equity compensation plans approved by security holders	2010 Stock Incentive Plan	24,267[3]	—	—[4]
	2013 Plan	31,583,715[5]	46.53[6]	—[4]
	2021 Plan	531,625[7]	49.86[6]	24,280,156[8]
Equity compensation plans not approved by security holders	Inducement Option Award	500,000[9]	61.82[6]	—
Total		32,639,607	47.12[6]	24,280,156

(1) Shares underlying DSUs, RSUs and PSUs are deliverable without the payment of any consideration, and therefore these awards have not been taken into account in calculating the weighted-average exercise price.

(2) At December 31, 2021, AIG was also obligated to issue 42,130 shares in connection with previous exercises of stock options with delivery deferred.

(3) Represents shares reserved for issuance in connection with DSUs.

(4) No future awards will be made under these plans.

(5) Represents shares reserved for issuance in connection with outstanding (i) time-vested DSUs, (ii) 2019 PSUs (at actual amounts earned and net of shares withheld for the payment of taxes), (iii) 2020 PSUs (at target level of performance, including related dividend equivalents accrued through the second quarter of 2021 in the form of additional PSUs that will be settled in cash), (iv) 2021 PSUs (at target level of performance), (v) RSUs (including related dividend equivalents accrued through the second quarter of 2021 in the form of additional RSUs) and (vi) stock options.

(6) Represents the weighted average exercise price of outstanding stock options.

(7) Represents shares reserved for issuance in connection with outstanding (i) time-vested DSUs, (ii) RSUs and (iii) stock options.

(8) Represents shares reserved for future issuance under the 2021 Plan (which replaced the 2013 Plan for awards granted on or after May 12, 2021). The number of shares available for issuance under the 2021 Plan would increase if and to the extent that (i) outstanding awards under the 2013 Plan are forfeited, expire, terminate or otherwise lapse or are settled in cash in whole or in part or (ii) outstanding awards under the 2021 Plan are forfeited, expire or are settled in cash in whole or in part, each as provided by the 2021 Plan. In addition, the number of shares available for issuance under the 2021 Plan could increase or decrease depending on actual performance and the number of 2020 and 2021 PSUs earned.

(9) Represents shares reserved for future issuance in connection with stock options granted to Mr. Duperreault outside of the 2013 Plan as an "employment inducement award" under NYSE Listing Rule 303A.08. See "—Holdings of and Vesting of Previously Awarded Equity" for further information on this award.

Report of the Audit Committee

Management is responsible for the preparation, presentation and integrity of AIG's financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the U.S. and expressing an opinion on the effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

Audit Committee Organization and Operation

The Audit Committee's function is to assist the Board in its oversight of:

- The integrity of AIG's financial statements
- AIG's internal control over financial reporting
- AIG's compliance with legal and regulatory requirements
- The independent accountants' qualifications, independence and performance
- The performance of AIG's internal audit function

The Audit Committee is also authorized to approve regular, periodic cash dividends on AIG common stock and preferred stock consistent with any Board-approved dividend policies. The Audit Committee's duties and responsibilities include reviewing periodically with management any significant legal, compliance and regulatory matters that have arisen or that may have a material impact on AIG's business, financial statements or compliance policies, and AIG's relations with regulators and governmental agencies. The Audit Committee also coordinates with the Risk and Capital Committee to (1) support the Audit Committee's approval of regular, periodic cash dividends on AIG common and preferred stock consistent with Board-approved dividend policies and (2) help ensure the Board and each Committee has received the information it needs to carry out their responsibilities with respect to risk assessment and risk management. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of AIG's independent registered public accounting firm. The Audit Committee's charter is available in the About Us—Leadership and Governance—Corporate Governance Documents section of AIG's corporate website at **www.aig.com**.

The Audit Committee held seven meetings during 2021. The Audit Committee Chair and members of the Audit Committee also held numerous additional sessions throughout 2021 with members of AIG's corporate, business segment and internal audit management and with AIG's independent registered public accounting firm, PwC. The Audit Committee believes that these meetings were helpful in discharging its oversight responsibilities, including with respect to financial reporting and disclosure, risk management and internal controls.

Independence

The Board, on the recommendation of the NCGC, has determined that all members of the Audit Committee are independent, as required by NYSE listing standards and SEC rules.

Audited Financial Statements

In the performance of its oversight function, the Audit Committee considered and discussed the 2021 audited financial statements with management and PwC, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, clarity of the disclosures and the condition of internal control over financial reporting. The Audit Committee reviewed with the Chief Auditor (Head of Internal Audit) and the PwC engagement team the scope and plans for their respective audits and met with each of the Chief Auditor and senior engagement partners of PwC, with and without management present, to discuss audit results, their evaluations of AIG's internal controls and the overall quality of AIG's financial reporting. The Audit Committee also discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Finally, the Audit Committee received the written disclosures and the letter from PwC as required by the PCAOB's rules regarding the auditor's communications with the Audit Committee concerning independence and discussed with PwC its independence.

Conclusion

Based upon the reports and discussion described in this report, the Audit Committee, in accordance with its responsibilities, recommended to the Board, and the Board approved, inclusion of the audited financial statements for the year ended December 31, 2021 in AIG's 2021 Annual Report on Form 10-K.

Audit Committee

American International Group, Inc.

Peter R. Porrino, Chair
James Cole, Jr.
W. Don Cornwell
John H. Fitzpatrick
Linda A. Mills
Amy L. Schioldager

Proposal 3
Ratification of Selection of Pricewaterhouse Coopers LLP

What am I voting on?

We are asking shareholders to vote on a proposal to ratify the selection of PwC as our independent registered public accounting firm for 2022.

Voting Recommendation

FOR the ratification of PwC as our independent registered public accounting firm for 2022.

The Audit Committee and the Board have approved the engagement of PwC as AIG's independent registered public accounting firm for 2022. Representatives of that firm are expected to be present during the Annual Meeting and will have an opportunity to make a statement if they desire to do so and be available to respond to appropriate questions.

Ratification of the selection of accountants requires approval by a majority of the votes cast by the shareholders of AIG common stock, which votes are cast "for" or "against" the ratification. Neither AIG's Amended and Restated Certificate of Incorporation nor AIG's By-laws require that the shareholders ratify the selection of PwC as its independent registered public accounting firm. AIG's Board is requesting shareholder ratification as a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of AIG and its shareholders.

The Audit Committee evaluates the qualifications, performance and independence of the independent auditor, including the lead partner, on an annual basis (in each case, in light of SEC and PCAOB standards then in effect). The Audit Committee ensures the regular rotation of the lead audit partner as required by law and is involved in the selection of the lead audit partner. The selection process for the lead audit partner includes meetings among the Audit Committee Chair, members of the Audit Committee and the candidate for lead audit partner as well as discussions by the full Audit Committee and with management. The current lead audit partner assumed the role in connection with the audit of AIG's December 31, 2019 financial statements. In addition, the Audit Committee receives periodic reports on the hiring of PwC partners and other professionals to help ensure PwC satisfies applicable independence rules.

PwC has served as AIG's independent registered public accounting firm since 1980 and reports directly to the Audit Committee. In selecting PwC as AIG's independent registered public accounting firm for 2022, the Audit Committee considered a number of factors, including:

- The quality of its ongoing discussions with PwC including the resolution of accounting and financial reporting matters with the national office
- The professional qualifications of PwC, the lead audit partner and other key engagement partners
- PwC's depth of understanding of AIG's global businesses, accounting policies and practices and internal control over financial reporting
- PwC's expertise and capabilities in handling the breadth and complexity of AIG's businesses and global footprint including approximately 270 audit, statutory and other audit-related reports
- PwC's independence program and its processes for maintaining its independence
- The appropriateness of PwC's fees for audit and non-audit services (on both an absolute basis and as compared to fees charged to AIG peer companies of comparable size and complexity by PwC and its peer firms)

- Consideration of PwC's known legal risks and significant proceedings that may impair their ability to perform AIG's annual audit, if any
- The most recent PCAOB inspection report on PwC and the results of the most recent American Institute of Certified Public Accountants peer review and self-review examinations
- The results of management's and the Audit Committee's annual evaluations of the qualifications, performance and independence of PwC

In addition, the Audit Committee periodically considers the appropriateness of a rotation of the independent registered public accounting firm. At this time, the Audit Committee and the Board believe that the continued retention of PwC as AIG's independent registered public accounting firm is in the best interests of AIG and its shareholders.

Under AIG's policy for pre-approval of audit and permitted non-audit services by PwC, the Audit Committee approves categories of services and fees for each category. The pre-approved services include: audit services, such as financial statement audits and regulatory filings; audit-related services, such as audit and pre- and post-implementation reviews of systems, processes and controls, regulatory and compliance attestations, employee benefit plan audits, due diligence related to acquisitions and divestitures and financial reporting accounting consultations; tax services, such as tax return preparation, transaction-based tax reviews, review of tax accounting matters and other tax planning; and other permitted non-audit services, such as regulatory compliance reviews, information technology reviews, information resources, risk management services, business function reviews and other compliance reviews. The Audit Committee evaluates all services, including those engagements related to tax and internal control over financial reporting, considering the nature of such services in light of auditor independence, in accordance with the rules of the PCAOB. No expenditure may exceed the dollar caps without the separate specific approval of the Audit Committee.

Recommendation

Your Board of Directors unanimously recommends a vote **FOR** the proposal to ratify the selection of PwC.

Fees Paid to PricewaterhouseCoopers LLP

The table below shows the fees paid by AIG to PwC in 2021 and 2020.

($ in millions)	2021	2020
Fees paid by AIG:		
Audit fees[1]	47.6	48.9
Audit-related fees[2]	40.8	23.4
Tax fees[3]	1.6	1.3
All other fees[4]	0.4	1.3
Total	90.4	74.9

(1) Audit fees include fees for the audit of AIG's consolidated financial statements, as well as subsidiary and statutory audits directly related to the performance of the AIG consolidated audit. Audit fees include out-of-pocket expenses of $1.1 million in each of 2021 and 2020.

(2) Audit-related fees include fees for assurance and related services that are traditionally performed by independent accountants, including: audit and pre- and post-implementation reviews of systems, processes and controls; regulatory and compliance attestations; employee benefit plan audits; due diligence related to acquisitions and divestitures; statutory audits not directly related to the performance of the AIG consolidated audit and financial accounting and reporting consultations. 2021 fees include audit-related fees of $15.3 million pertaining to the separation of our Life and Retirement business from AIG.

(3) Tax fees are fees for tax return preparation, transaction-based tax reviews, review of tax accounting matters and other tax planning and consultations.

(4) All other fees include fees related to regulatory compliance reviews, information technology reviews, information resources, risk management services, business function reviews and other compliance reviews.

The services provided by PwC and the fees paid by AIG were authorized and approved by the Audit Committee in compliance with the pre-approval policy and procedures described above. The Audit Committee considers the non-audit services rendered by PwC during the most recently completed fiscal year in its annual independence evaluation.

PwC also provides audit services to certain unconsolidated private equity and real estate funds managed and advised by AIG subsidiaries. Fees related to these audits were $4.4 million and $5.5 million in 2021 and 2020, respectively, and are not reflected in the fees in the table above.

Proposal 4 Shareholder Proposal on Special Shareholder Meetings

What am I voting on?

Proposal 4 is a shareholder proposal to reduce the threshold to call special meetings from 25 percent to 10 percent.

Voting Recommendation

AGAINST the shareholder proposal for the reasons set forth below under "—AIG Statement in Opposition"

Kenneth Steiner has advised that he is the owner of at least 100 shares of AIG common stock and that he intends for Mr. John Chevedden to introduce this proposal on his behalf. AIG disclaims all responsibility for the content of the proposal and its supporting statement, including other sources referenced in the supporting statement.

Shareholder Proposal

Proposal 4—Special Shareholder Meeting Improvement

 FOR ▸ *Shareholder Rights*

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareowner meeting. This includes that each shareholder shall have an equal right per share to formally participate in the calling for a special shareholder meeting.

It is important to vote for this Special Shareholder Meeting Improvement proposal because we have a useless right to act by written consent.

Management made a rule that it would be mandatory to have the backing of 25% of all shares in existence to do so little as to ask for record date to start the written consent process. Why would any group of shareholders, who own 25% of our company, find it attractive to do so little as to ask management to look a calendar and come up with a date when these same owners of 25% of our company could compel management to hold a special shareholder meeting.

Since AIG management is opposed to giving shareholders a useful right to act by written consent we need a more useful right to call a special shareholder meeting. Plus we need a more useful right to call a special shareholder meeting because since the beginning of the pandemic a special shareholder meeting can be an online meeting which gives management more control.

A reasonable shareholder right to call for a special shareholder meeting to elect a new director can make shareholder engagement meaningful. If management is insincere in its shareholder engagement, a right for shareholders to call for a special meeting in our bylaws can make management think twice about insincerity.

A more reasonable shareholder right to call for a special shareholder meeting will help ensure that management engages with shareholders in good faith because shareholders will have a viable Plan B by calling for a special shareholder meeting.

A reasonable shareholder right to call for a special shareholder meeting could give 3 of our key directors an incentive to improve their performance. Each of these directors received more than 100 million negative votes at our 2021 annual meeting except Mr. Cornwell was just short of 100 million negative votes:

Christopher Lynch, Chair of Governance Committee
Douglas Steenland, Lead Director
Don Cornwell, Chair of the Executive Pay Committee

Mr. Cornwell was responsible for our excessive executive pay which was rejected by 25% of shares when a 5% rejection is the norm.

To make up for our lack of a real right to act by written consent we need the right of 10% of shares to call for a special shareholder meeting.

Please vote yes:

Special Shareholder Meeting Improvement—Proposal 4

AIG Statement In Opposition

Our shareholders already have a meaningful right to call a special meeting

AIG's By-laws allow shareholders who together own of record at least 25 percent of AIG's outstanding common stock to call a special meeting. This threshold is currently attainable with as few as three shareholders; indeed, as of December 31, 2021, AIG's three largest shareholders collectively hold about 28 percent of our common stock.

Our Shareholders Already Have Rejected Nearly Identical Proposals at Each of the Last Three Annual Meetings

The same proponent has asked the Board to lower the special meeting threshold from 25 to 10 percent at the 2019, 2020 and 2021 annual meetings. The proposal was rejected at each of those meetings with consecutively increasing margins, which corresponds to the feedback from extensive shareholder engagement regarding the proposal during this same period.

A 25 Percent Threshold is in Line with the Best Practices of Other Large Companies

About 66 percent of the companies in the S&P 500, which includes AIG, provide their shareholders with the right to call a special meeting. Of those companies, a majority—or about 55 percent—have a threshold of 25 percent or higher and a significant minority—or about 16 percent—have a ten percent threshold. Moreover, only about two thirds of those companies, which includes AIG, allow their shareholders to both call a special meeting and act by written consent.

A 25 Percent Threshold Strikes the Right Balance Between Competing Shareholder Interests

The Board believes that shareholders should have the ability to raise issues of substantial importance where a reasonably high proportion of our shareholders agree that a special meeting is required. To this end, when the Board adopted and decided to maintain the 25 percent threshold, it determined that the threshold strikes an appropriate balance between assuring that shareholders can call a special meeting and protecting against a small minority of shareholders who can trigger the expense and disruption of a special meeting for their own special interests. Simply put, a 25 percent threshold is in the best interests of our shareholders because a special meeting at the ten percent threshold will result in significant expense and the diversion of the Board and management's attention to take extraordinary action that a small segment of shareholders considers necessary in the period between annual meetings.

Our Shareholders Already Have an Equal Right to Call a Special Meeting

The proponent asks the Board to provide "each shareholder" with "an equal right per share to formally participate in the calling for a special meeting." This part of the proposal is moot because AIG's shareholders have equal voting rights. Each share is counted the same and our By-laws do not impose a minimum holding period or share ownership level when determining whether the 25 percent special meeting threshold has been reached.

AIG Has Strong and Effective Corporate Governance Practices

We employ corporate governance best practices, including ongoing engagement with investors—all of which furnishes shareholders with formidable levers to hold the Board and management accountable. In addition to shareowners having the right to call a special meeting and to act by written consent, AIG has implemented a variety of best practices, including:

- Annual election of all directors with a majority voting standard
- A proxy access right to nominate directors
- A robust Lead Independent Director role with explicit responsibilities
- Rigorous stock ownership requirements for directors

As discussed under "Corporate Governance—Shareholder Engagement" beginning on page 34, AIG's leaders meet regularly with our investors to gather valuable and constructive feedback on a wide variety of topics, including corporate governance, executive compensation, sustainability and corporate social responsibility, human capital management, business strategy and financial performance. For example, in 2021 we requested to meet with 56 of AIG's top shareholders, representing over 73 percent of our shares outstanding, of which 34 investors—representing over 53 percent of shares outstanding—accepted our invitation. Importantly, independent directors participated in meetings with investors holding 21 percent of shares outstanding, and the Board and the applicable committees regularly review corporate governance developments, AIG's governance practices and investor feedback. Lastly, our Annual Meeting format allows for meaningful shareholder participation through a general question and answer session.

Voting Recommendation ✗

The Board of Directors has considered the shareholder proposal and, for the reasons set forth below, unanimously recommends a vote **AGAINST** it.



Voting Instructions and Information

The enclosed proxy is solicited on behalf of AIG's Board for use during the Annual Meeting.

When and Where Is Our Annual Meeting?

We will hold our Annual Meeting virtually via the Internet on Wednesday, May 11, 2022 at 11:00 a.m., Eastern Time. You may access the Annual Meeting at *www.virtualshareholdermeeting.com/AIG2022*. We have adopted a virtual meeting format for the Annual Meeting to protect the safety and well-being of our shareholders, employees and directors and provide a convenient opportunity for our shareholders to participate from wherever they are located. We believe that the virtual meeting format affords our shareholders an opportunity for meaningful participation, and we have taken steps so that shareholders will be able to attend, vote and submit questions via the Internet.

How Are We Distributing Our Proxy Materials?

We are using the SEC rule that allows companies to furnish proxy materials to their shareholders over the Internet. In accordance with this rule, on or about March 29, 2022, we sent shareholders of record at the close of business on March 16, 2022 a Notice Regarding the Availability of Proxy Materials (Notice) or a full set of proxy materials. The Notice contains instructions on how to access our Proxy Statement and 2021 Annual Report via the Internet and how to vote. If you receive a Notice, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials. The Notice also instructs you on how you may submit your proxy via the Internet. If you received a Notice and would like to receive a copy of our proxy materials, follow the instructions contained in the Notice to request a copy electronically or in paper form on a one-time or ongoing basis. Shareholders who do not receive the Notice will receive either a paper or electronic copy of our Proxy Statement and 2021 Annual Report, which will be sent on or about March 29, 2022.

Who Can Vote at the Annual Meeting?

You are entitled to vote or direct the voting of your shares of AIG common stock if you were a shareholder of record or if you held AIG common stock in "street name" at the close of business on March 16, 2022. On that date, 806,247,581 shares of AIG common stock (exclusive of shares held by AIG) were outstanding, held by 20,377 shareholders of record. Each share of AIG common stock held by you on the record date is entitled to one vote.

Who Is a Shareholder of Record?

During the ten days prior to the Annual Meeting, a list of shareholders will be available for inspection at the offices of AIG at 1271 Avenue of the Americas, New York, New York 10020-1304. A list of shareholders will also be available for viewing during the Annual Meeting by those who log in at *www.virtualshareholdermeeting.com/AIG2022* and enter the control number provided on your proxy card, voting instruction form or Notice.

- If you hold AIG common stock that is registered in your name on the records of AIG maintained by AIG's transfer agent, EQ Shareowner Services, you are a shareholder of record.
- If you hold AIG common stock indirectly through a broker, bank or similar institution, you are not a shareholder of record, but instead hold shares in "street name."

What Do I Need to Participate in, and Vote at, the Annual Meeting?

You can participate in the Annual Meeting by logging in at *www.virtualshareholdermeeting.com/AIG2022*. To log in, shareholders (or their authorized representatives) will need the control number provided on their proxy card, voting instruction form or Notice. We recommend that you log in at least 15 minutes in advance of the Annual Meeting.

Can I Ask Questions at the Virtual Annual Meeting?

Shareholders as of our record date who attend and participate in our virtual Annual Meeting at *www.virtualshareholdermeeting.com/ AIG2022* will have an opportunity to submit written questions live via the Internet during the meeting. In order to do so, shareholders must first join the meeting by entering their control number as described above under "—What Do I Need to Participate in, and Vote at, the Annual Meeting?" Once you have joined the meeting, you can submit a question by clicking on the "Q&A" tab, typing the question into the "Submit a question" field, and clicking "Submit." Shareholders will be required to identify themselves before they will be able to submit a question during the meeting.

Consistent with the rules of conduct for our Annual Meeting, and in order to allow us to answer questions from as many shareholders as possible, each shareholder may submit a maximum of two questions. We ask that questions be succinct and cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped and answered together to avoid repetition.

We welcome questions from our shareholders and intend to answer all pertinent questions from shareholders as time allows during the Annual Meeting. Conducting the business of the Annual Meeting for the benefit of all shareholders will be paramount. Accordingly, questions that are irrelevant to the business of the meeting or AIG's operations, contain derogatory remarks about individuals, use offensive language, are in furtherance of the questioner's personal business needs or are otherwise disruptive or inappropriate for the conduct of the Annual Meeting will not be addressed.

What if I Have Trouble Accessing, or Technical Difficulties During, the Annual Meeting?

We will have technicians ready to assist you with any technical difficulties you may have accessing or participating in the Annual Meeting. If you encounter any technical difficulties, please call the technical support number that will be posted on the Annual Meeting log in page at *www.virtualshareholdermeeting.com/AIG2022*.

How Do I Vote?

You may cast your vote in one of four ways:

- *By Submitting a Proxy by Internet.* Go to the following website: *www.proxyvote.com*. You may submit a proxy by Internet 24 hours a day. To be valid, your proxy by Internet must be received by 11:59 p.m., Eastern Time, on May 10, 2022. Please have your Notice or your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form.

- *By Submitting a Proxy by Telephone.* To submit a proxy using the telephone, call 1-800-690-6903 any time on a touch-tone telephone. There is NO CHARGE to you for the call in the U.S. or Canada. International calling charges apply outside the U.S. and Canada. You may submit a proxy by telephone 24 hours a day, 7 days a week. Please have your proxy card in hand when you call and follow the simple instructions provided by the recorded message. To be valid, your proxy by telephone must be received by 11:59 p.m., Eastern Time, on May 10, 2022.

- *By Submitting a Proxy by Mail.* Mark your proxy card, sign and date it, and return it in the prepaid envelope that has been provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. To be valid, your proxy by mail must be received by 10:00 a.m., Eastern Time, on May 11, 2022.

- *During the Annual Meeting.* You can vote your shares during the Annual Meeting at *www.virtualshareholdermeeting.com/ AIG2022*. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, proxy card or voting instruction form.

How Does the Board Recommend I Vote and What are the Vote Requirements for the Proposals During the Annual Meeting?

Proposal	Board Vote Recommendation	Vote Requirement for Approval	Effect of Abstentions	Broker Discretionary Voting Allowed?
1. Elect the ten director nominees named in the Proxy Statement	FOR EACH DIRECTOR NOMINEE	Majority of votes cast	No effect	No
2. Approve, on an advisory basis, the 2021 compensation of AIG's named executives	FOR	Majority of votes cast	No effect	No
3. Ratify the selection of PwC to serve as AIG's independent registered public accounting firm for 2022	FOR	Majority of votes cast	No effect	Yes
4. Shareholder proposal to reduce the threshold to call special meetings from 25 percent to 10 percent	AGAINST	Majority of votes cast	No effect	No

How Can I Revoke My Proxy or Substitute a New Proxy or Change My Vote?

You have the power to revoke your proxy or substitute a new proxy by:

For a Proxy Submitted by Internet or Telephone

- Subsequently submitting in a timely manner, a new proxy through the Internet or by telephone that is received by 11:59 p.m., Eastern Time, on May 10, 2022; or
- Executing and mailing a later-dated proxy card that is received prior to 10:00 a.m., Eastern Time, on May 11, 2022; or
- During the Annual Meeting at *www.virtualshareholdermeeting.com/AIG2022*.

For a Proxy Submitted by Mail

- Subsequently executing and mailing another proxy card bearing a later date that is received prior to 10:00 a.m., Eastern Time, on May 11, 2022; or
- Giving written notice of revocation to AIG's Corporate Secretary, at the address set forth under "Other Matters—Communications with the Board of Directors" on page 105, that is received by AIG prior to 10:00 a.m., Eastern Time, on May 11, 2022; or
- Voting during the Annual Meeting at *www.virtualshareholdermeeting.com/AIG2022*.

If I Submit a Proxy by Internet, Telephone or Mail, How Will My Shares Be Voted?

If you properly submit your proxy by one of these methods, and you do not subsequently revoke your proxy, your shares will be voted in accordance with your instructions.

If you sign, date and return your proxy card but do not give voting instructions, your shares will be voted as follows: FOR the election of AIG's director nominees specified under "Proposal 1—Election of Directors"; FOR the proposal to approve, on an advisory basis, executive compensation; FOR the ratification of the selection of PwC as AIG's independent registered public accounting firm for 2022; AGAINST the shareholder proposal to reduce the threshold to call special meetings from 25 percent to 10 percent; and otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting.

If I Hold My Shares in "Street Name" and Do Not Provide Voting Instructions, Can My Broker Still Vote My Shares?

Under the rules of the NYSE, brokers that have not received voting instructions from their customers ten days prior to the Annual Meeting date may vote their customers' shares in the brokers' discretion on the proposal regarding the ratification of the selection of independent auditors because this is considered "discretionary" under NYSE rules. If your broker is an affiliate of

AIG, in the absence of your specific voting instructions, your shares may only be voted in the same proportion as all other shares are voted with respect to that proposal.

Under NYSE rules, the other proposals—the election of directors, the advisory vote on executive compensation and the shareholder proposal—are each a "non-discretionary" item, which means that member brokers who have not received instructions from the beneficial owners of AIG common stock do not have discretion to vote the shares of AIG common stock held by those beneficial owners on any of those proposals.

How Are Votes Counted and Considered?

Proposal 1—Election of Directors. AIG's By-laws provide that in uncontested elections, directors must receive a majority of the votes cast by the holders of AIG common stock. In other words, directors in an uncontested election must receive more votes "for" their election than "against" their election. Under AIG's By-laws and Corporate Governance Guidelines, each nominee who is currently a director has submitted to the Board an irrevocable resignation from the Board that would become effective upon (1) the failure of such nominee to receive the required vote at the Annual Meeting and (2) Board acceptance of such resignation. In the event that a nominee fails to receive the required vote at the Annual Meeting, the NCGC will then make a recommendation to the Board on the action to be taken with respect to the resignation. The Board will accept such resignation unless the NCGC recommends, and the Board determines, that the best interests of AIG and its shareholders would not be served by doing so.

Proposal 2—Advisory Vote to Approve Executive Compensation. Adoption of the resolution on the advisory vote to approve executive compensation requires a "for" vote of a majority of the votes cast by the holders of AIG common stock, which votes cast are either "for" or "against" the resolution. The results of the vote on this resolution will not be binding on AIG's Board, will not overrule any decisions the Board has made and will not create any duty for the Board to take any action in response to the outcome of the vote. However, the CMRC values the feedback received from this advisory vote and may, in its sole discretion, take into account the outcome of the vote in analyzing and evaluating future compensation opportunities.

Proposal 3—Ratification of Selection of PricewaterhouseCoopers LLP. Ratification of the selection of accountants requires a "for" vote of a majority of the votes cast by the holders of AIG common stock, which votes cast are either "for" or "against" the ratification. Neither AIG's Amended and Restated Certificate of Incorporation nor AIG's By-laws require that the shareholders ratify the selection of PwC as its independent registered public accounting firm. AIG's Board is requesting shareholder ratification as a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC but may still retain PwC. Even if the selection is ratified, the Audit Committee in its discretion may change the selection at any time during the year if it determines that such change would be in the best interests of AIG and its shareholders.

Proposal 4—Shareholder Proposal on Special Shareholder Meetings. Approval of the shareholder proposal requires a "for" vote of a majority of the votes cast by the holders of AIG common stock, which votes cast are either "for" or "against" the resolution.

Broker Non-Votes and Abstentions. In the case of the proposals on the election of directors, the advisory vote on executive compensation, the selection of PwC and the shareholder proposal, only votes cast "for" or "against" the proposal will be considered; abstentions and broker non-votes will not be treated as a vote "for" or "against" the proposal and therefore will have no effect on the vote.

How Many Votes are Required to Transact Business at the Annual Meeting?

A quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of AIG common stock entitled to vote will constitute a quorum. Virtual attendance at the Annual Meeting constitutes presence in person for purposes of quorum at the Annual Meeting. Proxies marked as abstaining, and any broker "non-votes" on behalf of shares held in street name because beneficial owners' discretion has not been exercised, will be treated as present for purposes of determining a quorum for the Annual Meeting.

How Do I Obtain More Information About AIG?

A copy of AIG's 2021 Annual Report, which includes AIG's 2021 Annual Report on Form 10-K filed with the SEC, has been delivered or made available to shareholders. **You also may obtain, free of charge, a copy of the 2021 Annual Report and AIG's 2021 Annual Report on Form 10-K by writing to American International Group, Inc., 1271 Avenue of the Americas, Floor 41, New York, New York 10020-1304, Attention: Investor Relations.** These documents also are available in the Investors section of AIG's corporate website at *www.aig.com*.

Who Pays for the Expenses of this Proxy Solicitation?

AIG will bear the cost of the solicitation of proxies. Proxies may be solicited by mail, email, personal interview, telephone and facsimile transmission by directors, their associates, and certain officers and regular employees of AIG and its subsidiaries without additional compensation. In addition to the foregoing, AIG has retained Morrow Sodali LLC to assist in the solicitation of proxies for a fee of approximately $20,000 plus reasonable out-of-pocket expenses and disbursements of that firm. AIG will reimburse brokers and others holding AIG common stock in their names, or in the names of nominees, for forwarding proxy materials to their principals.



Other Matters

Other Matters to Be Presented During the 2022 Annual Meeting of Shareholders

The Board knows of no other matters to be presented during the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy in accordance with their judgment on such matters.

Shareholder Proposals for the 2023 Annual Meeting

All suggestions from shareholders are given careful attention. Proposals intended for inclusion in next year's Proxy Statement pursuant to Exchange Act Rule 14a-8 should be sent to the Corporate Secretary of AIG by mail at the address set forth below under "—Communications with the Board of Directors" or by e-mail at *AIGCorporateSecretary@aig.com* and must be received by November 29, 2022.

AIG's By-laws permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of our outstanding shares of AIG common stock continuously for at least three years to nominate and include in AIG's annual meeting proxy materials director nominees constituting up to the greater of two individuals or 20 percent of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in AIG's By-laws. Notice of director nominees submitted pursuant to this proxy access by-law must be delivered to the Corporate Secretary of AIG at the address set forth below under "—Communications with the Board of Directors" and must be received no earlier than October 30, 2022 and no later than November 29, 2022. The notice of director nominees must include all of the information required by AIG's By-laws.

Under AIG's By-laws, notice of any other shareholder proposal or the nomination of a candidate for election as a director to be made during the 2023 Annual Meeting of Shareholders and not submitted for inclusion in next year's Proxy Statement (either pursuant to Exchange Act Rule 14a-8 or the proxy access provisions of AIG's By-laws) must be delivered to the Corporate Secretary of AIG at the address set forth below under "—Communications with the Board of Directors" no earlier than January 11, 2023 and no later than February 10, 2023. The notice must include all of the information required by AIG's By-laws. A copy of AIG's current By-laws is available in the About Us—Leadership and Governance—Corporate Governance Documents section of AIG's website at *www.aig.com*.

Communications with the Board of Directors

AIG has adopted procedures on the reporting of concerns regarding AIG's accounting, internal accounting controls or auditing matters and other matters and on communicating with independent directors. These procedures are described in the About Us—Leadership and Governance—Board of Directors section of AIG's corporate website at *www.aig.com*.

Shareholders and other interested parties may communicate with any of the independent directors, including the Lead Independent Director and Committee Chairs, or the independent directors as a group, by:

- writing to them c/o Corporate Secretary, American International Group, Inc., 1271 Avenue of the Americas, Floor 41, New York, New York 10020-1304
- emailing *boardofdirectors@aig.com*

The Corporate Secretary opens all communications and forwards them to the appropriate recipient. However, at the discretion of the Corporate Secretary, items unrelated to the directors' duties and responsibilities as members of the Board may not be forwarded, including the following materials:

- Unsolicited marketing or advertising material, mass mailings, junk mail and "spam"
- Unsolicited newsletters, newspapers, magazines, books and publications
- Resumes and other forms of job inquires except for director nominees
- Product inquiries
- Routine invoices, bills, account statements and related communications that are appropriately addressed by management
- Surveys and questionnaires
- Requests for business contacts or referrals
- Invitations to conferences
- Other materials deemed to be trivial, irrelevant, inappropriate and/or harassing

Corporate Governance Materials Available on Our Website

The following documents are available in the About Us—Leadership and Governance—Corporate Governance Documents section of AIG's corporate website at *www.aig.com*:

- Amended and Restated Certificate of Incorporation
- By-laws
- Charters of the Audit Committee, the CMRC, the NCGC and the Risk and Capital Committee
- Corporate Governance Guidelines
- AIG's Director, Officer and Senior Financial Officer Code of Business Conduct and Ethics
- Employee, Supplier and Third Party Codes of Conduct

Any amendment to AIG's Director, Officer and Senior Financial Officer Code of Business Conduct and Ethics and any waiver applicable to AIG's directors, officers or senior financial officers will be posted on AIG's website within the time period required by the SEC and the NYSE. Information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any of our other filings.

You may also request print copies of any of these documents by writing to our Investor Relations department at the address set forth under "Voting Instructions and Information—How Do I Obtain More Information about AIG?" on page 104.

Electronic Delivery of Proxy Materials

In an effort to reduce paper mailed to your home and help lower printing and postage costs, we are offering shareholders the convenience of viewing online proxy statements, annual reports and related materials. With your consent, we can stop sending future paper copies of these documents. To elect this convenience, shareholders may follow the instructions when voting online at *www.proxyvote.com*. Following the Annual Meeting, you may continue to register for electronic delivery of future documents by visiting *http://enroll.icsdelivery.com/aig*. If you own shares indirectly through a broker, bank or other nominee, please contact your financial institution for additional information regarding enrolling for electronic delivery.

We are pleased to be using the SEC's rule that allows companies to furnish proxy materials to their shareholders over the Internet. In accordance with this rule, on or about March 29, 2022, we sent shareholders of record at the close of business on March 16, 2022, a Notice or a full set of proxy materials. The Notice contains instructions on how to access our Proxy Statement and 2021 Annual Report via the Internet and how to vote.

Important Notice Regarding the Availability of Proxy Materials for the 2022 Annual Meeting of Shareholders to be held virtually via the Internet on May 11, 2022. Our 2022 Proxy Statement and 2021 Annual Report are available free of charge at *www.proxyvote.com* or in the Investors section of our website at *www.aig.com*.

Important Notice Regarding Delivery of Shareholder Documents

The SEC's rules permit us to deliver a single Notice or set of Annual Meeting materials to a single address shared by two or more of our shareholders. We have delivered only one Notice or set of Annual Meeting materials to multiple shareholders who share that address unless AIG received contrary instructions from any shareholder at that address. This practice, known as "householding," is designed to reduce printing and postage costs. However, if any shareholder residing at such address wishes to receive a separate copy of the Notice of Annual Meeting of Shareholders, proxy materials, Proxy Statement or 2021 Annual Report, he or she may contact Investor Relations using the contact information set forth under "Voting Instructions and Information—How Do I Obtain More Information About AIG?" on page 104, and AIG will deliver those documents to such shareholder promptly upon receiving the request. Any such shareholder may also contact Investor Relations if he or she would like to receive separate proxy materials and annual reports in the future. If a shareholder receives multiple copies of AIG's proxy materials and annual reports, he or she may request householding in the future by contacting Investor Relations.

Incorporation by Reference

Information , statements and reports on our website that we refer to in this Proxy Statement, including our ESG Reports, will not be deemed a part of, or otherwise incorporated by reference into, this Proxy Statement. Some of these statements and reports contain cautionary statements regarding forward-looking information that should be carefully considered. Our statements and reports about our objectives may include statistics or metrics that are estimates, make assumptions based on developing standards that may change and provide aspirational goals that are not intended to be promises or guarantees. These statements and reports may also change at any time and we undertake no obligation to update them, except as required by law.

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing by AIG under the Securities Act or the Exchange Act, the Letters to Shareholders from Messrs. Zaffino and Steenland and the sections of this Proxy Statement entitled "Letter from the Compensation and Management Resources Committee," "Report of the Compensation and Management Resources Committee" and "Report of the Audit Committee" (to the extent permitted by the SEC rules) shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

Cautionary Statement Regarding Forward-Looking Information

This Proxy Statement and other publicly available documents may include, and officers and representatives of AIG may from time to time make and discuss, statements which, to the extent they are not statements of historical or present fact, may constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are intended to provide management's current expectations or plans for AIG's future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are often preceded by, followed by or include words such as "will," "believe," "anticipate," "expect," "expectations," "intend," "plan," "strategy," "prospects," "project," "anticipate," "should," "see," "guidance," "outlook," "confident," "focused on achieving," "view," "target," "goal," "estimate" and other words of similar meaning in connection with a discussion of future operating or financial performance. These statements may include, among other things, projections, goals and assumptions that relate to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expense reduction efforts, the outcome of contingencies such as legal proceedings, anticipated organizational, business or regulatory changes, such as the separation of the Life and Retirement business, the effect of catastrophes, such as the COVID-19 pandemic, and macroeconomic events, anticipated dispositions, monetization and/or acquisitions of businesses or assets, or successful integration of acquired businesses, management succession and retention plans, exposure to risk, trends in operations and financial results, and other statements that are not historical facts.

All forward-looking statements involve risks, uncertainties and other factors that may cause AIG's actual results and financial condition to differ, possibly materially, from the results and financial condition expressed or implied in the forward-looking statements. Factors that could cause AIG's actual results to differ, possibly materially, from those in the specific projections, goals, assumptions and statements include, without limitation:

- AIG's ability to successfully separate the Life and Retirement business and the impact any separation may have on AIG, its businesses, employees, contracts and customers;
- the occurrence of catastrophic events, both natural and man-made, including COVID-19, other pandemics, civil unrest and the effects of climate change;
- the effect of economic conditions in the markets in which AIG and its businesses operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in interest rates and foreign currency exchange rates and inflationary pressures;
- AIG's ability to effectively execute on the AIG 200 operational programs designed to modernize AIG's operating infrastructure and enhance user and customer experiences, and AIG's ability to achieve anticipated cost savings from AIG 200;
- the impact of potential information technology, cybersecurity or data security breaches, including as a result of supply chain disruptions, cyber-attacks or security vulnerabilities, the likelihood of which may increase due to extended remote business operations as a result of COVID-19;
- the impact of COVID-19 and responses thereto, including new or changed governmental policy and regulatory actions, on AIG's business, financial condition and results of operations;
- availability of reinsurance or access to reinsurance on acceptable terms;
- disruptions in the availability of AIG's electronic data systems or those of third parties;
- changes to the valuation of AIG's investments;
- actions by rating agencies with respect to AIG's credit and financial strength ratings as well as those of its businesses and subsidiaries;
- concentrations in AIG's investment portfolios, including as a result of our asset management relationship with Blackstone;
- the effectiveness of strategies to recruit and retain key personnel and to implement effective succession plans;
- the effectiveness of AIG's enterprise risk management policies and procedures, including with respect to business continuity and disaster recovery plans;
- changes in judgments concerning the recognition of deferred tax assets and the impairment of goodwill;

- AIG's ability to effectively execute on ESG targets and standards;
- AIG's ability to successfully dispose of, monetize and/or acquire businesses or assets or successfully integrate acquired businesses;
- nonperformance or defaults by counterparties, including Fortitude Re;
- changes in judgments concerning potential cost-saving opportunities;
- changes to our sources of or access to liquidity;
- changes in judgments or assumptions concerning insurance underwriting and insurance liabilities;
- the requirements, which may change from time to time, of the global regulatory framework to which AIG is subject;
- significant legal, regulatory or governmental proceedings; and
- such other factors discussed in:
  — Part I, Item 1A. Risk Factors in AIG's 2021 Annual Report on Form 10-K; and
  — Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in AIG's 2021 Annual Report on Form 10-K.

The forward-looking statements speak only as of the date of this Proxy Statement or, in the case of any document incorporated by reference, the date of that document. We are not under any obligation (and expressly disclaim any obligation) to update or alter any projections, goals, assumptions or other statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Appendix A
Non-GAAP Financial Measures

Certain of the operating performance measurements used by AIG management are "non-GAAP financial measures" under Securities and Exchange Commission rules and regulations. GAAP is the acronym for "generally accepted accounting principles" in the U.S. The non-GAAP financial measures presented may not be comparable to similarly named measures reported by other companies.

We use the following operating performance measures because we believe they enhance the understanding of the underlying profitability of continuing operations and trends of our business segments. We believe they also allow for more meaningful comparisons with our insurance competitors.

- **Adjusted Pre-Tax Income (APTI)** is derived by excluding the items set forth below from income from continuing operations before income tax. This definition is consistent across our segments. These items generally fall into one or more of the following broad categories: legacy matters having no relevance to our current businesses or operating performance; adjustments to enhance transparency to the underlying economics of transactions; and measures that we believe to be common to the industry. APTI is a GAAP measure for our segments. Excluded items include the following:
  — changes in fair value of securities used to hedge guaranteed living benefits;
  — changes in benefit reserves and deferred policy acquisition costs, value of business acquired, and deferred sales inducements related to net realized gains and losses;
  — changes in the fair value of equity securities;
  — net investment income on Fortitude Reinsurance Company Ltd. (Fortitude Re) funds withheld assets held by AIG in support of Fortitude Re's reinsurance obligations to AIG post deconsolidation of Fortitude Re (Fortitude Re funds withheld assets);
  — following deconsolidation of Fortitude Re, net realized gains and losses on Fortitude Re funds withheld assets;
  — loss (gain) on extinguishment of debt;
  — all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication. Earned income on such economic hedges is reclassified from net realized gains and losses to specific APTI line items based on the economic risk being hedged (e.g. net investment income and interest credited to policyholder account balances);
  — income or loss from discontinued operations;
  — net loss reserve discount benefit (charge);
  — pension expense related to lump sum payments to former employees;
  — net gain or loss on divestitures;
  — non-operating litigation reserves and settlements;
  — restructuring and other costs related to initiatives designed to reduce operating expenses, improve efficiency and simplify our organization;
  — the portion of favorable or unfavorable prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements and related changes in amortization of the deferred gain;
  — integration and transaction costs associated with acquiring or divesting businesses;
  — losses from the impairment of goodwill; and
  — non-recurring costs associated with the implementation of non-ordinary course legal or regulatory changes or changes to accounting principles.
- **Adjusted After-Tax Income (AATI) attributable to AIG common shareholders** is derived by excluding the tax effected APTI adjustments described above, dividends on preferred stock, noncontrolling interest on net realized gains (losses), other non-operating expenses and the following tax items from net income attributable to AIG:
  — deferred income tax valuation allowance releases and charges;

— changes in uncertain tax positions and other tax items related to legacy matters having no relevance to our current businesses or operating performance; and

— net tax charge related to the enactment of the Tax Cuts and Jobs Act.

■ **Diluted Normalized Adjusted After-tax Income attributable to AIG Common Shareholders Per Share** further adjusts diluted AATI attributable to AIG common shareholders per share for the effects of certain volatile or market-related items. We believe this measure is useful to investors for performance management because it presents the trends in diluted AATI attributable to AIG common shareholders per share without the impact of certain items that can experience volatility in our short-term results. Diluted normalized AATI attributable to AIG common shareholders per share is derived by excluding the following from AATI attributable to AIG common shareholders per share: the difference between actual and expected (1) catastrophe losses, (2) alternative investment returns, (3) Direct Investment Book and Global Capital Markets returns, (4) fair value changes on fixed maturity securities, and (5) return on business transactions; update of actuarial assumptions; prior year loss reserve development; and COVID-19 mortality.

■ **AIG Return on Common Equity (ROCE)—Adjusted After-tax Income Excluding Accumulated Other Comprehensive Income (AOCI) adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and Deferred Tax Assets (DTA) (Adjusted Return on Common Equity)** is used to show the rate of return on common shareholders' equity. We believe this measure is useful to investors because it eliminates items that can fluctuate significantly from period to period, including changes in fair value of our available for sale securities portfolio, foreign currency translation adjustments and U.S. tax attribute deferred tax assets. This measure also eliminates the asymmetrical impact resulting from changes in fair value of our available for sale securities portfolio wherein there is largely no offsetting impact for certain related insurance liabilities. In addition, we adjust for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets since these fair value movements are economically transferred to Fortitude Re. We exclude deferred tax assets representing U.S. tax attributes related to net operating loss carryforwards and foreign tax credits as they have not yet been utilized. Amounts for interim periods are estimates based on projections of full-year attribute utilization. As net operating loss carryforwards and foreign tax credits are utilized, the portion of the DTA utilized is included in Adjusted Return on Common Equity. Adjusted Return on Common Equity is derived by dividing actual or annualized adjusted after-tax income attributable to AIG common shareholders by average AIG common shareholders' equity, excluding AOCI adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets, and DTA (Adjusted Common Shareholders' Equity).

■ **Adjusted After-tax Income Attributable to Life and Retirement** is derived by subtracting attributed interest expense, income tax expense and attributed dividends on preferred stock from APTI. Attributed debt and the related interest expense and dividends on preferred stock are calculated based on our internal allocation model. Tax expense or benefit is calculated based on an internal attribution methodology that considers among other things the taxing jurisdiction in which the segments conduct business, as well as the deductibility of expenses in those jurisdictions.

■ **Core Adjusted Attributed Common Equity** is an attribution of AIG's Adjusted Common Shareholders' Equity to these segments based on our internal capital model, which incorporates the segments' respective risk profiles. Adjusted Attributed Common Equity represents our best estimates based on current facts and circumstances and will change over time.

■ **Life and Retirement Adjusted Segment Common Equity** is based on segment equity adjusted for the attribution of debt and preferred stock (Segment Common Equity) and is consistent with AIG's Adjusted Common Shareholders' Equity definition.

■ **Core Return on Common Equity—Adjusted After-tax Income (Adjusted Return on Attributed Common Equity)** is used to show the rate of return on Adjusted Attributed Common Equity. Adjusted Return on Attributed Common Equity is derived by dividing actual or annualized Adjusted After-tax Income by average Adjusted Attributed Common Equity.

■ **Life and Retirement Return on Adjusted Segment Common Equity—Adjusted After-tax Income (Return on Adjusted Segment Common Equity)** is used to show the rate of return on Adjusted Segment Common Equity. Return on Adjusted Segment Common Equity is derived by dividing actual or annualized Adjusted After-tax Income by Average Adjusted Segment Common Equity.

■ **Core Normalized Return on Attributed Common Equity** further adjusts Adjusted Return on Attributed Common Equity for the effects of certain volatile or market-related items. We believe this measure is useful to investors for performance management because it presents the trends in Adjusted Return on Attributed Common Equity without the impact of certain items that can experience volatility in our short-term results. Normalized Return on Attributed Common Equity is derived by excluding the following tax-adjusted effects from Adjusted Return on Attributed Common Equity: the difference between actual and expected (1) catastrophe losses, (2) alternative investment returns, (3) Direct Investment Book and Global Capital Markets returns, (4) fair value changes on fixed maturity securities; update of actuarial assumptions; and prior year loss reserve development.

■ **Life and Retirement Normalized Return on Adjusted Segment Common Equity** further adjusts Return on Adjusted Segment Common Equity for the effects of certain volatile or market-related items. We believe this measure is useful to investors for performance management because it presents the trends in Return on Adjusted Segment Common Equity without the impact of certain items that can experience volatility in our short-term results. Normalized Return on Adjusted Segment Common Equity is derived by excluding the following tax-adjusted effects from Return on Adjusted Segment Common Equity: the difference between actual and expected (1) alternative investment returns and (2) fair value changes on fixed maturity securities; update of actuarial assumptions; COVID-19 mortality; certain legal settlements and other business factors.

- **Ratios**: We, along with most property and casualty insurance companies, use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses (which for General Insurance excludes net loss reserve discount), and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Our ratios are calculated using the relevant segment information calculated under GAAP, and thus may not be comparable to similar ratios calculated for regulatory reporting purposes. The underwriting environment varies across countries and products, as does the degree of litigation activity, all of which affect such ratios. In addition, investment returns, local taxes, cost of capital, regulation, product type and competition can have an effect on pricing and consequently on profitability as reflected in underwriting income and associated ratios.

- **Accident year loss and Accident year combined ratios, as Adjusted (Accident year loss ratio, ex-CAT and Accident year combined ratio, ex-CAT)** exclude catastrophe losses (CATs) and related reinstatement premiums, prior year development (PYD), net of premium adjustments, and the impact of reserve discounting. Natural catastrophe losses are generally weather or seismic events, in each case, having a net impact on AIG in excess of $10 million and man-made catastrophe losses, such as terrorism and civil disorders that exceed the $10 million threshold. We believe that as adjusted ratios are meaningful measures of our underwriting results on an ongoing basis as they exclude catastrophes and the impact of reserve discounting which are outside of management's control. We also exclude prior year development to provide transparency related to current accident year results. Underwriting ratios are computed as follows:

  — **Loss Ratio** = Loss and loss adjustment expenses incurred ÷ Net premiums earned (NPE)

  — **Acquisition Ratio** = Total acquisition expenses ÷ NPE

  — **General Operating Expense Ratio** = General operating expenses ÷ NPE

  — **Expense Ratio** = Acquisition ratio + General operating expense ratio

  — **Combined Ratio** = Loss ratio + Expense ratio

  — **CATs and Reinstatement Premiums = [Loss and loss adjustment expenses incurred – (CATs)] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes] – Loss ratio**

  — **Accident Year Loss Ratio, as Adjusted (AYLR ex-CAT)** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes +/(-) Prior year premiums + Adjustment for ceded premium under reinsurance contracts related to prior accident years]

  — **Accident Year Combined Ratio, as Adjusted (AYCR ex-CAT)** = AYLR ex-CAT + Expense ratio

  — **Prior Year Development net of reinsurance and prior year premiums** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes +/(-) Prior year premiums] – Loss ratio – CATs and reinstatement premiums ratio

Underwriting Ratios, Twelve Months Ended December 31,	2021	2020	2019
Loss ratio	64.2	71.0	65.2
Catastrophe losses and reinstatement premiums	(5.4)	(10.3)	(4.8)
Prior year development, net of reinsurance and prior year premiums	0.6	0.1	1.1
Adjustment for ceded premiums under reinsurance contracts and other	—	—	0.1
Accident year loss ratio, as Adjusted	59.4	60.8	61.6
Acquisition ratio	19.6	20.4	21.8
General operating expense ratio	12.0	12.9	12.6
Expense ratio	31.6	33.3	34.4
Combined ratio	95.8	104.3	99.6
Accident year combined ratio, as Adjusted*	91.0	94.1	96.0

* In addition, for purposes of performance metrics, Accident Year Combined Ratio, as Adjusted was further adjusted for certain business factors.

- **Accident Year Combined Ratio, as Adjusted, including Average Annual Losses** is derived by adding the average annual losses (AAL) expressed as a percentage of net premiums earned, to the Accident Year Combined Ratio, as Adjusted. The AAL is the mean of the probabilistic expected catastrophe loss distribution that is calculated based on our catastrophe model.

- **Combined Ratio Improvement Relative to Peers** represents General Insurance's combined ratio compared to peers' combined ratio computed using a weighted average based on the respective net premiums earned for each peer.

- **AIG 200 Cumulative Run-rate Net GOE Savings** represents exit run-rate savings that will emerge over time as a direct result of actions taken under the AIG 200 program.

- **Net GOE Run-rate Savings (excluding Life and Retirement):** AIG 200 Cumulative Run-rate Net GOE Savings excluding Life and Retirement.

- **Life and Retirement GOE (Net)** represents GOE on an adjusted pre-tax income basis normalized for certain legal settlements and other business factors.

- **Core Normalized Book Value per Common Share (BVPS)** is derived by dividing Core Adjusted Attributed Common Equity adjusted for cumulative dividends paid to common shareholders over the three-year LTI performance period and the tax-adjusted effects of (1) inception to date changes in the Adverse Development Cover reinsurance agreement deferred gain (including inception to date amortization related to the deferred gain) resulting from changes in the underlying loss reserves, (2) the difference between actual and expected catastrophe losses, and (3) the cumulative effect of changes in accounting principles, by total common shares outstanding.

- **Relative Tangible Book Value Per Common Share (BVPS)** represents Tangible book value per common share compared to peers' Tangible book value per common share. Tangible book value per common share is derived by dividing Total AIG common shareholders' equity, excluding goodwill, value of business acquired, value of distribution channel acquired and other intangible assets, by total common shares outstanding.



American International Group, Inc.

www.aig.com

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